As filed with the Securities and Exchange Commission on September 11, 2000
                                               Registration No. 333-________


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   GARMIN LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

        CAYMAN ISLANDS                         3812                      98-0229227
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)

                                QUEENSGATE HOUSE
                                P.O. BOX 30464SMB
                      113 SOUTH CHURCH STREET, GEORGE TOWN,
                          GRAND CAYMAN, CAYMAN ISLANDS
                                 (345) 945-2187*
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           ------------------------

                             ANDREW R. ETKIND, ESQ.
                         C/O GARMIN INTERNATIONAL, INC.
                             1200 EAST 151ST STREET
                              OLATHE, KANSAS 66062
                                 (913) 397-8200
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

*Garmin Ltd. maintains its registered office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and its principal executive offices at Queensgate House, P.O. Box 30464SMB, 113 South Church Street, George Town, Grand Cayman, Cayman Islands. The executive offices of Garmin Ltd.'s principal United States subsidiary are located at 1200 East 151st Street, Olathe, Kansas 66062. The telephone number there is (913) 397-8200.

                           ------------------------
                                   COPIES TO:

JOHN F. MARVIN, ESQ.                          VINCENT PAGANO, JR., ESQ.
SONNENSCHEIN NATH & ROSENTHAL                 SIMPSON THACHER & BARTLETT
4520 MAIN STREET                              425 LEXINGTON AVENUE
KANSAS CITY, MISSOURI  64111                  NEW YORK, NEW YORK 10017-3954

         APPROXIMATE DATE OF COMMENCEMENT OF SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] ________________
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ________________


                             CALCULATION OF REGISTRATION FEE
----------------------------------------------- ----------------------------- -------------------
                                                           PROPOSED
               TITLE OF EACH CLASS OF                 MAXIMUM AGGREGATE            AMOUNT OF
             SECURITIES TO BE REGISTERED          OFFERING PROCEEDS (1)(2)     REGISTRATION FEE
----------------------------------------------- ----------------------------- -------------------

Common shares, par value US$0.01 per share.....       US$230,000,000              US$60,720
----------------------------------------------- ----------------------------- -------------------

(1)  Includes $30,000,000 subject to the underwriters' over-allotment option.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 2000

PROSPECTUS
            , 2000


                                  [GARMIN LOGO]


                        __________________ COMMON SHARES


GARMIN LTD.:                                                 THE OFFERING:
o        We are a leading provider of navigation,            o        We are offering        common shares, and the
         communications and information devices, most of              selling shareholders are offering common
         which are enabled by Global Positioning System               shares.
         technology.                                         o        The underwriters have an option to purchase an
                                                                      additional                    common shares
o        Garmin Ltd.                                                  from us to cover the underwriters'
         Queensgate House                                             over-allotment.
         P.O. Box 30464SMB                                   o        This is the initial public offering of our
         113 South Church Street, George Town,                        common shares.  We anticipate that the initial
         Grand Cayman, Cayman Islands                                 public offering price will be between $
                                                                      and $  per share.
                                                             o        Closing:             , 2000.
PROPOSED SYMBOL & MARKET:

o        GRMN/Nasdaq National Market

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                                                             PER SHARE             TOTAL
-------------------------------------------------------------------------------------------------------------

Public offering price:                                                       $                    $
Underwriting fees:                                                           $                    $
Proceeds to us:                                                              $                    $
PROCEEDS TO THE SELLING SHAREHOLDERS:                                        $                    $
-------------------------------------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
                           JOINT BOOK-RUNNING MANAGERS

DONALDSON, LUFKIN & JENRETTE                                MERRILL LYNCH & CO.
                               -----------------

                              SALOMON SMITH BARNEY

RED HERRING LEGEND

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

         [Graphics on fold-out inside front cover page of prospectus.]



                                TABLE OF CONTENTS

                                         PAGE                                             PAGE
Special Note Regarding Forward-                 Business.................................  34
  Looking Statements....................  ii    Management...............................  48
Prospectus Summary......................  1     Certain Relationships and Related
Risk Factors............................  7      Transactions............................  54
Use of Proceeds.........................  18    Principal and Selling Shareholders.......  55
Dividend Policy.........................  18    Description of Share Capital.............  56
Dilution................................  19    Shares Eligible for Future Sale..........  60
Capitalization..........................  20    Tax Considerations.......................  62
Selected Consolidated Financial and             Underwriting.............................  67
  Other Data............................  21    Legal Matters............................  69
Management's Discussion and Analysis            Experts..................................  70
  of Financial Condition and Results of         Enforceability of Civil Liabilities......  70
  Operations............................  23    Additional Information...................  71
Reorganization..........................  33    Index to Consolidated Financial
                                                  Statements.............................  F-1

                                ---------------

         GARMIN, the GARMIN logo, the GARMIN globe design, the GARMIN "swoosh" design, STREETPILOT, TRACBACK, DCG, GPS II, GPS III, GPSCOM, PHASETRAC 12, TRACPAK, G CHART, GPS 40, PERSONAL NAVIGATOR, GUIDANCE BY GARMIN, MULTITRAC 8, AUTOLOCATE, QUICKFIX and SEE-THRU are registered trademarks of Garmin Corporation, and EMAP, ETREX, ETREX SUMMIT and MAPSOURCE are trademarks of Garmin Corporation. All other registered trademarks and tradenames referred to in this prospectus are the property of their respective owners.

         All references to Taiwan in this prospectus are to the Republic of China. In this prospectus, references to "NT Dollars" or "New Taiwan Dollar(s)" are to the currency of Taiwan and all references to "U.S. Dollar," "Dollars," "$" or "US$" are to the currency of the United States of America. Unless otherwise indicated, the information contained in this prospectus:

     o assumes that the underwriters do not exercise the option granted by us to purchase additional shares in this offering to cover over-allotments;
     o    assumes that no outstanding employee stock options are exercised;
     o is presented as if Garmin Ltd., which was established in July 2000, had been in existence for all periods presented; and
     o is presented as if the exchange offer pursuant to which the holders of shares of Garmin Corporation effectively exchanged their shares for shares of Garmin Ltd. had taken place prior to the periods presented. See note 1 of our consolidated financial statements and "Reorganization."

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                          AND CERTAIN OTHER INFORMATION

     Some  of  the  statements  under  "Prospectus   Summary,"  "Risk  Factors,"
"Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by terminology such as "may," "might," "will," "should," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements speak only as of the date of this prospectus and are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors, among others, may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by any obligations imposed by applicable law, after the date of this prospectus, we do not intend to update any of the forward-looking statements, whether as a result of new information, future events or otherwise.

                             PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY," "WE," "US," "OUR" AND SIMILAR TERMS REFERS TO GARMIN LTD. AND ITS SUBSIDIARIES.

                                     GARMIN
     We are a leading, worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System technology. The Global Positioning System, or GPS, first made available by the U.S. government for commercial use in 1983, is a worldwide navigation system which enables the precise determination of geographic location using established satellite technology. We design, develop, manufacture and market under the GARMIN brand a diverse family of hand-held, portable and fixed mount GPS-enabled products and other navigation, communications and information products. Each of our GPS products utilizes our proprietary integrated GPS chipsets and receiver design to collect, calculate and display location, direction, speed and other information in forms optimized for specific end-user applications.

     The precise determination of location is a fundamental requirement in many activities such as navigation, and is an increasingly attractive feature for other recreational and business applications. According to a 1999 report by Allied Business Intelligence, Inc., the worldwide commercial GPS market, including the markets in which we participate, is projected to grow from an estimated $4.9 billion in 1999 to $13.9 billion by 2005. On May 2, 2000, the accuracy of GPS improved from approximately 100 meters to 10 meters or less as a result of the U.S. government's removal of its intentional accuracy degradation, known as Selective Availability. We believe that improved accuracy and functionality of GPS devices as well as the continued convergence of GPS, communications and information technologies will drive continued industry growth.

     We were founded in 1989 with a vision to be a leading supplier of navigation, communications and information devices to customers around the world. Our management team includes the original founders of our company in addition to others with significant experience in our selected markets. Our target markets currently consist of the consumer segment, which primarily includes marine/recreational products, and the aviation segment, which consists of panel mount and portable products for use in aircraft. We offer approximately fifty navigation, communications and information products, including:

     o    small, handheld personal GPS navigation devices;
     o award-winning, panel-mounted suites for general aviation aircraft, which integrate cockpit communications, instrument landing system receivers and GPS technology;
     o portable automotive navigation systems with local street-level map detail and business and address information;
     o GPS-enabled and stand-alone sonar depth sounders (fishfinders) for recreational boating and fishing; and
     o    the first integrated GPS-enabled mobile phone.

         While the marine/recreational and aviation product lines will continue to be the core of our business in the near-term, these product lines are only the beginning for GPS-enabled products and services. GPS capabilities are becoming increasingly commercially viable in a wide range of consumer products and services, including automotive navigation systems and wireless consumer and mobile information devices (such as phones and personal digital assistants, or PDAs). Our vision is to leverage our brand and development experience to build leadership positions in many of these potentially high-growth GPS enabled/enhanced markets.

         We believe our emphasis on simplicity and ease of use, our rugged yet elegant designs, and the introduction of innovative features across a range of applications have been the foundation of our success to date. Our products have won numerous awards and significant recognition, including an "Editor's Choice" award in 1998 from FLYING magazine for our GNS 430 integrated avionics product and the selection by POPULAR SCIENCE magazine of our NavTalk(TM) GPS-enabled cellular telephone as one of the "Best of What's New" in 1998. More recently, our eTrex(TM) product has garnered recognition and favorable reviews in magazines such as MEN'S JOURNAL, OUTDOOR LIFE, POPULAR MECHANICS, SAIL and VOGUE.

         We have sold approximately three million devices and have sustained consistent growth and profitability, despite significant competition. Our sales have grown from $102 million in 1995 to $233 million in 1999, a compound annual growth rate of 23%. Over the same period, our net income grew from $23 million to $64 million, a compound annual growth rate of 29%. We estimate that in 1999 we had a market share by unit volume of approximately 50% in the North American GPS marine and recreational market, based upon data from an independent market report published by Frost and Sullivan. We estimate that in 1999 our market share was 59% by unit volume of the U.S. general aviation retrofit market for GPS-enabled panel mount applications, and that our market share was 76% by unit volume of the U.S. market for portable aviation GPS devices, based upon data from independent market reports published by the Aircraft Electronics Association.

         Our products are sold in approximately 100 countries through our global network of approximately 2,500 independent dealers and distributors, as well as through original equipment manufacturers, or OEMs, for certain product lines. Major dealers and distributors for our consumer products include Bass Pro Shops, Best Buy, Boat America/Boat U.S., Boater's World, Cabela's, Eastern Mountain Sports, Office Depot, REI, West Marine and Wal-Mart. Our products are also standard equipment on boats manufactured by Ranger Boats and Lund Boat Company and optional equipment on boats manufactured by Cobalt Boats and Tuffy Boats by Fiberdome. Major dealers and distributors for our aviation products include JA Air Center, Sportsman's Market, Inc. (Sporty's Pilot Shop) and Tropic Aero, Inc. In addition, our panel-mount aviation products are standard equipment on airplanes from six manufacturers, including The New Piper Aircraft Company, Raytheon Aircraft Company, Mooney Aircraft Corporation and Cirrus Design Corporation.

         Our track record of product innovations is maintained by our strong emphasis on research and development and the close partnership between our engineering and manufacturing teams. We have introduced 23 new products in the last two years and expect to introduce approximately 25 new products in the next 12 months. As of August 22, 2000, we held 35 U.S. patents and have approximately 40 U.S. patent applications pending. Our products are created by our in-house engineering and design staff of approximately 200 people worldwide. Our design and manufacturing processes are certified to ISO 9001/2, an international standard for superior quality and reliability. We have manufacturing facilities in Shijr, Taiwan and Olathe, Kansas. As of June 30, 2000, we had 1,205 full-time employees worldwide.

         Our strategy is to expand our market leadership by designing, producing, marketing and supporting innovative navigation, communications and information products to customers around the world. The key elements of our strategy include:

          o MAINTAIN OUR CUSTOMER FOCUSED APPROACH TO PRODUCT DESIGN. Our goal is to serve our customers' needs by designing products that offer superior value, higher quality, and lower cost of ownership than those of our competitors.

          o EMPHASIZE CONTINUOUS PRODUCT INNOVATION. We intend to continue to be a leader in innovation by capitalizing on the convergence of information and location technologies as we expand the utility of, and market for, our devices.

          o EXPAND AND BROADEN OUR PRODUCT LINE. Our goal is to offer a comprehensive line of products within each of our current market segments, and introduce an innovative line of convergence devices, including mobile information appliances, which combine GPS, communications and information capabilities.

          o MAINTAIN AND SELECTIVELY EXPAND OUR DISTRIBUTION NETWORK. We plan to maintain and expand on our close relationships with our global network of existing and new dealers and OEMs to reach new customers and introduce the utility of our products to new markets.

          o LEVERAGE VERTICAL INTEGRATION. We intend to continue integrating vertically whenever superior results can be achieved.

                                ----------------

         We are incorporated in the Cayman Islands. Our registered office is located at Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Queensgate House, P.O. Box 30464SMB, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, and our telephone number is (345) 945-2187. The executive offices of our principal United States subsidiary are located at 1200 East 151st Street, Olathe, Kansas 66062. The telephone number there is (913) 397-8200. Our Web site address is www.garmin.com. The information on the Web site is not part of this prospectus.


                                     THE OFFERING
----------------------------------------   ------------------------------------------------------
Common shares offered by us.............   ______________ shares
----------------------------------------   ------------------------------------------------------
----------------------------------------   ------------------------------------------------------
Common shares offered by the
   selling stockholders.................   ______________ shares
----------------------------------------   ------------------------------------------------------
----------------------------------------   ------------------------------------------------------
Common shares to be outstanding after
   the offering.........................   ______________ shares
----------------------------------------   ------------------------------------------------------
----------------------------------------   ------------------------------------------------------
Use of proceeds.........................   We plan to use the proceeds to us from this offering
                                           for working capital and other general corporate
                                           purposes, including possible acquisitions or strategic
                                           partnerships and expansion into new products and
                                           markets.  We currently have no commitments to make any
                                           material investments or acquisitions.
----------------------------------------   ------------------------------------------------------
----------------------------------------   ------------------------------------------------------
Proposed Nasdaq National Market symbol..   GRMN
----------------------------------------   ------------------------------------------------------

     The number of common shares to be outstanding after this offering is based on our shares outstanding as of _____________, 2000. This number excludes:

     o........__________________ common shares issuable upon exercise of options granted to our employees and directors on _____________, 2000 under our stock option plan

     o _________________ shares subject to the underwriters' over-allotment option.

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA


         The following table presents summary consolidated financial data of Garmin Ltd. for each of the five years in the period ended December 25, 1999 and the six-month periods ended June 26, 1999 and June 24, 2000. We have derived the historical data below from our audited consolidated financial statements except for data for the six months ended June 26, 1999 and June 24, 2000, and as of June 24, 2000, which was derived from our unaudited consolidated financial statements.

         You should read the following information in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes, included elsewhere in this prospectus. The consolidated financial statements for the five fiscal years ended December 25, 1999 have been audited by Ernst & Young LLP, independent auditors.

                                                                                                              SIX MONTHS
                                                             YEARS ENDED(1)                                    ENDED(1)
                                      --------------------------------------------------------------    ------------------------
                                       DEC. 31,    DEC. 31,      DEC. 31,     DEC. 26,    DEC. 25,      JUNE 26,     JUNE 24,
                                         1995        1996          1997         1998        1999          1999         2000
                                      -----------  ----------  ------------- -----------  ----------    ----------  ------------
                                                                                                              (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
   INCOME DATA:
   Net sales......................      $102,474    $135,874    $160,280      $169,030     $232,586      $106,395    $170,540
   Cost of goods sold.............        55,446      77,616      93,620        82,787      105,654        50,443      78,602
                                      ----------    --------   ---------     ---------    ---------     ---------   ---------
   Gross profit...................        47,028      58,258      66,660        86,243      126,932        55,952      91,938
   Operating expenses:
      Selling, general and
      administrative..............        13,935      17,720      17,102        24,680       27,063        12,434      15,075
     Research and development.....         7,703      10,383      12,657        14,876       17,339         7,936       9,719
                                      ----------   ---------   ---------     ---------    ---------     ---------   ---------
   Total operating expenses.......        21,638      28,103      29,759        39,556       44,402        20,370      24,794
                                      ----------   ---------   ---------     ---------    ---------     ---------   ---------
   Operating income...............        25,390      30,155      36,901        46,687       82,530        35,582      67,144
   Other income (expense).........           558         818      11,971(2)        833        1,602         1,894      (2,009)
                                      ----------   ---------   ---------     ---------    ---------     ---------   ---------
   Income before income taxes.....        25,948      30,973      48,872        47,520       84,132        37,476      65,135
   Provision for income taxes.....         2,869       7,943      12,780        12,354       19,965         8,893      15,375
                                      ----------   ---------   ---------     ---------    ---------     ---------   ---------
     Net income...................    $   23,079   $  23,030   $  36,092     $  35,166    $  64,167     $  28,583   $  49,760
                                      ==========   =========   =========     =========    =========     =========   =========
     Net income per share (basic
        and diluted)..............    $     0.26   $    0.26   $    0.41     $    0.40    $    0.72     $    0.32   $    0.56
                                      ==========   =========   =========     =========    =========     =========   =========
     Weighted average common
        shares outstanding (basic
        and diluted)..............        87,984      87,984      87,984        88,650       88,984        88,984      88,984
                                      ==========   =========   =========     =========    =========     =========   =========




                                                                                               AS OF JUNE 24, 2000
                                                                                    ------------------------------------------
                                                                                                            AS ADJUSTED FOR
                                                                                           ACTUAL          THE OFFERING (3)
                                                                                           ------          ----------------
                                                                                                 (UNAUDITED)
                                                                                                (IN THOUSANDS)

BALANCE SHEET DATA:
   Cash and cash equivalents..................................                            $123,610
   Total                                                                                   327,058
assets...............................................
   Total debt (4).............................................                              48,236
   Total stockholders' equity.................................                             220,608

------------

(1) Our fiscal quarters are 13-week quarters and do not always end on the last day of the calendar quarter. Our fiscal year end is the last Saturday of the calendar year and does not always fall on December 31. Prior to 1998, our fiscal quarters were calendar quarters, and our fiscal years ended on December 31.
(2)      Includes a $10 million foreign currency gain.
(3) Reflects the issuance and sale of _________ common shares offered hereby at an assumed initial public offering price of $_____ per share, the mid-point of the estimated price range set forth on the prospectus cover page after deduction of underwriting fees and offering expenses payable by us.
(4)      Total debt consists of notes payable and long-term debt.

                                  RISK FACTORS

         THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON SHARES.


                          RISKS RELATED TO OUR COMPANY

OUR GPS PRODUCTS DEPEND UPON SATELLITES MAINTAINED BY THE UNITED STATES DEPARTMENT OF DEFENSE. IF A SIGNIFICANT NUMBER OF THESE SATELLITES BECOME INOPERABLE, UNAVAILABLE OR ARE NOT REPLACED OR IF THE POLICIES OF THE UNITED STATES GOVERNMENT FOR THE USE OF GPS WITHOUT CHARGE ARE CHANGED, OUR BUSINESS WILL SUFFER.

         The Global Positioning System is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, the average age is 6 years and some have been operating for more than 11 years.

         If a significant number of satellites were to become inoperable, unavailable or are not replaced, it would impair the current utility of our GPS products and the growth of current and additional market opportunities. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period, or that the policies of the U.S. government that provide for the use of GPS without charge and without accuracy degradation will remain unchanged. Because of the increasing commercial applications of GPS, other U.S. government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of our products to select GPS-based products instead of products based on competing technologies.

INTERFERENCE WITH THE RECEPTION OF GPS SIGNALS COULD HARM OUR BUSINESS.

         Our GPS technology is dependent on the use of radio frequency spectrum. The assignment of spectrum is controlled by an international organization known as the International Telecommunications Union ("ITU"). The Federal Communications Commission ("FCC") is responsible for the assignment of spectrum for non-government use in the United States in accordance with ITU regulations. Any ITU or FCC reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, could cause interference with the reception of GPS signals and may materially and adversely affect the utility and reliability of our products, which would, in turn, cause a material adverse effect on our operating results. In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of our products, which could result in a material adverse effect on our operating results.

         On May 11, 2000, the FCC issued a Notice of Proposed Rulemaking that proposes rules for the operation of Ultra-Wideband ("UWB") radio devices on an unlicensed basis in the frequency bands allocated to GPS. If the FCC issues final rules authorizing such operation, UWB devices might cause interference with the reception of GPS signals. Such interference could reduce demand for GPS products in the future. Any resulting change in market demand for GPS products could have a material adverse effect on our financial results.

IF WE ARE NOT SUCCESSFUL IN THE CONTINUED DEVELOPMENT, INTRODUCTION OR TIMELY MANUFACTURE OF NEW PRODUCTS, DEMAND FOR OUR PRODUCTS COULD DECREASE.

         We expect that a significant portion of our future revenue will continue to be derived from sales of newly introduced products. The market for our products is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. If we fail to modify or improve our products in response to changes in technology, industry standards or customer needs, our products could rapidly become less competitive or obsolete. We must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

         If we are unable to successfully develop and introduce competitive new products, and enhance our existing products, our future results of operations would be adversely affected. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success. We have previously experienced delays in shipping certain of our products and any future delays, whether due to manufacturing delays, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our results of operations.

IF WE DO NOT CORRECTLY ANTICIPATE DEMAND FOR OUR PRODUCTS, WE MAY NOT BE ABLE TO SECURE SUFFICIENT QUANTITIES OR COST-EFFECTIVE PRODUCTION OF OUR PRODUCTS OR WE COULD HAVE COSTLY EXCESS PRODUCTION OR INVENTORIES.

         Historically, we have experienced steady increases in demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support multiple products and as competition in the market for our products intensifies. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

     o If demand increases beyond what we forecast, we would have to rapidly increase production. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand.

    o Rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins.

     o If forecasted demand does not develop, we could have excess production resulting in higher inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity at our facilities, which could result in lower margins.

OUR PRODUCTS ARE COMPLEX AND ERRORS OR DEFECTS COULD RESULT IN THE REJECTION OF OUR PRODUCTS AND DAMAGE TO OUR REPUTATION, AS WELL AS LOST REVENUES AND INCREASED COSTS.

         Our products are complex and must meet stringent user requirements. Products as sophisticated as ours are likely to contain undetected errors or defects, especially when first introduced or when new models or versions are released. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Any of these results could harm our business.

WE MAY BECOME SUBJECT TO SIGNIFICANT PRODUCT LIABILITY COSTS.

         We could become subject to significant product liability costs, particularly with respect to errors or defects in, or misuse of, our products, in the event of catastrophe, collision, property damage or personal injury. We maintain insurance against accident-related risks involving our products. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages to others or that such insurance will continue to be available at commercially reasonable rates. If we are unable to maintain sufficient insurance to cover product liability costs, our business could be harmed.

WE DEPEND ON OUR SUPPLIERS, SOME OF WHICH ARE THE SOLE SOURCE FOR SPECIFIC COMPONENTS OR MAPPING DATA, AND OUR PRODUCTION WOULD BE SERIOUSLY HARMED IF THESE SUPPLIERS ARE NOT ABLE TO MEET OUR DEMAND AND ALTERNATIVE SOURCES ARE NOT AVAILABLE, OR IF THE COSTS OF COMPONENTS RISE.

         We are dependent on third party suppliers for various components used in our current products. Some of the components that we procure from third party suppliers include semiconductors and electroluminescent panels, liquid crystal displays, memory chips and microprocessors. The cost, quality and availability of components are essential to the successful production and sale of our products. Some components come from our sole source suppliers. Alternative sources may not be currently available for these sole source components.

         In the past, we have experienced shortages, particularly involving components that are also used in cellular phones. In addition, if there are shortages in supply of components, the costs of such components may rise. If suppliers are unable to meet our demand for components on a timely basis and if we are unable to obtain an alternative source or if the price of the alternative source is prohibitive, or if the costs of components rise, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

         We license mapping data for use in our products from various sources. There are only a limited number of suppliers of mapping data for each geographical region. If we are unable to continue licensing such mapping data and are unable to obtain an alternative source, or if the price of the alternative source is prohibitive, our ability to supply mapping data for use in our products would be seriously harmed.

WE RELY ON INDEPENDENT DEALERS AND DISTRIBUTORS TO SELL OUR PRODUCTS, AND DISRUPTION TO THESE CHANNELS WOULD HARM OUR BUSINESS.

         Because we sell a majority of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

         Our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

         We believe our distributors are experiencing competition from Internet-based suppliers that distribute directly to end-user customers. These actions could cause conflict among our channels of distribution, which could affect the effectiveness of our existing dealer channel and harm our revenues and results of operations.

IF WE FAIL TO MANAGE OUR GROWTH AND EXPANSION EFFECTIVELY, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS.

         Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our shipments and headcount substantially. In addition, we plan to continue to hire a significant number of employees within the next 12 months. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources.

OUR BUSINESS MAY SUFFER IF WE ARE NOT ABLE TO HIRE AND RETAIN SUFFICIENT QUALIFIED PERSONNEL OR IF WE LOSE OUR KEY PERSONNEL.

         Our future success depends partly on the continued contribution of our key executive, engineering, sales, marketing, manufacturing and administrative personnel. In particular, we rely on Min H. Kao and Gary Burrell, our Co-Chairmen, Co-Chief Executive Officers and founders. We currently do not have employment agreements with any of our key executive officers. We do not have key man life insurance on any of our key executive officers and do not currently intend to obtain such insurance. The loss of the services of any of our senior level management, or other key employees, could harm our business. Recruiting and retaining the skilled personnel we require to maintain our market position may be difficult. For example, there is a nationwide shortage of qualified electrical engineers and software engineers that are necessary for us to design and develop new products and therefore, it may be challenging to recruit such personnel. If we fail to hire and retain qualified employees, we may not be able to maintain and expand our business.

OUR SALES AND GROSS MARGINS FOR OUR PRODUCTS MAY FLUCTUATE.

         Our sales and gross margins for our products may fluctuate from period to period due to a number of factors, including product mix, competition and unit volumes. In particular, the average selling prices of a specific product tend to decrease over that product's life. To offset such decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and therefore can be sold at higher average selling prices. However, there can be no assurance that we will be able to obtain any such yield improvements or cost reductions or introduce any such new products in the future. To the extent that such cost reductions and new product introductions do not occur in a timely manner or our customers' products do not achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY.

         Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly. If this occurs, the price of our stock would likely decline. As we expand our operations, our operating expenses, particularly our sales, marketing and research and development costs, may increase. If revenues decrease and we are unable to reduce those costs rapidly, our operating results would be negatively affected.

         Historically, our revenues have usually been weaker in the first and third quarters of each fiscal year and have, from time to time, been lower than the preceding quarter. Our devices are highly consumer-oriented, and consumer buying is traditionally lower in these quarters. Sales of certain of our consumer products tend to be higher in our second fiscal quarter due to increased consumer spending for such products during the bass fishing season. Sales of certain of our consumer products also tend to be higher in our fourth fiscal quarter due to increased consumer spending patterns on electronic devices during the holiday season. In addition, we attempt to time our new product releases to coincide with relatively higher consumer spending in the second and fourth fiscal quarters, which contributes to these seasonal variations.

WE MIGHT NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADDITIONAL FINANCING MIGHT NOT BE AVAILABLE.

         Although we currently anticipate that our available cash resources, combined with net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements at least through the end of 2001, our resources may prove to be insufficient for these requirements. If that is the case, we may need to raise additional funds through public or private debt or equity financing in order to:

     o    take   advantage   of   opportunities,   including   the  purchase  of
          technologies or acquisitions of complementary businesses;
     o    develop new products; or
     o    respond to competitive pressures.

         Any additional financing we need may not be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we might not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to unanticipated competitive pressures, and our business could be harmed.

BECAUSE OUR REPORTING CURRENCY IS IN U.S. DOLLARS AND THE FUNCTIONAL CURRENCIES OF TWO OF OUR OPERATING SUBSIDIARIES ARE IN NT DOLLARS AND THE BRITISH POUND STERLING, RESPECTIVELY, EXCHANGE RATE FLUCTUATIONS IMPACT THE FINANCIAL STATEMENTS OF OUR OPERATING SUBSIDIARIES AND OUR CONSOLIDATED FINANCIAL STATEMENTS.

         Foreign exchange effects on our financial statements are complex because our reporting currency is in U.S. Dollars while the functional currencies of Garmin Corporation and Garmin (Europe) Ltd., two of our operating subsidiaries, are in NT Dollars and the British Pound Sterling, respectively. We are exposed to foreign exchange risks related to recurring foreign currency payments, principally in U.S. Dollars. In addition, fluctuations in exchange rates between the U.S. Dollar and the NT Dollar, and between the U.S. Dollar and the British Pound Sterling, may have an adverse impact on the financial statements of Garmin Corporation and Garmin (Europe) Ltd., respectively, and, as a consequence, upon consolidation have an indirect adverse effect on our consolidated financial statements.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED MARGINS AND LOSS OF MARKET SHARE.

         The markets for our products are highly competitive and we expect competition to increase in the future. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

OUR INTELLECTUAL PROPERTY RIGHTS ARE IMPORTANT TO OUR OPERATIONS, AND WE COULD SUFFER LOSS IF THEY INFRINGE UPON OTHER'S RIGHTS OR ARE INFRINGED UPON BY OTHERS.

         We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. To this end, we hold rights to a number of patents and registered trademarks and regularly file applications to attempt to protect our rights in new technology and trademarks. However, there is no guarantee that our patent applications will become issued patents, or that our trademark applications will become registered trademarks. Moreover, even if approved, our patents or trademarks may thereafter be successfully challenged by others or otherwise become invalidated for a variety of reasons. In addition, the only patents we have obtained are U.S. patents. Thus, any patents or trademarks we currently have or may later acquire may not provide us a significant competitive advantage.

         Third parties may claim that we are infringing their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition. Litigation concerning patents or other intellectual property can be costly and time consuming. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources to pay for the licenses. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.

FAILURE TO OBTAIN REQUIRED CERTIFICATIONS OF OUR PRODUCTS ON A TIMELY BASIS COULD HARM OUR BUSINESS.

         We have certain products, especially in our aviation segment, that are subject to governmental and similar certifications before they can be sold. For example, Federal Aviation Administration ("FAA") certification is required for all of our aviation products that are intended for installation in type certificated aircraft. To the extent that it is required, certification is an expensive and time consuming process that requires significant focus and resources. An inability to obtain, or excessive delay in obtaining, such certifications could have an adverse effect on our ability to introduce new products and, therefore, our operating results. In addition, we cannot assure you that our certified products will not be decertified. Any such decertification could have an adverse effect on our operating results.

OUR BUSINESS IS SUBJECT TO ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

         Our business is subject to risks associated with doing business internationally. We estimate that approximately 26% of our net sales in the fiscal year ended December 25, 1999 represented products shipped to international destinations. Accordingly, our future results could be harmed by a variety of international factors, including:

     o    changes in foreign currency exchange rates;
     o changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
     o    trade protection measures and import or export licensing requirements;
     o    potentially negative consequences from changes in tax laws;
     o    difficulty in managing widespread sales and manufacturing  operations;
          and
     o    less effective protection of intellectual property.

WE MAY EXPERIENCE UNIQUE ECONOMIC AND POLITICAL RISKS ASSOCIATED WITH COMPANIES THAT OPERATE IN TAIWAN.

         Relations between Taiwan and the People's Republic of China, also referred to as the PRC, and other factors affecting the political or economic conditions of Taiwan in the future could affect our business and the market price and the liquidity of our shares. Our principal manufacturing facilities where we manufacture all of our products, except our panel-mounted aviation products, are located in Taiwan.

         Taiwan has a unique international political status. The PRC asserts sovereignty over all of China, including Taiwan, certain other islands and all of mainland China. The PRC government does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan in certain circumstances, such as the declaration of independence by Taiwan. Relations between Taiwan and the PRC have on occasion adversely affected the market value of Taiwanese companies and could negatively affect our operations in Taiwan in the future.

THERE IS UNCERTAINTY AS TO OUR SHAREHOLDERS' ABILITY TO ENFORCE CERTAIN FOREIGN CIVIL LIABILITIES IN THE CAYMAN ISLANDS AND TAIWAN.

         We are a Cayman Islands company and a substantial portion of our assets are located outside the United States, particularly in Taiwan. As a result, it may be difficult for you to effect service of process within the United States upon us. In addition, there is uncertainty as to whether the courts of the Cayman Islands and Taiwan would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or Taiwan against us predicated upon the securities laws of the United States or any state thereof.

OUR SHAREHOLDERS MAY FACE DIFFICULTIES IN PROTECTING THEIR INTERESTS BECAUSE WE ARE INCORPORATED UNDER CAYMAN ISLANDS LAW.

         Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (2000 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

WE MAY PURSUE STRATEGIC ACQUISITIONS, INVESTMENTS, STRATEGIC PARTNERSHIPS OR OTHER VENTURES, AND OUR BUSINESS COULD BE MATERIALLY HARMED IF WE FAIL TO SUCCESSFULLY IDENTIFY, COMPLETE AND INTEGRATE SUCH TRANSACTIONS.

         We intend to evaluate acquisition opportunities and opportunities to make investments in complementary businesses, technologies, services or products, or to enter into any strategic partnerships with parties who can provide access to those assets, additional product or services offerings or additional industry expertise. We currently have no commitments to make any material investments or acquisitions, or to enter into strategic partnerships. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on commercially favorable terms, or at all.

         Any future acquisition could result in difficulties assimilating acquired operations and products, diversion of capital and management's attention away from other business issues and opportunities and amortization of acquired intangible assets. Integration of acquired companies may result in problems related to integration of technology and inexperienced management teams. In addition, the key personnel of the acquired company may decide not to work for us. Our management has not had experience in assimilating acquired organizations and products into our operations. We may not successfully integrate any operations, personnel or products that we may acquire in the future. If we fail to successfully integrate such transactions, our business could be materially harmed.

WE HAVE BENEFITED IN THE PAST FROM TAIWAN GOVERNMENT TAX INCENTIVES OFFERED ON CERTAIN HIGH TECHNOLOGY CAPITAL INVESTMENTS THAT MAY NOT ALWAYS BE AVAILABLE.

         Our effective tax rate is lower than the U.S. Federal statutory rate, because we have benefited from lower tax rates since our inception and from incentives offered in Taiwan related to our high technology investments in Taiwan. The loss of these tax benefits could have a significant effect on our financial results in the future.

CHANGES IN OUR UNITED STATES FEDERAL INCOME TAX CLASSIFICATION OR IN APPLICABLE TAX LAW COULD RESULT IN ADVERSE TAX CONSEQUENCES TO OUR SHAREHOLDERS.

         We do not believe that we (or any of our non-United States subsidiaries) are currently a "foreign personal holding company" or "passive foreign investment company" for United States federal income tax purposes. We would constitute a foreign personal holding company in any taxable year if (1) 60% (or 50% in any year following the year in which we first became a foreign personal holding company) or more of our gross income were foreign personal holding company income (which is generally income of a passive nature such as dividends, interest and royalties) (the "income test") and (2) more than 50% of the voting power or value of our equity were owned, directly or indirectly, by five or fewer U.S. holders that are individuals (the "shareholder test"). If we (or any of our non-United States subsidiaries) are classified as a foreign personal holding company in any taxable year, then each shareholder that is a United States person would be required to pay tax on its pro rata share of the undistributed foreign personal holding income of such foreign personal holding company. We currently satisfy the shareholder test for qualifying as a foreign personal holding company but intend to manage our affairs so as to attempt to avoid satisfaction of the income test for qualifying as a foreign personal holding company, or minimize the impact to our shareholders if we satisfy the income test, to the extent this management of our affairs would be consistent with our business goals, although we cannot assure you in this regard. We do not expect to become a passive foreign investment company. However, because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles for applying the passive foreign investment company tests are not entirely clear, we cannot assure you that we will not become a passive foreign investment company. If we are a passive foreign investment company in any year, then any of our shareholders that is a United States person could be liable to pay tax at ordinary income tax rates plus an interest charge upon some distributions by us or when that shareholder sells our common shares at a gain. Additional tax considerations would apply if we or any of our subsidiaries were a controlled foreign corporation or a personal holding company.

                          RISKS RELATING TO OUR SHARES

WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS, AND THE INVESTMENT OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

         We have not committed the net proceeds of this offering to any particular purpose. Our management will have significant flexibility in applying the net proceeds of this offering. The proceeds may be invested in ways that do not yield favorable returns. If we do not apply the funds we receive effectively, we may adversely affect our financial performance and available resources.

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

         We do not currently anticipate paying cash dividends going forward. In addition, if in the future we determined to pay dividends on our shares, as a holding company, we expect to be principally dependent on receipt of funds from our operating subsidiaries. Our principal operating subsidiary is a Taiwan company and dividends payable to us from that company would be subject to Taiwan withholding tax, which is currently applicable at the rate of 20%.

OUR COMMON STOCK HAS NO PRIOR MARKET, AND YOU MAY HAVE DIFFICULTY RESELLING YOUR SHARES IF NO LIQUID TRADING MARKET DEVELOPS.

         Before this offering, there has not been a public market for our common shares, and an active public market for our common shares may not develop or be sustained after this offering. We have applied to list our shares on the Nasdaq National Market. However, being listed on the Nasdaq National Market does not guarantee that a liquid trading market will develop. If no liquid trading develops, you may have difficulty reselling your shares.

THE PRICE OF OUR SHARES MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

         The initial public offering price will be determined by negotiations between the representatives of the underwriters and us. The market price of our common shares could be subject to significant fluctuations after this offering. Among the factors that could affect our share price are:

     o    quarterly variations in our operating results;
     o changes in revenue or earnings estimates or publication of research reports by analysts;
     o    speculation in the press or investment community;
     o strategic actions by us or our competitors, such as acquisitions or restructurings;
     o    general market conditions; and
     o    domestic  and   international   economic  factors   unrelated  to  our
          performance.

         The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of the particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price.

         Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against a lawsuit and management's attention could be diverted from our business.

OUR OFFICERS AND DIRECTORS EXERT SUBSTANTIAL INFLUENCE OVER US.

         Following the completion of this offering, members of our Board of Directors and our executive officers, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately [ ]% of our outstanding common shares. Accordingly, these shareholders may be able to elect all members of our Board of Directors and determine the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions. This level of ownership may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of our common shares. In addition, in connection with the reorganization whereby Garmin Ltd. became the holding company for Garmin Corporation, shareholders of Garmin Corporation entered into a shareholders' agreement whereby each shareholder party to the agreement agreed to take all reasonable actions required to prevent the disposition by Garmin Ltd. of any shares of Garmin Corporation or of substantially all of the assets of Garmin Corporation until December 31, 2005 except upon approval of a majority in interest of such shareholders who are U.S. citizens or residents. Certain of our officers and directors own a substantial portion of these shares.

PROVISIONS IN OUR CHARTER DOCUMENTS MIGHT DETER, DELAY OR PREVENT A THIRD PARTY FROM ACQUIRING US, WHICH COULD DECREASE THE VALUE OF OUR SHARES.

         Our Board of Directors has the authority to issue up to 1,000,000 preferred shares and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. This could have an adverse impact on the market price of our common shares. We have no present plans to issue any preferred shares, but we may do so. The rights of the holders of common shares may be subject to, and adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. In addition, we have adopted a classified board of directors. Our shareholders are unable to remove any director or the entire board of directors without a super majority vote. In addition, a super majority vote is required to approve transactions with interested shareholders. Shareholders do not have the right to call a shareholders meeting. We intend to adopt a shareholders' rights plan which under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our Board of Directors. This shareholders' rights plan and the provisions in our charter documents could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders.

FUTURE SALES OF OUR SHARES TO THE PUBLIC MAY CAUSE OUR SHARE PRICE TO FALL.

         Upon completion of the offering, we will have outstanding ___________ shares, assuming no exercise of the underwriters' over-allotment option. Of these, ____________ shares will continue to be held by existing shareholders following completion of the offering and may be sold at any time or in any manner, subject to compliance with applicable securities laws and, in the case of certain shareholders, observance of the lock-up period agreed with the underwriters. If our shareholders sell substantial amounts of their shares in the public market following the offering, the market price of our shares could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE SHARES.

         The initial public offering price of the shares is substantially higher than the net tangible book value per share of the outstanding common shares. As a result, if you purchase the shares in this offering, you will suffer an immediate and substantial dilution of $_____ per share in the net tangible book value per share based upon an initial public offering price of $_____ per share, the midpoint of our estimated offering price range. In the event we issue additional shares in the future pursuant to stock options or otherwise, you may experience further dilution.

                                 USE OF PROCEEDS

         The net proceeds to us from this offering, based on an assumed initial public offering price of $_____ per share, the mid-point of the estimated price range set forth on the prospectus cover page and after deducting underwriting discounts and the estimated offering expenses payable by us, are estimated to be approximately $_______ million, or $______ million if the underwriters' over-allotment option is exercised in full. We will not receive any proceeds from the sale of our shares by the selling shareholders in this offering. We plan to use the proceeds to us from this offering for working capital and other general corporate purposes, including possible acquisitions, strategic partnerships and expansion into new products and markets. We currently have no commitments to make any material investments or acquisitions and will retain broad discretion in the allocation of net proceeds of this offering.

         The amounts and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments, success of our marketing efforts and the rate of growth, if any, of our business. Because of these uncertainties, we cannot tell you with any reasonable certainty how we plan to allocate the net proceeds.


                                 DIVIDEND POLICY

         We intend to retain any earnings for use in our business. We do not intend to pay dividends on our common shares for the foreseeable future. Future cash dividends, if any, will be declared by our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. Our Articles of Association provide that dividends must be paid out of our profits and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test. We expect that any dividends we declare will be paid in U.S. Dollars.

                                    DILUTION

         Our net tangible book value as of June 24, 2000 was approximately $217.9 million, or $2.45 per common share. Net tangible book value per share is equal to our net tangible assets, less total liabilities, divided by the number of common shares outstanding as of June 24, 2000. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the net tangible book value per common share immediately after completion of this offering. After giving effect to the sale of shares at an assumed public offering price of $ per common share, the mid-point of the estimated price range as set forth on the prospectus cover page, and the application of the net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible adjusted book value as of June 24, 2000 would have been approximately $_______ million, or $______ per common share. This amount represents an immediate increase in net tangible book value of $_____ per share to existing stockholders and an immediate dilution in net tangible book value of $______ per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share.................................                 $______

   Net tangible book value per share as of June 24, 2000................    $2.45
   in net tangible book value per share attributable to new investors...    $______

Net tangible book value per share after the offering....................                  ______

Dilution per share to new investors.....................................                 $======


     The following table summarizes the difference as of June 24, 2000, between our existing stockholders and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid:


                                     SHARES PURCHASED               TOTAL CONSIDERATION         AVERAGE PRICE
                               ------------------------------  ------------------------------
                                   NUMBER         PERCENT          AMOUNT          PERCENT        PER SHARE
Existing shareholders........                            %     $                         %       $
New investors................
                               ---------------  -------------  ----------------  ------------
   Total.....................                            %     $                         %
                               ---------------  -------------  ----------------  ------------

         The foregoing tables and calculations assume no exercise by the underwriters of their over-allotment option and no exercise of outstanding employee stock options. We expect to reserve ____________ common shares for issuance under our stock option plan which we intend to adopt at or prior to the completion of this offering. We expect to have options for approximately __________ common shares outstanding at the completion of this offering, all of which will have a per share exercise price equal to the initial public offering price of the common shares in this offering. To the extent that the over-allotment option or outstanding options are exercised, there may be further dilution to new investors.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of June 24, 2000. Our capitalization is presented on an actual basis and on an as adjusted basis to reflect the issuance and sale of ____________ common shares offered hereby at an assumed initial public offering price of $______ per share, the mid-point of the estimated price range set forth on the prospectus cover page after deduction of underwriting fees and offering expenses payable by us.

         You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto, included elsewhere in this prospectus.


                                                                                 AS OF JUNE 24, 2000

                                                                                               AS ADJUSTED
                                                                                                FOR THE
                                                                              ACTUAL            OFFERING
                                                                              ------            --------
                                                                                (DOLLARS IN THOUSANDS)

Cash and cash equivalents........................................            $123,610          $
                                                                             ========          =========

Short-term debt:
   Notes payable.................................................            $      9          $       9
                                                                             ========          =========

Long-term debt...................................................            $ 48,227          $  48,227
Stockholders' equity:
   Preferred stock, $1.00 par value; 1,000,000 shares authorized;
     no shares issued and outstanding............................                 ---                ---
   Common stock, $0.01 par value; 500,000,000 shares authorized;
     88,984,394 shares issued and outstanding actual;
     __________ shares issued and outstanding as adjusted for
     the offering................................................                 890
   Additional paid-in capital....................................              29,703
   Retained earnings ............................................             197,237            197,327
Accumulated other comprehensive loss.............................              (7,222)            (7,222)
                                                                            ---------          ---------
     Total stockholders' equity..................................             220,608
                                                                             --------          ---------
     Total capitalization........................................            $268,835          $
                                                                             ========          =========

     The information in the table above assumes no exercise by the underwriters of their over-allotment option and no exercise of employee stock options. On ___________, 2000, we granted _____________ to our employees and directors under our stock option plan.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables present our selected financial data. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes to those statements included in this prospectus. We have prepared the consolidated financial data below using the consolidated financial statements of Garmin Ltd. for each of the five years in the period ended December 25, 1999 and the six month periods ended June 26, 1999 and June 24, 2000. The consolidated financial statements for each of the five fiscal years in the period ended December 25, 1999 have been audited by Ernst & Young LLP, independent auditors.

     The financial statements as of and for the six month periods ended June 26, 1999 and June 24, 2000 have not been audited, but in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods. This data should be read together with our consolidated financial statements and the notes to those statements included in the prospectus. The results of operations for any interim period are not necessarily indicative of the results of operations that may be expected for a full fiscal year.

                                                                                                              SIX MONTHS
                                                            YEARS ENDED (1)                                   ENDED (1)
                                      ------------------------------------------------------------     -------------------------
                                       DEC. 31,    DEC. 31,     DEC. 31,     DEC. 26,     DEC. 25,       JUNE 26,     JUNE 24,
                                         1995        1996         1997         1998         1999           1999         2000
                                         ----        ----         ----         ----         ----           ----         ----
                                                                                                             (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
   INCOME DATA:

   Net sales......................     $102,474    $135,874    $160,280      $169,030     $232,586         $106,395    $170,540
   Cost of goods sold.............       55,446      77,616      93,620        82,787      105,654           50,443      78,602
                                      ---------   ----------  ---------     ---------    ---------          -------     -------
   Gross profit...................       47,028      58,258      66,660        86,243      126,932           55,952      91,938
   Operating expenses:
     Selling, general and
       administrative.............       13,935      17,720      17,102        24,680       27,063           12,434      15,075
     Research and development.....        7,703      10,383      12,657        14,876       17,339            7,936       9,719
                                      ---------   ---------   ---------     ---------    ---------           ------      ------
   Total operating expenses.......       21,638      28,103      29,759        39,556       44,402           20,370      24,794
                                      ---------   ---------   ---------     ---------    ---------           ------      ------
   Operating income...............       25,390      30,155      36,901        46,687       82,530           35,582      67,144
   Other income (expense) (2).....          558         818      11,971(3)        833        1,602            1,894      (2,009)
                                      ---------   ---------   ---------     ---------     --------           ------      ------
   Income before income taxes.....       25,948      30,973      48,872        47,520       84,132           37,476      65,135
   Provision for income taxes.....        2,869       7,943      12,780        12,354       19,965            8,893      15,375
                                      ---------   ---------   ---------     ---------    ---------           ------      ------
     Net income...................    $  23,079   $  23,030   $  36,092     $  35,166    $  64,167          $28,583     $49,760
                                      =========   =========   =========     =========    =========          =======     =======

     Net income per share (basic
       and diluted)...............        $0.26       $0.26       $0.41         $0.40        $0.72            $0.32       $0.56
                                      =========   =========   =========     =========    =========            =====       =====
     Weighted average common
       shares outstanding (basic
       and diluted)...............       87,984      87,984      87,984        88,650       88,984           88,984      88,984
                                      =========   =========   =========     =========    =========           ======      ======


                                                               AS OF (1)                                     AS OF (1)
                                      ------------------------------------------------------------     -----------------------
                                       DEC. 31,    DEC. 31,    DEC. 31,    DEC. 26,     DEC. 25,        JUNE 26,    JUNE 24,
                                         1995        1996        1997        1998         1999            1999        2000
                                         ----        ----        ----        ----         ----            ----        ----
                                                                                                            (UNAUDITED)
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
   Cash and cash equivalents......       $18,097     $37,073     $64,243      $80,360    $104,079         $94,171    $123,610
   Total assets...................        91,440     118,775     143,482      174,532     254,645         202,902     327,058
   Total debt (4) ................        14,533      14,275      15,823        9,708      27,720           9,345      48,236
   Total stockholders' equity.....        63,981      86,047     104,204      135,940     194,599         159,746     220,608


                                                            YEARS ENDED (1)                              SIX MONTHS ENDED(1)
                                      ------------------------------------------------------------     -----------------------
                                       DEC. 31,    DEC. 31,    DEC. 31,    DEC. 26,     DEC. 25,        JUNE 26,    JUNE 24,
                                         1995        1996        1997        1998         1999            1999        2000
                                         ----        ----        ----        ----         ----            ----        ----
                                                                                                            (UNAUDITED)
                                                                          (IN THOUSANDS)
OTHER DATA:
   Net cash provided by (used in):
   Operating activities...........     $  9,565     $27,094     $39,868     $36,548      $44,342         $23,285     $34,391
   Investing activities...........      (11,709)     (3,870)     (2,615)     (9,339)     (32,302)         (1,618)    (14,678)
   Financing activities...........       10,255      (4,182)     (3,408)    (12,126)      10,153          (7,829)     (3,364)
 ..................

(1) Our fiscal quarters are 13-week quarters and do not always end on the last day of the calendar quarter. Our fiscal year-end is the last Saturday of the calendar year and does not always fall on December 31. Prior to 1998, our fiscal quarters were calendar quarters, and our fiscal years ended on December 31.
(2) Other income (expense) mainly consists of interest income, interest expense and foreign currency gain/(loss).
(3)  Includes a $10 million foreign currency gain.
(4)  Total debt consists of notes payable and long-term debt.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS IS BASED ON THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THIS PROSPECTUS WHICH WERE PREPARED TO REFLECT THE CONSOLIDATED FINANCIAL POSITION, RESULTS OF OPERATIONS AND CASH FLOWS OF GARMIN LTD. AND SUBSIDIARIES. THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING BUT NOT LIMITED TO, THOSE DESCRIBED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

         We are a leading worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System technology. The Global Positioning System, or GPS, first made available by the U.S. government for commercial use in 1983, is a worldwide navigation system which enables the precise determination of geographic location using established satellite technology. We design, develop, manufacture and market under the GARMIN brand a diverse family of hand-held, portable and fixed mount GPS-enabled products and other navigation, communications and information products. Each of our GPS products utilizes our proprietary integrated GPS chipsets and receiver design to collect, calculate and display location, direction, speed and other information in forms optimized for specific end-user applications.

         We were founded in 1989 with a vision to be a leading supplier of navigation, communications and information devices to customers around the world. With an initial staff of 10 individuals, we designed our first product, the GPS100, and produced working prototypes within a year after we were formed. By January of 1991, we established manufacturing facilities in Taiwan and began producing the GPS 100. Initial product deliveries included units that served Allied troops during the Gulf War. The GPS 100 provided customers in multiple markets a lower cost, higher value alternative to other products and its success was a key factor in developing the GARMIN brand, establishing worldwide distribution and supporting our initial growth.

         After delivering the GPS 100, we expanded our design, marketing, and production capabilities in order to develop additional products for our chosen markets. Today, we are producing approximately 50 different models, including GPS-enabled devices, depth sounders/fishfinders, VHF communications, radios, transponders and audio products at our production facilities in Shijr, Taiwan and Olathe, Kansas. These products are sold through a network of approximately 2,500 dealers and distributors around the world. We have sold approximately 3 million devices across our product lines.

         Since our first products were delivered in 1991, we have generated positive income from operations each year and have funded our growth from these profits. Our sales have increased at a compounded annual growth rate of 23% since 1995 and our net income has increased at a compounded annual growth rate of 29% since 1995. All of this growth has been organic; none has occurred as a result of any acquisition or merger.

         Since our principal locations are in the United States, Taiwan and the U.K., we experience some foreign currency fluctuations in our operating results. The functional currency of our European operations is the British Pound Sterling and the functional currency of our Asian operations is the New Taiwan Dollar. Other than in 1997, when we experienced a $10.0 million foreign currency gain due to a strong U.S. Dollar, we generally have not been significantly affected by foreign currency fluctuations. To date, we have not entered into hedging transactions with either the British Pound Sterling or the New Taiwan Dollar, although we may utilize hedging transactions in the future.

NET SALES

         Our net sales are generated through sales to our global dealer and distributor network and to OEMs. We recognize sales when products are shipped. Many of our total sales are of a consumer nature; therefore backlog levels are not necessarily indicative of our future sales results. We aim to achieve a quick turnaround on orders we receive, and we typically ship most orders within 72 hours of receipt.

         Net sales are subject to some seasonal fluctuation. Typically, sales of our consumer products are highest in the second quarter, due to increased demand during the spring and summer marine season, and in the fourth quarter, due to increased demand during the holiday buying season. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

GROSS PROFIT

         The most significant components of our cost of goods sold are raw material, labor and depreciation. Raw material costs, which are our most significant cost item, generally have not fluctuated materially as a percentage of sales since early 1998, when we negotiated lower raw material costs with our key suppliers. As a result, gross profit increased substantially as a percentage of sales in 1998 from that realized in prior years.

         Recently, we have experienced upward pricing pressures on our high technology components, but have offset these with efficiencies in our manufacturing processes. We believe that because of our vertical integration philosophy, both the Taipei, Taiwan and Olathe, Kansas manufacturing plants have experienced relatively low costs of manufacturing, compared to our competition. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan than in Olathe.

         Sales price variability has had and can be expected to have an effect on our gross profit. In the past, prices of some of our handheld devices sold into the consumer market have declined due to market pressures and introduction of new products sold at lower price points. The average selling prices of our aviation products have increased due to the introduction of more advanced and innovative products. In conjunction with the effects of lower labor costs experienced on Taiwan production, the effect of the sales price variability inherent within the mix of GPS-enabled products sold could have a significant impact on our gross profit.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Our selling, general and administrative expenses consist primarily of:

     o    salaries for sales and marketing personnel;
     o    salaries  and  related  costs  for   executives   and   administrative
          personnel;
     o advertising, marketing, and other brand building costs; o accounting and legal costs;
     o    information systems and infrastructure costs;
     o    travel and related costs; and
     o    occupancy and other overhead costs.

         Since we plan to increase market penetration in the future, we expect selling, general and administrative expenses to continue to increase for the foreseeable future. However, a majority of these expenses are relatively fixed and would not be expected to increase as significantly as sales. We also intend to increase advertising and marketing expenses in order to build increased brand awareness in the consumer marketplace. We do not anticipate that these increased expenses will significantly impact our financial results in 2000 and subsequent periods.

RESEARCH AND DEVELOPMENT

         The majority of our research and development costs represent salaries for our engineers, costs for high technology components used in product and prototype development, and costs of test equipment needed during product development.

         We have continued to grow our research and development capabilities since our inception. Substantially all of the research and development of our products is performed in the United States. We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new markets for GPS-enabled devices. We continue to grow our research and development budget on absolute terms and are experiencing accelerating returns on our research and development investment as net sales increase.

CUSTOMERS

         No customer accounted for greater than 10% of our sales in the year ended December 25, 1999. Our top ten customers accounted for approximately 29% of net sales. We have experienced average sales days in our customer accounts receivable of 35 days since 1997.

INCOME TAX

         We have experienced a relatively low effective tax rate in Taiwan due to lower marginal tax rates and substantial tax incentives offered by the Taiwanese government on certain high-technology capital investments. Therefore, profits earned in Taiwan have been taxed at a lower rate than those in the United States and Europe. As a result, our consolidated effective tax rate was approximately 24% during 1999. We have taken advantage of this tax benefit in Taiwan since our inception and we expect to continue to benefit from lower effective tax rates at least through 2004.

RESULTS OF OPERATIONS

         The following table sets forth our results of operations as a percentage of net sales during the periods shown:

                                                                                           FISCAL
                                               FISCAL YEARS ENDED                     SIX MONTHS ENDED
                                      --------------------------------------      -------------------------
                                        DEC. 31,     DEC. 26,    DEC. 25,          JUNE 26,     JUNE 24,
                                          1997         1998        1999              1999         2000
                                          ----         ----        ----              ----         ----
Net sales                               100.0%      100.0%        100.0%            100.0%       100.0%
Cost of goods sold                       58.4%       49.0%         45.4%             47.4%        46.1%
                                         -----       -----         -----             -----        -----
Gross profit                             41.6%       51.0%         54.6%             52.6%        53.9%

Operating expenses:
Selling, general and administrative      10.7%       14.6%         11.6%             11.7%         8.8%
Research and development                  7.9%        8.8%          7.5%              7.5%         5.7%
                                          ----        ----          ----              ----         ----
Total operating expenses                 18.6%       23.4%         19.1%             19.2%        14.5%
                                         -----       -----         -----             -----        -----

Operating income                         23.0%       27.6%         35.5%             33.4%        39.4%

Other income (expense)                    7.5%         .5%           .7%              1.8%        (1.2%)
                                          ----         ---           ---              ----       ------

Income before income taxes               30.5%       28.1%         36.2%             35.2%        38.2%

Provision for income taxes                8.0%        7.3%          8.6%              8.3%         9.0%
                                          ----        ----          ----              ----         ----

Net income                               22.5%       20.8%         27.6%             26.9%        29.2%
                                         =====       =====         =====             =====        =====


SIX MONTHS ENDED JUNE 24, 2000 AND JUNE 26, 1999

NET SALES

         Our net sales were $170.5 million in the six months ended June 24, 2000, a 60% increase over net sales of $106.4 million in the six months ended June 26, 1999. The increase in sales during this period was driven by increased demand across nearly all product lines which reflects the overall growth of the GPS market. Sales from our consumer products accounted for 71.4% of net sales in the six months ended June 24, 2000 compared to 74.7% of net sales in the six months ended June 26, 1999. Sales from our aviation products accounted for 28.6% of net sales in the six months ended June 24, 2000 compared to 25.3% of net sales in the six months ended June 26, 1999. In May 2000, President Clinton withdrew the prior government degradation placed on GPS accuracy. Although difficult to quantify, management believes that the withdrawal of this degradation has helped drive increased demand for consumer GPS devices. The aviation sales growth was driven by new products introduced in early 2000 and continued strong demand of our panel mount aviation products that were introduced in early 1999.

GROSS PROFIT

         Gross profit was $91.9 million in the six months ended June 24, 2000, a 64% increase over gross profit of $56.0 million in the six months ended June 26, 1999. Gross profit as a percent of net sales increased to 53.9% in the six months ended June 24, 2000 from 52.6% in the six months ended June 26, 1999 due primarily to the effects of increased efficiencies from higher volume across all products and a slight shift in the mix to higher margin aviation sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          Despite a 60% increase in net sales, selling, general and administrative expenses only increased 21%, to $15.1 million (8.8% of net sales) in the first six months of 2000 from $12.4 million (11.7% of net sales) in the first six months of 1999. The increase in expense reflects increased employment generally across the organization but also specifically in the areas of customer service and marketing, in support of our increased sales. We also experienced an increase in our cooperative advertising costs, which is an ongoing program with our key dealers and distributors. The selling, general and administrative expenses are expected to increase at a significantly lower rate than sales due to the effects of increased volume on these relatively fixed costs.

RESEARCH AND DEVELOPMENT EXPENSE

         Research and development expense increased approximately 22% to $9.7 million (5.7% of net sales) in the first six months of 2000 from $7.9 million (7.5% of net sales) in the first six months of 1999. The increase in expense was due primarily to additional product development costs in our consumer and aviation products as well as additional software development.

OTHER INCOME (EXPENSE)

         Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income (expense) for the first six months of 2000 amounted to ($2.0 million) compared to $1.9 million in the first six months of 1999.

         Interest income for the first six months of 2000 amounted to $2.5 million compared to $1.6 million in the first six months of 1999. Interest expense increased to $1.5 million in the first six months of 2000 from $0.2 million in the first six months of 1999, due primarily to the additional long-term debt required to finance the 1999 purchase of our new Taiwan facility and further expand our Olathe, Kansas facility in 2000. We recognized a foreign currency exchange loss of $3.0 million in the first six months of 2000 compared to a $0.6 million gain in the first six months of 1999 due to a weakness of the U.S. Dollar compared to the New Taiwan Dollar during the first six months of 2000.

INCOME TAX PROVISION

         Income tax expense increased by $6.5 million, to $15.4 million, in the first six months of 2000 from $8.9 million in the first six months of 1999, due to our higher taxable income. The effective tax rate was 23.6% in the first six months of 2000 versus 23.7% in the first six months of 1999.

FISCAL YEAR ENDED DECEMBER 25, 1999 COMPARED TO FISCAL YEAR ENDED DECEMBER 26, 1998

NET SALES

         Our net sales increased 38%, to $232.6 million, in fiscal 1999, from $169.0 million in fiscal 1998. The increase in net sales was driven by a $34 million increase in our consumer product sales and a $30 million increase in our aviation product sales. Net sales from our consumer products accounted for 72.7% of net sales in fiscal 1999 compared to 80.1% of net sales in fiscal 1998. Net sales from our aviation products accounted for 27.3% of net sales in fiscal 1999 compared to 19.9% of net sales in fiscal 1998. The aviation sales growth was driven by new products introduced in early 1998 and continued strong demand for our panel mount aviation products that were introduced in early 1999.

GROSS PROFIT

         Gross profit increased 47%, to $126.9 million, in fiscal 1999, from $86.2 million in fiscal 1998. Gross profit as a percent of net sales increased to 54.6% in fiscal 1999, from 51.0% in fiscal 1998, due primarily to the effects of increased manufacturing efficiencies due to higher volume and favorable product mix associated with the incremental sales of aviation products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Despite a 38% increase in net sales, selling, general and administrative expenses increased only 10%, to $27.1 million (11.6% of net sales), in fiscal 1999, from $24.7 million (14.6% of net sales) in fiscal 1998. This increase was driven primarily by increased advertising costs and additional marketing and administrative staff needed to support the increased sales during 1999.

RESEARCH AND DEVELOPMENT EXPENSE

         Research and development expense increased approximately 17%, to $17.3 million (7.5% of net sales), in fiscal 1999, from $14.9 million (8.8% of net sales) in fiscal 1998. The increase in expense was due primarily to additional product development costs in our consumer and aviation products as well as additional software development.

OTHER INCOME (EXPENSE)

         Other income (expense) for fiscal 1999 amounted to $1.6 million, compared to $0.8 million in fiscal 1998.

         Interest income for 1999 amounted to $4.3 million, compared to $3.5 million in fiscal 1998. Interest expense increased to $0.6 million in fiscal 1999 from $0.5 million in fiscal 1998. No additional debt was undertaken during fiscal 1998 and 1999, with the exception of a new facility purchased in Taiwan late in fiscal 1999. We recognized a foreign currency exchange loss of $1.5 million in fiscal 1999, compared to $2.2 million loss in fiscal 1998, due to weakness of the U.S. Dollar compared to the New Taiwan Dollar in both years. A $0.7 million loss on sale of property and equipment was realized in fiscal 1999 with no corresponding charge in fiscal 1998.

INCOME TAX PROVISION

         Income tax expense increased by $7.6 million, to $20.0 million, in fiscal 1999, from $12.4 million in fiscal 1998, due to our higher taxable income. The effective tax rate was 23.7% in fiscal 1999 versus 26.0% in fiscal 1998. This decrease was driven primarily by added tax incentives made available by the Taiwanese government in 1999 and a higher portion of our income being sourced in Taiwan in 1999, which is taxed at a lower rate.

FISCAL YEAR ENDED DECEMBER 26, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31,
 1997

NET SALES

         Our net sales increased 5%, to $169.0 million, in fiscal 1998, from $160.3 million in fiscal 1997. The increase in sales during this period was driven by a $13.4 million increase in consumer product sales offset by a $4.7 million reduction in our aviation product sales. Net sales from our consumer products accounted for 80.1% of net sales in fiscal 1998, compared to 76.1% of net sales in fiscal 1997. Net sales from our aviation products accounted for 19.9% of net sales in fiscal 1998, compared to 23.9% of net sales in fiscal 1997. The reduction in sales of our aviation products in fiscal 1998 was driven by the tendency of our customers to postpone orders in anticipation of new products which were announced during 1998 but not shipped until early 1999.

GROSS PROFIT

         Gross profit increased 29%, to $86.2 million, in fiscal 1998, from $66.7 million in fiscal 1997. Gross profit as a percent of net sales increased to 51.0% in fiscal 1998, from 41.6% in fiscal 1997, due primarily to significantly reduced material costs. Material cost reductions designed into next generation products sold in 1998 drove additional margin improvement.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          Selling, general and administrative expenses increased 44%, to $24.7 million (14.6% of net sales), in fiscal 1998, from $17.1 million (10.7% of net sales) in fiscal 1997. This increase was driven primarily by additional investments in marketing and administrative staff added in anticipation of new product shipments across all product lines that did not materialize until early 1999. During 1998, we incurred a $2.5 million charge pursuant to a dispute resolution that also provided us a license on certain of our GPS-enabled products.

RESEARCH AND DEVELOPMENT EXPENSE

         Research and development expense increased approximately 18%, to $14.9 million (8.8% of net sales), in fiscal 1998, from $12.7 million (7.9% of net sales) in fiscal 1997. The increases were due primarily to additional product development costs in our consumer and aviation products as well as additional software development.

OTHER INCOME (EXPENSE)

     Other income (expense) for fiscal 1998 amounted to $0.8 million, compared to $12.0 million in fiscal 1997.

          Interest income for 1998 amounted to $3.5 million, compared to $2.6 million in fiscal 1997. Interest expense was $0.5 million in fiscal 1998, compared to $0.9 million in fiscal 1997. No additional debt was undertaken during fiscal 1997 and 1998. We recognized a foreign currency exchange loss of $2.2 million in fiscal 1998 compared to a gain of $10.0 million in fiscal 1997 due to the significant strengthening of the U.S. Dollar compared to the New Taiwan Dollar during 1997.

INCOME TAX PROVISION

         Income tax expense decreased by $0.4 million to $12.4 million in fiscal 1998 from $12.8 million in fiscal 1997 reflecting the decreased taxable income in 1998. The effective tax rate was 26.0% in fiscal 1998 versus 26.1% in fiscal 1997, a rate lower than the United States statutory rate, primarily due to lower tax rates on Taiwan source income.

SELECTED QUARTERLY INFORMATION

         The following tables present our operating results for each of the ten fiscal quarters in the period ended June 24, 2000 in dollars. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited annual consolidated financial statements included in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes to those statements included in the prospectus.

         The historical financial information may not be indicative of our future performance. We expect that quarterly sales may fluctuate significantly.


                                                                    THREE MONTHS ENDED
                               MARCH 28,  JUNE 27,  SEPT.26,  DEC.26,  MARCH 27, JUNE 26, SEPT.25,  DEC.25, MARCH 25, JUNE 24,
                                 1998       1998     1998     1998       1999      1999     1999     1999     2000      2000
                                 ----       ----     ----     ----       ----      ----     ----     ----     ----      ----
                                                                       (UNAUDITED)
                                                                      (IN THOUSANDS)
CONSOLIDATED STATEMENTS
  OF INCOME:
Net sales                       $39,422   $48,641  $40,792  $40,175   $50,949    $55,446  $58,140  $68,051  $76,576   $93,964
Cost of goods sold               18,699    21,578   20,241   22,269    24,453     25,990   25,987   29,224   34,663    43,939
                                -------   -------  -------  -------   -------    -------   ------  -------   -------  -------
Gross profit                     20,723    27,063   20,551   17,906    26,496     29,456   32,153   38,827   41,913    50,025
                                -------   -------  -------  -------  --------   --------  -------  -------  -------   -------

Operating Expenses:
   Selling, general and
     administrative               4,643     5,245   6,062     8,730     6,352      6,082    6,761    7,868    7,091     7,984
   Research and development       3,373     3,582   3,643     4,278     3,806      4,130    4,540    4,863    4,706     5,013
                                -------   -------  ------  --------  --------     ------   ------   ------   ------    ------
Total operating expenses          8,016     8,827   9,705    13,008    10,158     10,212   11,301   12,731   11,797    12,997
                                -------   ------- -------  --------   -------     ------   ------   ------   ------    ------

Operating income                 12,707    18,236  10,846     4,898    16,338     19,244   20,852   26,096   30,116    37,028

Other income (expense)            1,019     3,250   2,274    (5,710)    3,582     (1,688)  (1,196)     904   (3,152)    1,143
                                -------   ------- -------   -------  --------    -------   ------  -------  -------    ------

Income/(loss) before income
   taxes                         13,726    21,486  13,120     (812)(1) 19,920     17,556   19,656   27,000   26,964    38,171
Income tax provision              3,568     5,586   3,411     (211)     4,727      4,166    4,665    6,407    6,365     9,010
(benefit)                        ------    ------  ------   -------   -------    -------  -------  -------   ------   -------

   Net income (loss)            $10,158   $15,900  $9,709    $(601)   $15,193    $13,390  $14,991  $20,593  $20,599   $29,161
                                =======   ======= =======   =======  ========    =======  =======  =======  =======   =======
---------------------

(1) Includes a $2.5 million selling, general and administrative charge pursuant to a one-time legal settlement and a $6.6 million foreign currency loss due to the weakness of the U.S. Dollar compared to the New Taiwan Dollar.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash generated by operating activities was $39.9 million, $36.5 million and $44.3 million in fiscal 1997, 1998 and 1999, respectively, and was $23.3 million and $34.4 million during the first six months of 1999 and 2000, respectively. We operate with a strong customer driven approach and therefore carry sufficient inventory to meet customer demand. Because we desire to respond quickly to our customers and minimize order fulfillment time, our inventory levels are generally high enough to meet most demand. We also attempt to carry sufficient inventory levels on key components so that potential supplier shortages have as minimal an impact as possible on our ability to deliver our finished products. We do not anticipate that our inventory management techniques will have a negative impact on our financial results in the future.

         During the first six months of 2000, our capital expenditures totaled $13.0 million. In fiscal 1997, 1998 and 1999, our capital expenditures totaled approximately $2.7 million, $8.3 million and $32.2 million, respectively. These expenditures were incurred primarily to increase our manufacturing capacity both in the United States and in Taiwan. A significant investment was made in 1999 in our Taiwan facilities.

     We financed these capital expenditures through net operating cash flow, debt from outside financial institutions and capital leases. We also made use of capital leases to finance part of our capital expenditures programs during 1997 and 1998.

         As a result of our continuing expansion plans, capital expenditures in 2000 are expected to be in line with 1999 capital expenditures. The 2000 expenditures are primarily for our Olathe, Kansas building and land expansion project that is approximately 50% complete. We expect our needs for capital in 2001 to be less than in 2000 since the current expansions will be nearly complete. We expect our future capital requirements to consist primarily of purchases of production machinery and equipment to expand capacity. A portion will also be used for conversion of available space in our Olathe, Kansas building for assembly use and expansion of our testing operations using our recently acquired facility in Shijr, Taiwan. We may use a portion of the net proceeds from this offering to acquire targeted strategic businesses.

         We believe that our existing cash balances, cash flow from operations and the net proceeds from this offering will be sufficient to meet our projected capital expenditures, working capital and other cash requirements at least through the end of fiscal 2001.

         Dividends paid to stockholders were $3.6 million, $6.0 million, $7.5 million and $11.6 million in fiscal 1997, 1998, 1999 and 2000, respectively. We also declared dividends of $17.4 million during the first six months of 2000 that will be paid in the third quarter of 2000. These dividends were declared in order to provide funds to shareholders to pay withholding taxes and stock transfer taxes related to the reorganization of Garmin Corporation. We do not anticipate paying additional dividends in the foreseeable future.

MARKET SENSITIVITY

         We have market risk primarily in connection with the pricing of our products and services and the purchase of raw materials. Product pricing and raw materials costs are both significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw material costs.

         Although some fluctuations have occurred, particularly in 1997, we generally have not been significantly affected by foreign exchange fluctuations because the New Taiwan Dollar has proven to be relatively stable since the fourth quarter of 1998. However, more volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

         As of June 24, 2000, we have interest rate risk in connection with our industrial revenue bonds that bear interest at a floating rate. Garmin International, Inc. entered into an interest rate swap agreement to modify the characteristics of $15 million of its outstanding long-term debt from a floating rate to a fixed rate basis. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

INFLATION

         We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998 and June 1999, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES and SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES-DEFERRAL OF THE

EFFECTIVE DATE OF FASB STATEMENT NO. 133. These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for our fiscal year ending December 29, 2001. The adoption of Statement No. 133 is not expected to have a material impact on our financial condition or results of operations.

         In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AND INTERPRETATION OF APB OPINION NO. 25. FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. As of June 24, 2000, we have not issued any stock compensation awards.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or "SAB 101", REVENUE RECOGNITION, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Because our current revenue recognition policies are basically consistent with SAB 101, implementation of SAB 101 is not expected to have a material impact on our financial condition or results of operations.

                                 REORGANIZATION

     Garmin Corporation was formed in Taiwan, Republic of China, in January 1990. Prior to the reorganization described below, Garmin Corporation was the parent corporation of the Garmin group. Garmin Corporation currently owns 100% of Garmin International, Inc., a Kansas corporation. Garmin International, Inc. currently owns 100% of Garmin (Europe) Ltd., a U.K. company, 100% of Garmin Foreign Sales Corporation, a Barbados company, and 100% of Garmin Realty, LLC, a Kansas company.

         Under the current legal framework of Taiwan, Garmin Corporation is not permitted to offer its shares in the United States except upon compliance with cumbersome regulatory requirements in Taiwan. Therefore, in July 2000, we formed Garmin Ltd. as a holding company for Garmin Corporation. As a result of that reorganization, Garmin Ltd., a Cayman Islands corporation, owns approximately 100% of the capital stock of Garmin Corporation, except for six shares held of record, but not beneficially, by nominees to satisfy the Taiwan requirement that Garmin Corporation have at least seven shareholders, and 4,000 shares held by two related shareholders. In connection with the reorganization, shareholders of Garmin Corporation entered into a shareholders' agreement whereby each shareholder party to the agreement agreed to take all reasonable actions required to prevent the disposition by Garmin Ltd. of any shares of Garmin Corporation or of substantially all of the assets of Garmin Corporation until December 31, 2005 except upon approval of a majority in interest of such shareholders who are U.S. citizens or residents.

     As part of the reorganization, Garmin Ltd. will acquire 100% of Garmin (Europe) Ltd. from Garmin International, Inc. and plans to acquire a direct interest in Garmin International, Inc. after this offering. Garmin Ltd. will also own directly or indirectly Garmin Foreign Sales Corporation and Garmin Realty LLC.

                                    BUSINESS

COMPANY OVERVIEW

         We are a leading, worldwide provider of navigation, communications and information devices, most of which are enabled by GPS technology. We design, develop, manufacture and market under the GARMIN brand a diverse family of hand-held, portable and fixed mount GPS-enabled products and other navigation, communications and information products. Each of our GPS products utilizes our proprietary integrated GPS chipsets and receiver design to collect, calculate and display location, direction, speed and other information in forms optimized for specific end-user applications.

         Our products cover a wide range of applications and price points, ranging from an entry-level handheld GPS receiver that retails for approximately $119 to an avionics instrument suite for general aviation aircraft that retails for approximately $22,000. Based upon independent market surveys, we estimate that in 1999 we had a market share by unit volume of approximately 50% in the North American GPS marine and recreational market, a 59% market share by unit volume of the U.S. general aviation retrofit market for GPS-enabled panel mount applications, and a 76% market share by unit volume of the U.S. market for portable aviation GPS devices. We believe that we have achieved our leading market position by offering a broad range of products for a variety of applications and by developing ergonomically designed and user friendly products with innovative features.

         We were founded in 1989 with a vision to be a leading supplier of navigation, communications and information equipment to customers around the world. With an initial staff of 10 individuals, we designed our first product, the GPS 100, and produced working prototypes within a year after we were founded. By January 1991, we established manufacturing facilities in Taiwan and began producing the GPS 100. Initial product deliveries included units that served Allied troops during the Gulf War.

         At the time of its introduction in 1990, the GPS 100 was the most versatile GPS product available for a broad range of customers and applications. For example, the GPS 100 could be installed directly in the panel of an aircraft and could interface with a variety of cockpit instruments such as an autopilot or moving map display. The GPS 100 could also be mounted in a boat and interface with a variety of marine electronics, such as an autopilot, chart plotter and ship alarms. It included a battery pack which provided power for portable operation or, if installed in a vehicle, for continued operation if vehicle power was lost, providing life-saving guidance to an aircraft or vessel in distress. By attaching a small antenna the GPS 100 could be operated in a portable mode, providing navigation guidance to hunters, hikers, and other outdoor enthusiasts.

         After delivering the GPS 100, we expanded our design, marketing and production capabilities to develop additional products for our target markets. We currently produce approximately 50 different models, including GPS-enabled devices, depth sounders/fishfinders, VHF communications transceivers, radios, transponders and audio products at our production facilities in Shijr, Taiwan and Olathe, Kansas. These products are sold through a network of approximately 2,500 dealers and distributors around the world.

         Our management team still includes the original founders of our company in addition to others with significant experience in our selected markets. We believe this combination of experience and stability has been a key factor in successfully serving our chosen markets and in anticipating the needs of customers as we create new products.

OVERVIEW OF THE GLOBAL POSITIONING SYSTEM

         The Global Positioning System, or GPS, first made available by the U.S. government for commercial use in 1983, is a proven worldwide navigation system which enables the precise determination of geographic location using established satellite technology. The system consists of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense, which maintains an ongoing satellite replenishment program to ensure continuous global system coverage. Access to the system is provided free of charge by the U.S. government.

         "WHERE AM I AND HOW CAN I GET TO WHERE I WANT TO GO?" The Global Positioning System can provide an instant response to this question anywhere in the world.

[Graphic depiction of Global Positioning System and electronic map]

                                o    the satellites must be in view,
                                o    four satellite signals required, and
                                o    location determined by triangulation



         Reception of GPS signals from the satellites requires line-of-sight visibility between the satellites and the receiver. GPS receivers generally do not work indoors and when a receiver is outside, buildings, hills and dense foliage can block reception. GPS receivers can be very compact, and it is not necessary to have a large dish antenna to receive GPS signals.

         Prior to May 2000, the U.S. Department of Defense intentionally degraded the accuracy of civilian GPS signals in a process known as Selective Availability ("SA") for national security purposes. SA variably degraded GPS position accuracy to a radius of 100 meters. On May 2, 2000, the U.S. Department of Defense discontinued SA. With SA removed, a GPS receiver can calculate its position to an accuracy of 10 meters or less, significantly enhancing the utility of GPS for most applications.

         The accuracy and utility of GPS can be enhanced even further through augmentation techniques which compute any remaining errors in the signal and broadcast these corrections to a GPS device. The FAA is developing a Wide Area Augmentation System ("WAAS") comprising ground reference stations and additional satellites which will improve the accuracy of GPS positioning available in the United States and portions of Canada and Mexico to approximately 3 meters. WAAS is intended to support the use of GPS as the primary means of enroute, terminal and approach navigation for aviation in the United States. The increased accuracy offered by WAAS will also enhance the utility of WAAS-enabled GPS receivers for consumer applications. The FAA has stated that it expects the WAAS system to have initial operating capability in 2002.

MARKET OPPORTUNITY

         The market for GPS-enabled products is projected to grow rapidly in the next five years. We believe improved accuracy, primarily as a result of the U.S. government's removal of SA, increased device functionality of GPS applications and the continued convergence of navigation, communications and information devices will drive projected industry growth. We believe that the removal of SA will particularly benefit the consumer and general aviation markets in which we currently maintain leading positions. Allied Business Intelligence, Inc. has forecast in a 1999 report that the worldwide commercial GPS market, including the markets in which we participate, will grow from an estimated $4.9 billion in 1999 to $13.9 billion by 2005, a 19% compound annual growth rate.

         To date we have concentrated primarily on the marine, recreational, and aviation markets because of the significant immediate market opportunity available in these markets.

     o MARINE - Recreational boaters, fisherman, and commercial vessels use GPS receivers for worldwide navigation and locating favorite mooring or fishing spots. According to data from the National Marine Manufacturers Association published in the February 2000 issue of BOATING INDUSTRY, there were 12,565,981 recreational boats in the United States in 1999 and an additional 483,000 recreational boats were produced in the United States in 1999.

     o RECREATIONAL - Hikers, hunters, campers and bikers use GPS receivers to navigate through rural and wilderness terrain. Frost & Sullivan estimated that GPS recreational product sales in North America in 1999 were 738,600 units. Frost & Sullivan projects annual recreational GPS product sales in North America alone to exceed 3 million units by 2006.

     o AVIATION - GPS receivers can be used for en route navigation and landing approaches. Today, FAA certified GPS receivers can be used for non-precision approaches. When the FAA's WAAS system is fully operational, GPS receivers certified in accordance with FAA technical standards orders will be used for precision approaches and will become the primary navigation means for aircraft in the United States. According to the FAA's Aerospace Forecasts published in March 2000, there were a total of 204,700 active general aviation aircraft in the United States in 1998. The FAA's Aerospace Forecasts also state that the U.S. general aviation fleet is projected to grow by about 2,100 aircraft annually through 2005.

         While the consumer and aviation segments will continue to be the core of our business in the near-term, these markets are only the beginning for GPS-enabled products and services. GPS capabilities are becoming increasingly commercially viable in a wide range of consumer products and services, including automotive navigation systems, wireless consumer and information devices (such as phones and personal digital assistants ("PDAs")), emergency locating services, and tracking/anti-theft products. We intend to continue to be a leader in innovation by capitalizing on the convergence of information and location technologies as we expand the utility of, and market for, our devices. Our vision is to leverage our brand and development experience to build leadership positions in additional select high-growth GPS enabled/enhanced markets, such as automotive and wireless applications. We currently have products under development for launches into these markets in the next 12 to 24 months.

     o AUTOMOTIVE - GPS receivers with detailed street map displays and "turn by turn" guidance currently offer navigational assistance to drivers around the world. We believe that GPS technology will be critical to delivering the next generation of automotive services including telematics and emergency assistance. By linking a GPS receiver to a cellular communications device, a vehicle's location can automatically be transmitted to a base station or emergency service provider in the event of a collision or air bag deployment, improving emergency assistance response times. Telematics is the convergence of communications, entertainment and information within the automotive environment. Automobile manufacturers are increasingly focused on developing telematic solutions/services to enhance the automotive consumer's experience, comfort and safety. Telematic solutions/services include remote system diagnostics to alert the vehicle owner of maintenance issues, mobile commerce ("M-commerce") and "concierge services" such as General Motors' OnStar service. Vehicle location identification plays a meaningful role in delivery of these services. According to J.D. Power-LMC, there are approximately 200 million cars and light trucks in the U.S. alone, out of an estimated total of 621 million globally. J.D. Power-LMC predicts new vehicle deliveries (cars and light trucks) of 17.3 million and 53.3 million by 2005 for North America and globally, respectively. While we believe that telematics represents a significant growth opportunity for us, we expect that near-term penetration of telematics will represent only a small fraction of the total addressable market.

     o WIRELESS - Demand for wireless services is expected to continue to grow rapidly. International Data Corporation ("IDC") predicts that the number of global wireless subscribers will increase from approximately 303 million subscribers in 1998 to 1.1 billion subscribers in 2003, representing a compound annual growth rate of 29%. Increasingly, wireless devices incorporate elements of voice, text messaging, Internet access and navigation/location determination in a single unit. We believe that one of the key attributes of the wireless services markets will be the tailoring of services and content to the specific location of the end-user and that this will be particularly important to the emerging M-commerce industry. GPS is one of several location identification technologies that may be incorporated into wireless devices enabling delivery of location specific content and services, including M-commerce offerings. Emergency assistance mandates may also expand GPS wireless product opportunities. The FCC has ordered that by October 2001 cellular telephone carriers be able to identify an emergency 911 caller's location to within 125 meters. In addition, the European Union is currently investigating similar directives for a European emergency 112 system.

OUR VISION AND STRATEGY

         Our vision is to continually expand our position as a leading supplier of navigation, communications and information devices to customers around the world. Our goal is to design, produce, market and support innovative products that will expand our leadership in established markets and provide opportunity to serve new markets. The key elements of our strategy include:

         MAINTAIN OUR CUSTOMER FOCUSED APPROACH TO PRODUCT DESIGN. Our goal is to serve our customers' needs by designing products that offer superior value, higher quality and lower cost of ownership than our competitors offer. We periodically meet with some of our major independent dealers to seek feedback on our existing products and product concepts that are candidates for design. Our product designers monitor feedback provided by customers through our sales and customer service departments as well as the Internet. We encourage our staff to evaluate product concepts relative to their own every-day life experience in order to visualize how customers will respond to our products. We believe this customer focused approach has been a key factor in developing our strong brand recognition and loyal customer base to date.

         EMPHASIZE CONTINUOUS PRODUCT INNOVATION. We have introduced industry-leading innovations, ranging from small, low-cost, high performance

GPS-enabled devices to products that integrate a broad range of navigation, communications and information technologies. We continually improve our products by adding innovative features and incorporating new technologies that offer improved performance and lower cost. We intend to continue to be a leader in innovation by capitalizing on the convergence of information and location technologies as we expand the utility of, and market for, our devices.

         EXPAND AND BROADEN OUR PRODUCT LINE. Our goal is to offer a comprehensive line of navigation, communications and information products within each market segment, and to offer a variety of products within each line to appeal to a broad range of customer needs, price points and applications. This strategy allows efficient use of resources and improves the economics of scale within our organization. In addition, we expect to enter the new and rapidly expanding market for convergence devices through the introduction of innovative mobile information appliances, which combine GPS, communications and information capabilities.

         Within the consumer market we offer fixed mounted and portable GPS-enabled devices, depth sounders/fishfinders, and VHF communication transceivers. Within the aviation market we offer panel mounted and portable GPS-enabled devices, omni-range and instrument landing receivers, audio panels and digital transponders. We believe this breadth of market coverage provides our customers a one-stop shopping opportunity and contributes to our strength within our chosen markets.

         Within each product line we generally offer multiple products that allow our customers to choose the features and benefits that are most important to them. This approach allows us to better serve the low-end markets with cost-competitive products while our mid-range and high-end entries provide improved profit margins and opportunities to sell accessories.

         MAINTAIN AND SELECTIVELY EXPAND OUR DISTRIBUTION NETWORK. We intend to expand our global network of approximately 2,500 independent dealers and distributors by developing new dealers in selected markets who meet our standards for sales volume and customer service. We also plan to pursue avenues of distribution that will reach new customers and introduce the utility of our products to new markets. We plan to maintain and expand on our close relationships with our global network of dealers and OEMs who provide valuable input to our engineering and marketing teams.

     LEVERAGE VERTICAL INTEGRATION. Vertical integration has enabled us to develop a broad set of core competencies that distinguish us from our competition. Examples include:

o Our modern manufacturing facilities in Shijr, Taiwan and Olathe, Kansas, which we own and operate, unlike many of our competitors who outsource; and
o Our proprietary GPS chipset designs, liquid crystal display modules and software technologies which we believe offer superior performance with higher quality and at lower cost.

         We intend to continue integrating vertically whenever superior results can be achieved. We continually evaluate technologies and processes and elect to develop those that will differentiate our products from a potentially large field of competitors. In some cases we may elect to partner with others that offer significant technology components. For example, we have licensed technologies from Qualcomm, Inc., a leading supplier of wireless technology, and from Etak, Inc. and Navigation Technologies, Inc, the leading suppliers of automotive mapping information.

PRODUCTS

         We have achieved a leading market position and a record of growth in revenues and profits by offering ergonomically designed, user friendly products with innovative features and designs covering a broad range of applications and price points.

CONSUMER

         We currently offer a wide range of consumer products, including handheld GPS receivers, our StreetPilot(R) portable automotive navigation devices and fixed-mount GPS/Sounder products, targeted toward the marine and recreational market segments. Our consumer products are known for their value leadership, high performance, innovation and ergonomics. Many of our products are optimized for outdoor enthusiasts. For example, our popular eTrex(TM) product, is the smallest, full-featured handheld GPS receiver which is waterproof and rugged. Its unique design locates all control buttons on the side of the unit so that it can be conveniently held and operated with one hand. eTrex retails in the U.S. for approximately $119. Our exclusive TracBack(R) feature, found on many of our GPS receivers, further enhances GPS functionality as it automatically creates an "electronic breadcrumb" trail as you travel that can lead you back to your starting place. Based on data from the 1999 Frost & Sullivan report, we believe that we lead the North American marine and recreational GPS market with approximately 50% unit volume share in the combined market segments we serve.

         In addition to our products, we offer a broad set of accessories from which a customer can achieve even more value from our products. For instance, our line of MapSource CDs, which can be loaded into selected GPS products through a personal computer, provide detailed mapping information for the United States as well as a number of European countries. With this information, our StreetPilot, StreetPilot ColorMap and eMap(TM) products can provide the customer with detailed information concerning business listings and points of interest. A user can enter a street address or choose a business listing (e.g., restaurants, hotels, and shops) and the unit will display the location of the destination on a map along with the user's location and the distance from the user's location.

         The table below includes a sampling of the innovative products that we currently offer to consumers.

--------------------------------------------------------------------------------
HANDHELD AND PORTABLE CONSUMER PRODUCTS:
--------------------------------------------------------------------------------

eMap Pocket-size GPS with built-in basic map showing highways and major streets for personal use and business travel. MapSource compatibility allows street level mapping, points of interest and address location functionality. eMap introduces benefits of GPS to a new class of consumers.

eTrex & eTrex Summit     Ultra compact full feature handheld GPS
                         design for outdoor enthusiasts. Both models are waterproof and have rugged designs. The eTrex Summit also offers electronic compass and barometric altimeter functions. This entry level recreational product is our fastest growing product in unit sales.

StreetPilot GPS          Portable automotive navigation systems with basic map
(2 models)               and MapSource compatibility allowing street level
                         mapping, points of interest and address location functionality. The ColorMap model features a color display.

GPS 12                   Rugged handhelds for serious outdoor enthusiasts.
(4 models)               Capabilities and features available in  different GPS
                         12 models include basic navigation, color graphics, built-in point database, detailed built-in maps and MapSource compatibility.

GPS 48 Handheld GPS with a built-in database of marine navigation aids.

GPS III                  Portable GPS, with unique selectable vertical or
(2 models)               horizontal displays. Capabilities and features
                         available in different GPS III models include built-in basic maps and MapSource compatibility.

GPSMAP 175               This portable GPS/Plotter is suitable for avid boaters,
                         providing fuel and planning functions, distance and
                         bearing calculations and inland and offshore digital
                         marine charts.  The unit offers a large display and
                         the capability to access detailed marine charts from
                         G-Chart(R)cartridges.
--------------------------------------------------------------------------------
MARINE FIXED-MOUNT UNITS:
--------------------------------------------------------------------------------
GPS126 & 128             Low cost fixed-mount GPS's for boating with either a
                         built-in antenna or an external antenna for exposed installations.

GPSMAP                   Marine GPS/plotter combinations for boating and
(5 models)               fishing enthusiasts of different levels.  Features
                         available on different models include a variety of display sizes (ranging in size from 4.2" to 7.1"), high-contrast LCD graphics, monochrome or 16-color active matrix displays and the capability of uploading current mapping data from a personal computer with MapSource CD-ROM's.

GBR 21 & 23              These differential beacon receivers complement all
                         of our GPS receivers by providing boaters and fisherman additional positioning accuracy to within approximately 5 meters.

--------------------------------------------------------------------------------
SOUNDER PRODUCTS:
--------------------------------------------------------------------------------
FishFinders              All fishfinders feature our exclusive DCG(R) and
 3 models)               See-Thru(R) technology, which aid fishermen in
                         defining the ocean/lake bottom and spotting fish in hidden or obscured areas.

GPSMAP/Sounder           The "all-in-one" product line with GPS, chartplotter
(3 models)               and sonar functionality. These units come with
                         different display sizes (ranging in size from 4.2" to 7.1") and the capability of uploading current mapping data.

--------------------------------------------------------------------------------
CONSUMER COMMUNICATIONS PRODUCTS:
--------------------------------------------------------------------------------

NavTalk A waterproof handheld unit that combines a cellular telephone and a full-featured GPS receiver with mapping display. An optional feature offered includes FirstAssist(TM) emergency service which, at the touch of a button, connects the user to an emergency response center and transmits the unit's location to the center.


VHF 720 & 725            Waterproof, portable handheld marine radios with
                         either 3-watt or 5-watt power output provide clear
                         VHF communication capabilities for all types of
                         boaters.
--------------------------------------------------------------------------------
AVIATION

         Our panel mounted product line includes GPS-enabled navigation, VHF transceivers, traditional omni-range, localizer, and glideslope navigation, digital transponders, marker beacon receivers and audio panels. Our goal is to supply every major electronic component in the cockpit, including weather information and primary flight instruments that use the latest display technologies.

         Our aviation products have won prestigious awards throughout the industry for their innovative features and ease of use. We were the first company to offer a GPS receiver, the GPS 155/165, which met the FAA's requirements for certain kinds of instrument approaches and did so a full year ahead of our competitors. The GPS 155/165 with its instrument approach capability won FLYING Magazine's outstanding achievement award for 1994. The GNS 430/530 offers an unprecedented set of features and capabilities integrated into a single product. This high level of integration has revolutionized the aviation electronics industry by minimizing the use of precious space in the cockpit, enhancing the quality and safety of flight through the use of modern designs and components and reducing the cost of equipping an aircraft with modern electronics. The GNS 430 was also recognized by Flying Magazine as the Editor's Choice Product of the Year for 1998. In 1994 and again in 2000, we earned recognition from the Aircraft Electronics Association for outstanding contribution to the general aviation electronics industry.

         According to dealer surveys conducted by the Aircraft Electronics Association ("AEA") for 1999, we lead the U.S. industry, with a 59% share by unit volume of the U.S. GPS panel-mount retrofit market, a 41% share by unit volume of the U.S. audio panel retrofit market and a 76% share by unit volume of portable GPS devices sold to the U.S. aviation market. In addition, AEA estimates that our transponder product line, introduced in 1998, has captured 24% of the U.S. retrofit market share by unit volume.

         Large portions of our sales come from the retrofit market where older aircraft are fitted with the latest electronics from our broad product line. We believe this market continues to have good growth potential as aircraft owners elect to upgrade their existing aircraft at a cost that is lower than purchasing a new aircraft.

         We have also gained market share as an OEM supplier to leading airframe manufacturers such as the New Piper Aircraft Company, Raytheon Aircraft Company, Mooney Aircraft Corporation and Cirrus Design Corporation. We anticipate further upside potential in the OEM market as our product offerings expand to include weather information and primary flight instruments that use the latest display technologies.

         The table below includes a sampling of the innovative aviation products that we currently offer.

--------------------------------------------------------------------------------
HANDHELD AND PORTABLE AVIATION PRODUCTS:
--------------------------------------------------------------------------------

GPS 92 Value-priced unit for recreational pilots with built-in Jeppesen(R)database. The Jeppesen database includes airports, VOR beacons, controlled airspace, runway data and final approach waypoints.

GPS III Pilot             Aviation style GPS III, with built-in maps and
                          Jeppesen database.

PSMAP 195                 Portable GPS receiver with 4.1" moving map display
                          and built-in aviation database.

GPSMAP 295                A high-end portable GPS receiver designed specifically
                          for the serious aviator. Features include a 16-color
                          display and built-in aviation database; it can
                          download MapSource CD-ROM information through a
                          personal computer for street level map details.
--------------------------------------------------------------------------------
PANEL-MOUNT AVIATION PRODUCTS:
--------------------------------------------------------------------------------

GNC 300XL TSO             IFR certified product that combines a GPS receiver
                          with VHF radio and features moving map graphics.

400 Series                The GNS 430 is the world's first "all-in-one" IFR
(3 models)                certified GPS navigation receiver/VOR receiver/
                          instrument landing system receiver and VHF communication transceiver. Features available in different 400 series models include 4" color map graphics, GPS, communication and navigation capabilities.

GNS 530 This unit combines all of the features of the GNS 430 along with a larger 5" color display.

GI-102A & 106A            Course deviation indicators (CDIs).  The GI-106A
                          features a glideslope indicator to aid in landing.

GMA 340 A feature-rich audio panel with six-place stereo intercom and independent pilot/co-pilot communications capabilities.

GTX 320 & 327             TSO-certified transponders featuring altitude
                          reporting capability and solid-state construction for
                          longer life.  The GTX 327 offers a digital display
                          with unique timing functions.
--------------------------------------------------------------------------------
AVIATION COMMUNICATIONS PRODUCTS:
--------------------------------------------------------------------------------

NavTalk Pilot             Similar to the original NavTalk, this
                          GPS-enabled cellular telephone, with built-in aviation database, offers AirCell(R) airborne service so that pilots can make and receive cellular telephone calls while airborne.

GPSCOM 190                A GPS-enabled handheld with a VHF radio.  This unit
                          combines a portable GPS receiver with an aviation
                          band communication transceiver for communication
                          with airports and air traffic controllers.
--------------------------------------------------------------------------------
SALES AND MARKETING

         Our consumer products are sold through a worldwide network of approximately 2,500 independent dealers and distributors in approximately 100 countries who meet our sales and customer service qualifications. We intend to selectively grow our dealer network geographically and by product lines. Marketing support is provided geographically from our offices in Olathe, Kansas (North, South and Central America), Romsey, U.K. (Europe, Middle East and Africa) and Shijr, Taiwan (Asia and Australasia). Our distribution strategy is intended to increase our global penetration and presence while maintaining high quality standards to ensure end-user satisfaction.

         Our U.S. consumer segment marketing is handled through our dealers who are serviced by a staff of regional sales managers and in-house sales associates. Some of our largest consumer products dealers include:

o BASS PRO SHOPS - a freshwater sports specialist with a sophisticated catalog sales effort and "super store" locations;
o BOAT AMERICA/BOAT U.S. - A major marine dealer featuring memberships for special buying privileges;
o    BOATERS  WORLD  -  a  leading   off-shore  marine  retailer  with  multiple
     locations;
o    CABELA'S - a major catalogue retailer for the outdoor marine market;
o WAL-MART - the world's largest mass retailer with some 2,500 locations nationwide; and
o WEST MARINE - the largest U.S. marine retailer specializing in offshore boating equipment.

         Our European consumer segment marketing is handled through in-country distributors who resell to dealers. Working closely with our in-house sales and marketing staff in Romsey, U.K., these distributors are responsible for inventory levels and staff training requirements at each retail location. Our Taiwan-based marketing team handles our Asia marketing effort with support from our U.S. office.

         Aviation marketing is handled through dealers around the world. Our largest aviation dealers include Sportsmen's Market, Tropic Aero, JA Air Center, Gulf Coast Avionics and Aircraft Spruce Avionics. All have the training, equipment and certified staff required for the at-airport installation of our most sophisticated Instrument Flight Rules ("IFR") avionics equipment. Visual Flight Rules ("VFR") equipment including handheld GPS receivers, is sold through dealers, usually at airport locations or through catalogs.

         In addition to the traditional distribution channels mentioned, we enjoy significant market penetration with OEMs. In the consumer market, our products are standard equipment on boats manufactured by Ranger Boats and Lund Boat Company. In the aviation market, our avionics are standard equipment on airplanes built by The New Piper Aircraft Company, Raytheon Aircraft Company, Mooney Aircraft Corporation and Cirrus Design Corporation. The qualification process associated with aviation OEM certification represents a significant barrier to entry for our potential competitors in the aviation OEM sales channel. Other airframe and boat manufacturers offer our products as optional equipment.

         We believe that customer word-of-mouth has been a significant driver of our brand's success to date, at little cost to us. We expect that our reputation for quality and innovative products and word-of-mouth support will continue to play a significant role in our growth and success. In addition, we expect to continue our investment in advertising and marketing to further build brand awareness. We expect to maximize the returns on our advertising and marketing budget by focusing on the most direct and cost-effective means to reach our targeted customer base, which includes trade show appearances, event sponsorships, packaging and in-store promotions, direct and dealer co-op advertising, and media/press relations. We believe our significant in-house experience designing campaigns, promotional materials, and media targeting is a significant competitive advantage.

         We also emphasize ongoing customer service and support. Customer service representatives, some of whom are pilots and mariners themselves, respond to thousands of support calls each day. Our web site, www.garmin.com, is also playing an increasing role in supporting brand awareness, answering customer questions and serving as a powerful showcase for our products. To avoid distribution channel conflict, however, only product accessories are sold directly through our site. Our site includes information on how to contact an authorized dealer and even links to our dealers' e-commerce sites where customers can directly purchase our products.

COMPETITION

         The market for navigation, communications and information products is highly competitive and we expect competition to increase. We believe the principal competitive factors impacting the market for our products are features, quality, design, customer service, brand, price, time-to-market and availability. We believe that we generally compete favorably in these areas. In 1999, we had an estimated market share by unit volume of approximately 50% in the North American marine and recreational market based upon data from an independent market report published by Frost and Sullivan. In 1999, we estimate that we had a 59% market share by unit volume of the U.S. general aviation retrofit market for GPS-enabled panel mount applications and a 76% market share by unit volume of the U.S. market for portable aviation GPS devices based upon data from independent market reports published by the Aircraft Electronics Association.

     For our consumer GPS-enabled product lines, we consider our principal competitors to be Magellan Corporation ("Magellan"), a subsidiary of Orbital Sciences, Inc., Lowrance Electronics Inc. ("Lowrance"), Raytheon Marine Company ("Raytheon"), Furuno Electronic Company, MLR, Simrad AS ("Simrad"), the Cetrek division of Teleflex, Inc., Japan Radio Company and Koden Electronics Co., Ltd. For our fishfinder/depth sounder product lines, we consider our principal competitors to be Lowrance and the Humminbird division of Techsonic Industries, Inc. ("Humminbird"). For our marine VHF transceiver product lines, we consider Standard Communications, Shakespeare Corporation, Humminbird, Raytheon, Uniden Corporation, Simrad and Icom, Inc. to be our principal competitors. For our general aviation product lines, we consider our principal competitors to be Lowrance and Magellan, for portable GPS units, and UPS Aviation Technologies, a subsidiary of United Parcel Service, Inc., Honeywell, Inc., Northstar Technologies and Avidyne Corporation for panel-mount GPS and display units. For our wireless product lines, we consider our principal competitors to be Nokia Oy, Telefon AB LM Ericsson, Motorola, Inc. ("Motorola"), Benefon Oy, Siemens AG,

Sony Corporation and Samsung. For our OEM product lines, we consider our principal competitors to be Trimble Navigation, Ltd., Conexant, Inc., Magellan, Motorola, Phillips N.V. ("Phillips") and SiRF Technology, Inc. For our automotive product lines, we consider our principal competitors to be Magellan, Alpine Electronics, Inc., Denso KK, Visteon, On-Star Division of General Motors Corporation and Phillips.

RESEARCH AND DEVELOPMENT

         We believe that our future success depends upon our ability to continue to develop new products and enhancements to our existing products. We intend to continue to employ a customer focused design approach by providing innovative products that respond to and anticipate customer needs for functionality, design and ease of use. We plan to introduce approximately 25 new products within the next 12 months.

         Our product innovations are driven by our strong emphasis on research and development and the close partnership between our engineering and manufacturing teams. Our products are created by our engineering and design staff of approximately 200 people worldwide. Our manufacturing staff includes manufacturing process engineers who work closely with our design engineers to ensure manufacturability and manufacturing cost control for our products. Our design staff includes industrial designers, as well as software engineers, electrical engineers and mechanical engineers. We believe the industrial design of our products has played an important role in our success. Once a development project is initiated and approved, a multi-disciplinary team is created to design the product and transition it into manufacturing. Despite intense competition for engineering professionals, we have been successful in recruiting and retaining a capable staff. We anticipate that our design staff will grow significantly upon the completion of our facility expansion.

MANUFACTURING AND OPERATIONS

         One of our core competencies is our manufacturing capability at both our Shijr, Taiwan facility and our Olathe, Kansas facility. With the expansion of our Olathe facility underway, we believe that we have sufficient manufacturing capacity to meet current and near-term demand. Our vertically integrated approach has offered us the following competitive advantages:

         REDUCED TIME-TO-MARKET. Manufacturing a new product requires a close relationship between the product designers and the manufacturing organization in order to minimize the time required introducing a new design to production. Utilizing concurrent engineering techniques, our products are introduced to production at an early development stage and the feedback provided by manufacturing is incorporated into the design before mass production begins. In this manner, we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields. Reducing time to market has enabled us to offer several industry firsts, such as the NavTalk GPS-enabled wireless phone and the GNC 430, which integrates traditional aviation navigation and communications systems with GPS in a single package.

         DESIGN AND PROCESS OPTIMIZATION. Using our manufacturing resources, we can rapidly prototype design concepts, products and processes in order to achieve higher efficiency, lower cost and best value for the customer. Our ability to fully explore product design and manufacturing process concepts has enabled us to optimize our designs to minimize size and weight in a GPS device that is fully functional, waterproof, and rugged.

         LOGISTICAL AGILITY. Operating our own manufacturing facilities helps us minimize problems common to the electronics industry, such as component shortages and long component lead times. Many products can be re-engineered to bypass component shortages or reduce cost and the new designs can quickly fill the distribution pipeline. We can react rapidly to changes in market demand by maintaining a safety stock of long-lead components or by rescheduling components from one product line to another. We pragmatically evaluate manufacturing resources and can elect to sub-contract non-critical assemblies to others in order to maintain our strategic focus.

         Our design and manufacturing processes are certified to ISO 9001/2 for superior quality. In addition our aviation panel-mount products are designed according to processes which are approved and monitored by the FAA.

INTELLECTUAL PROPERTY

         Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. As of August 22, 2000, we held 35 U.S. patents and have approximately 40 U.S. patent applications pending. Our U.S. patents do not create any patent rights in foreign countries. In addition, we often rely on licenses of intellectual property for use in our business. For example, we obtain licenses for digital cartography technology for use in our products from various sources. Our registered U.S. trademarks include: GARMIN; the GARMIN logo; the GARMIN globe design; the GARMIN "swoosh" design; STREETPILOT; TRACBACK; DCG; PERSONAL NAVIGATOR; PERSONAL SURVEYOR; GPS II; GPS III; GUIDANCE BY GARMIN; GPSCOM; PHASETRAC 12; TRACPAK; G CHART; GPS 40; MULTITRAC 8; AUTOLOCATE; QUICKFIX AND SEE-THRU. Our mark GARMIN and certain other trademarks have also been registered in selected other countries. Our trademarks include EMAP, ETREX, ETREX SUMMIT, METROGUIDE AND MAPSOURCE. Our patents and our registered trademarks and trademarks are owned by Garmin Corporation.

         We believe that our continued success depends in large part on the intellectual skills of our employees and their ability to continue to innovate. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies. We will also encourage our employees to continue to invent and innovate new technologies so as to maintain our competitiveness in the marketplace.

         It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for inventions we seek to protect. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business. Legal protections afford only limited protection for our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any resulting litigation could result in substantial costs and diversion of our resources. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours.

REGULATIONS

         Our aviation products that are intended for installation in type certificated aircraft are required to be certified by the FAA, its European counterpart, the Joint Aviation Authorities ("JAA"), and other comparable organizations before they can be used in an aircraft. The telecommunications industry is highly regulated, and the regulatory environment in which we operate is subject to change. In accordance with FCC rules and regulations, wireless transceiver and cellular handset products are required to be certified by the FCC and comparable authorities in foreign countries where they are sold. Our products sold in Europe are required to comply with relevant directives of the European Commission. A delay in receiving required certifications for new products or enhancements to our products or losing certification for our existing products could adversely affect our business.

         Because Garmin Corporation, one of our principal subsidiaries, is located in Taiwan, foreign exchange control laws and regulations of Taiwan with respect to remittances into and out of Taiwan may have an impact on our operations. The Taiwan Foreign Exchange Control Statute, and regulations thereunder, provide that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance of Taiwan and by the Central Bank of China, also referred to as the CBC. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, while all foreign currency needed for the import of merchandise and services may be purchased freely from the designated foreign exchange banks. Aside from trade-related foreign exchange transactions, Taiwan companies and residents may, without foreign exchange approval, remit outside and into Taiwan foreign currencies of up to $50 million and $5 million respectively, or their equivalent, each calendar year. Currency conversions within the limits are processed by the designated banks and do not have to be reviewed and approved by the CBC. The above limits apply to remittances involving a conversion between NT Dollars and U.S. Dollars or other foreign currencies. The CBC typically approves foreign exchange in excess of the limits if a party applies with the CBC for review and presents legitimate business reasons justifying the currency conversion. A requirement is also imposed on all enterprises to register all medium and long-term foreign debt with the CBC.

EMPLOYEES

         As of June 30, 2000, we had 1,205 full-time employees worldwide, of whom 541 were in the United States, 635 were in Taiwan and 29 were in England. Of the total full-time employees, 207 were engaged in engineering, 8 in administration, 156 in marketing, sales and customer service, 593 in manufacturing and production, 108 in materials purchasing, shipping and receiving, 64 in quality control and assurance, and 69 in other corporate functions. We believe that our relationship with our employees is good.

FACILITIES

         Our principal executive offices are located in a 103,000 square foot facility on 41 acres in Olathe, Kansas, where we produce all aviation panel-mount products and warehouse, distribute, sell and support our products in North and South America. An expansion of this facility to 240,000 square feet is currently underway and construction is expected to be completed in the first quarter of 2001. We recently purchased an additional 46 acres at this site. In connection with the bond financings for our facility in Olathe and the expansion of that facility, the City of Olathe holds the legal title to this property. Upon the payment in full of the outstanding bonds, the City of Olathe is obligated to transfer title to us for the aggregate sum of $200.

         We own a 249,326 square foot facility in Shijr, Taipei County, Taiwan where we manufacture all of our consumer and portable aviation products and warehouse, market and support our products in Pacific Rim countries. We occupy 186,367 square feet at this facility and lease the remainder to third parties. In addition, we own a 60,000 square foot facility in Hsin Tien, which is currently under contract for sale.

         We lease approximately 15,000 square feet in Romsey, England for warehousing, marketing and supporting our products in Europe, Africa and the Middle East. We also repair products at this facility. We also lease an aggregate of 2,090 square feet of office space in Tempe, Arizona for software development, and Wichita, Kansas for support for our aviation OEM operations, and 24,311 square feet in Lenexa, Kansas used as a temporary shipping facility during construction of our expansion in Olathe.

LEGAL PROCEEDINGS

         From time to time, we may be involved in litigation relating to claims arising out of our operations. We currently are not a party to any material legal proceedings.

                                    MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information about our executive officers and directors as of ____________, 2000.

----------------- ----- -----------------------------------------------------
        NAME       AGE                         POSITION(S)
----------------- ----- -----------------------------------------------------
----------------- ----- -----------------------------------------------------
Min H. Kao, Ph.D.       Co-Chairman of the Board; Co-Chief Executive Officer
----------------- ----- -----------------------------------------------------
----------------- ----- -----------------------------------------------------
Gary L. Burrell         Co-Chairman of the Board; Co-Chief Executive Officer
----------------- ----- -----------------------------------------------------
----------------- ----- -----------------------------------------------------
Kevin Rauckman          Chief Financial Officer and Treasurer
----------------- ----- -----------------------------------------------------
----------------- ----- -----------------------------------------------------
Andrew R. Etkind        General Counsel and Secretary
----------------- ----- -----------------------------------------------------
----------------- ----- -----------------------------------------------------
Gary Kelley             Director of Marketing - Garmin International, Inc.
----------------- ----- -----------------------------------------------------
----------------- ----- -----------------------------------------------------
Ruey-Jeng Kao           Director
----------------- ----- -----------------------------------------------------

DR. MIN H. KAO has been Co-Chairman and Co-Chief Executive Officer of Garmin Ltd. since August 2000. Dr. Kao is a founder of Garmin Corporation and has been President of Garmin Corporation since January 1999. He has been Chairman and a director of Garmin Corporation since January 1990. Dr. Kao has also been a director of Garmin International, Inc. since August 1990 and a Vice President since April 1991, a director of Garmin (Europe) Ltd. since 1992 and a director of Garmin Foreign Sales Corporation since May 1998 and Vice President since July 1998. Dr. Kao holds Ph.D. and MS degrees in Electrical Engineering from the University of Tennessee and a BS in Electrical Engineering from National Taiwan University.

GARY BURRELL has been Co-Chairman and Co-Chief Executive Officer of
Garmin Ltd. since August 2000. He is a founder of Garmin Corporation and has been a director of Garmin Corporation since January 1990. He served as President of Garmin Corporation from January 1990 to December 1998. Mr. Burrell has also been President and a director of Garmin International, Inc. since August 1990, a director and Chairman of Garmin (Europe) Ltd. since 1992 and a director of Garmin Foreign Sales Corporation since May 1998 and President since July 1998. Mr. Burrell holds a BS degree in Electrical Engineering from Wichita State University and a MS degree in Electrical Engineering from Rennsselaer Polytechnic Institute.

KEVIN RAUCKMAN has been Chief Financial Officer and Treasurer of Garmin Ltd. since August 2000. He has been Director of Finance and Treasurer of Garmin International, Inc. since January 1999 and has been a director and Treasurer of Garmin Foreign Sales Corporation since January 1999. Previously, Mr. Rauckman served as Director of Finance and in other finance capacities for one of AlliedSignal's (now known as Honeywell International, Inc.) Aerospace units from

May 1996 to January 1999 and served as Finance Manager with Unisys Corporation, a technology hardware and consulting services company, from June 1993 to April 1996. Mr. Rauckman holds BS and MBA degrees in Business from the University of Kansas.

ANDREW R. ETKIND has been General Counsel and Secretary of Garmin Ltd. since August 2000. He has been General Counsel of Garmin International, Inc. since February 1998 and Secretary since October 1998. Previously, Mr. Etkind served as Senior Attorney for Alumax Inc., a manufacturer of aluminum and aluminum products, from March 1996 to January 1998 and was Vice President, General Counsel and Secretary of Information Management Resources, Inc. (now known as IMR Global, Inc.), a software systems development and consulting company, from July 1993 to February 1996. Mr. Etkind holds BA, MA and LLM degrees from Cambridge University, England and a JD degree from the University of Michigan Law School.

GARY KELLEY has been Director of Marketing of Garmin International, Inc. since 1992 and has been a director of Garmin (Europe) Ltd. since 1993. Mr. Kelley holds a BBA degree from Baker University. He also holds a commercial pilot license with instrument and flight instructor ratings.

RUEY-JENG KAO has been a director of Garmin Ltd. since August 2000. He has been a Supervisor of Garmin Corporation since January 1990. Elected by shareholders, a Supervisor serves as an EX OFFICIO member of the board of directors, attending, but not voting in, board meetings, and oversees actions of the board of directors to protect the interests of all shareholders. Mr. Kao has been a partner in Fortune Land Law Offices, Taipei, Taiwan, since January 2000. Prior to founding Fortune Land Law Offices, Mr. Kao had his own law practice in Taipei, Taiwan from 1967 to 1999. He was Chairman of the Taipei Bar Association in 1996 and 1997. Mr. Kao holds LLB and LLM degrees from National Taiwan University. Mr. Kao is Dr. Kao's brother.

BOARD OF DIRECTORS

     The Articles of Association provide for not less than one nor more than ten directors. The Board will consist of seven directors, at least three of which shall be independent directors. The directors are to be elected or appointed at the annual general meetings of our shareholders. The directors will be divided into three classes of three, two and two directors, designated Class I, Class II and Class III, respectively. The terms of office for each class are as follows:

o Class I terms of office shall expire at the annual general meeting in 2001.
o Class II terms of office shall expire at the general annual meeting in 2002.
o Class III terms of office shall expire at the annual general meeting in 2003.

         At each general meeting held after the adoption of the Articles of Association, directors are to be elected for a full three year term, to succeed those whose terms expire. Each director shall hold office for the term for which he or she is elected and until his or her successor is elected and qualified. Vacancies on the Board can be filled by a majority of the directors present at a Board meeting. Any director so appointed shall hold office only until the next following annual general meeting of our shareholders and shall then be eligible for re-election at that meeting. The shareholders may, by a 75% vote, remove for cause any director before the expiration of his or her period of office.

COMMITTEES OF THE BOARD

         AUDIT COMMITTEE

         In accordance with our Articles of Association, we have established an audit committee composed of three independent directors. The audit committee is responsible for supervising corporate accounting and auditing, recommending our independent auditor and verifying our compliance with applicable accounting principles and rules. The audit committee is also responsible for reviewing potential conflict of interest situations in material related party transactions. The members of our Audit Committee are ________, ________ and
____________.

         COMPENSATION COMMITTEE

         Our board of directors has established a compensation committee composed of three directors. The compensation committee is responsible for reviewing and approving the compensation and benefits for our key executive officers, reviewing our employee benefit plans and making recommendations to our board of directors regarding those matters. The members of our Compensation Committee are ________ ___________, ___________________ and
____________________.

DUTIES OF DIRECTORS

         Under Cayman Islands laws, the directors have a duty of loyalty and must act honestly and in good faith and in our best interests. The directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, the directors must ensure compliance with the Memorandum and Articles of Association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

COMPENSATION OF DIRECTORS

         Under Taiwan banking practice, the directors of a company are generally required to personally guarantee the company's loans and mortgages. During fiscal year 1999, Dr. Kao and Mr. Burrell, as directors of Garmin Corporation, each received compensation from Garmin Corporation in the amount of $51,796 for their personal guarantees of Garmin Corporation's obligations. As Supervisor of Garmin Corporation, Mr. Ruey-Jeng Kao was also required to personally guarantee Garmin Corporation's loans and mortgages and during fiscal year 1999 received compensation from Garmin Corporation in the amount of $51,796 for such personal guarantee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Dr. Kao and Mr. Burrell determined executive officer compensation for the last fiscal year and for prior years. Dr. Kao is the Co-Chairman and Co-Chief Executive Officer of Garmin Ltd., the President, Chairman and a director of Garmin Corporation, the Vice President and a director of Garmin International, Inc., a director of Garmin (Europe) Ltd. and a director of Garmin Foreign Sales Corporation. Mr. Burrell is the Co-Chairman and Co-Chief Executive Officer of Garmin Ltd., a director of Garmin Corporation, the President and a director of Garmin International, Inc., a director of Garmin (Europe) Ltd. and a director of Garmin Foreign Sales Corporation.

EXECUTIVE COMPENSATION

         The following table sets forth information about compensation earned in the fiscal years ended December 31, 1999, 1998 and 1997 by our Chief Executive Officer and our other executive officers (the "Named Executive Officers").

                                                                ANNUAL COMPENSATION(1)
                                                ----------------------------------------------------------

               NAME AND                                                                    OTHER               ALL OTHER
          PRINCIPAL POSITION             YEAR        SALARY             BONUS        ANNUAL COMPENSATION      COMPENSATION
Min H. Kao, Ph.D.                        1999       $166,270           $14,330(2)          $51,879(3)           $18,091(4)
  Co-Chairman of the Board               1998        163,800               203              50,747              17,116
                                         1997        150,050               203              33,828              15,116
Gary L. Burrell                          1999        166,270            14,330(2)           52,046(3)           18,101(5)
  Co-Chairman of the Board               1998        163,800               203              50,914              17,036
                                         1997        150,050               203              34,641              15,535
Andrew R. Etkind                         1999        127,634            15,203                ---               15,821(8)
  General Counsel and Secretary          1998        103,133(6)         10,203              24,000(7)           11,578
                                         1997            N/A               N/A                ---                  N/A
Gary Kelley                              1999        124,475             6,203                ---               13,462(9)
  Director of Marketing,                 1998        122,112             6,703                ---               13,293
  Garmin International, Inc.             1997        112,362             1,703                ---               10,908
Kevin Rauckman                           1999        111,650             5,203                ---                8,641(10)
  Chief Financial Officer and            1998            N/A               N/A                ---                  N/A
Treasurer                                1997            N/A               N/A                ---                  N/A

(1) All compensation paid to the Named Executive Officers was paid by Garmin International, Inc. to such Named Executive Officers in their capacities as officers and employees of Garmin International, Inc., except that the other annual compensation amounts for Dr. Kao and Mr. Burrell include compensation to each from Garmin Corporation in the following amounts: 1999
     -  $51,796;  1998 - $50,747  and 1997 -  $33,828.  Under  Taiwan  law,  the
     directors of a company are required to personally guarantee the company's loans and mortgages. These salaries from Garmin Corporation were paid as compensation for the personal guarantees of Garmin Corporation's obligations signed by Dr. Kao and Mr. Burrell.
(2) Includes a bonus payment equal to one month's salary payable to an employee upon 10 years of service, in the amount of $14,127 for each of Dr. Kao and Mr. Burrell, and a holiday bonus paid to all employees in a fixed amount of $203.
(3) Includes $51,796 in compensation from Garmin Corporation, as described in footnote (1) above and incentive payments for inventions for which patent applications were filed in the amount of $83 to Dr. Kao and $250 to Mr. Burrell.
(4) Includes a contribution to Dr. Kao's account under Garmin International, Inc.'s 401(k) plan of $7,500, a contribution to his account under Garmin International, Inc.'s pension plan of $10,405 and premiums on life insurance of $186.
(5) Includes a contribution to Mr. Burrell's account under Garmin International, Inc.'s 401(k) plan of $7,500, a contribution to his account under Garmin International, Inc.'s pension plan of $10,415 and premiums on life insurance of $186.
(6)  Mr. Etkind joined Garmin International, Inc. in February 1998.
(7)  Consists of reimbursements of relocation expenses.
(8) Includes a contribution to Mr. Etkind's account under Garmin International, Inc.'s 401(k) plan of $7,500, a contribution to his account under Garmin International, Inc.'s pension plan of $8,135 and premiums on life insurance of $186.
(9) Includes a contribution to Mr. Kelley's account under Garmin International, Inc.'s 401(k) plan of $5,871, a contribution to his account under Garmin International, Inc.'s pension plan of $7,405 and premiums on life insurance of $186.
(10) Includes a contribution to Mr. Rauckman's account under Garmin International, Inc.'s 401(k) plan of $4,941, a contribution to his account under Garmin International, Inc.'s pension plan of $3,529 and premiums on life insurance of $171.

OPTION GRANTS AND EXERCISES DURING 1999

         No options were granted to or exercised by the Named Executive Officers during 1999.

PENSION PLAN

         Garmin International, Inc. sponsors a retirement plan called a "money purchase pension plan" (the "Plan"). An employee of Garmin International, Inc. automatically becomes a participant in the Plan as of the first January 1 or July 1 after he or she attains age 21 and completes three months of service. All contributions to this Plan are made by Garmin International, Inc. Garmin International, Inc.'s contribution for each participant is equal to 3% of each participant's eligible compensation up to 20% of the Social Security taxable wage base, plus 6% of each participant's eligible compensation in excess of the Social Security taxable wage base. For 2000, the Social Security taxable wage base is $76,200, but this amount is increased from time to time by the Social Security Administration. Participants become vested in their accounts gradually over a seven-year period. Participants become fully vested if they reach age 65, die or become disabled while they are still working for us. Garmin International, Inc.'s contributions are invested by the participants of the Plan. A participant's account is distributed when the participant terminates employment, retires, dies, or becomes disabled. This Plan is also intended to be a tax-qualified plan, so participants are not taxed on contributions or earnings on those contributions until withdrawn from the Plan. The Named Executive Officers, as employees of Garmin International, Inc., are covered by this Plan.

STOCK OPTION PLANS

         We have adopted a stock option plan to provide for the availability of _____________ of our common shares for the grant of awards to officers and employees of Garmin Ltd. and our subsidiaries ("Employee Option Plan"). We have also adopted a stock option plan for non-employee directors ("Director Option Plan") of Garmin Ltd. The Employee Option Plan and the Director Option Plan were adopted on _____________, 2000 and will automatically terminate on the tenth anniversary thereof, unless earlier terminated by our Board of Directors. A total of _____________ and ___________ common shares have been reserved for issuance pursuant to the Employee Option Plan and the Director Option Plan, respectively. As of __________, 2000, options to purchase _________ and ___________ common shares were outstanding under the Employee Option Plan and Director Option Plan, respectively. These plans are administered by the Compensation Committee of our Board of Directors. The Compensation Committee has the power to determine the terms of the options granted, including the number of shares subject to each option, the exercisability thereof, the form of consideration payable upon such exercise, and certain other features described under these plans. The exercise price of options under the plans must be at least equal to the fair market value of the common shares on the date of grant. The term of each option will be determined by the Compensation Committee except that the term may not exceed ten years. Options granted under the plans are not generally transferable by the optionee. The maximum annual grant to any employee for any calendar year shall not exceed _________ shares.

     Grants to directors shall be as follows: [specific details to be filed by amendment].

EMPLOYEE STOCK PURCHASE PLAN

         We have adopted an employee stock purchase plan to provide for eligible employees to purchase our common shares through payroll deductions. The plan was adopted on _____________, 2000 and will automatically terminate on the tenth anniversary thereof, unless earlier terminated by our Board of Directors. A total of ______________ common shares have been reserved for issuance under the plan. The plan will be administered by the Compensation Committee of our Board of Directors. All employees of Garmin Ltd. and participating subsidiaries will be eligible to participate, except those whose customary employment is less than 20 hours per week or is five months or less per calendar year, or those who are 5% or greater stockholders of Garmin Ltd. Participation in the plan will be voluntary. Eligible employees may elect to have us deduct from their compensation a percentage, not to exceed ____% of the employee's compensation, or $________ annually, to be used to purchase our common shares. On the last trading day of each _________ (the "Purchase Date"), the funds accumulated will automatically be used to purchase our common shares at a purchase price equal to the lesser of (i) ___% of the fair market value of our common shares that day, or (ii) ___% of the fair market value of our common shares as of the enrollment date. The plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code.

SAVINGS AND PROFIT SHARING PLAN

         Garmin International, Inc. sponsors a retirement plan which is sometimes called a "401(k) plan" (the "401(k) Plan") because of the section of the Internal Revenue Code which authorizes this type of plan. Every employee of Garmin International, Inc. is eligible to participate in the 401(k) Plan as of the first January 1 or July 1 after he or she attains age 21 and completes three months of service. Participants can elect to make pre-tax contributions to the 401(k) Plan from their eligible compensation, up to the limits imposed by law. Participants are always fully vested in their pre-tax contributions and earnings on those contributions. In addition, Garmin International, Inc. makes a matching contribution for each participant equal to 75% of his or her pre-tax contributions up to 10% of the participant's eligible compensation. Garmin International, Inc. may also make a profit sharing contribution which is divided among participants based on their compensation. Participants become vested in their matching and profit sharing contributions, and earnings on those contributions, gradually over five years. Participants become fully vested automatically if they reach age 65, die or become disabled while they are still working for Garmin International, Inc. Participants are allowed to direct the investment of their accounts in a menu of authorized investment alternatives. Accounts are distributable when the participant terminates employment, retires, dies, becomes disabled, reaches age 59 1/2 or suffers a financial hardship. Participants may also be permitted to request a loan from their 401(k) Plan accounts. The 401(k) Plan is intended to be a tax-qualified plan under the Internal Revenue Code which means that participants are generally not taxed on contributions to the 401(k) Plan or earnings on those contributions until they are withdrawn from the 401(k) Plan. The Named Executive Officers, as employees of Garmin International, Inc., are covered by this plan.

EMPLOYMENT AGREEMENTS

         We do not have employment agreements with any of our key personnel.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REORGANIZATION

     As part of the recent restructuring of our company, shareholders of Garmin Corporation were offered common shares of Garmin Ltd. in exchange for their shares of Garmin Corporation. Pursuant to this transaction, we acquired approximately 100% of Garmin Corporation. We are a holding company and currently intend to continue to conduct our principal business activities through Garmin Corporation, Garmin International, Inc. and Garmin (Europe) Ltd. We intend to acquire the shares of Garmin (Europe) Ltd. from Garmin International, Inc. after this offering and intend to make an election to treat Garmin (Europe) Ltd. as a branch of our company for United States federal income tax purposes. In addition, we intend to purchase newly issued common shares of Garmin International, Inc., upon completion of this offering.

        Six shares of Garmin Corporation's stock are held by nominees under nominee trusts in order to comply with Article 2 of the Company Law of Taiwan which requires that, as a "company limited by stock," Garmin Corporation have at least seven shareholders, and 4,000 shares are held by two related shareholders.

TRADEMARKS AND LICENSES

     All of our U.S. and foreign trademarks and patents are currently held by Garmin Corporation. Garmin Corporation licenses such trademarks to Garmin International, Inc. and Garmin (Europe) Ltd., but no fee is paid for such licenses.

CERTAIN RELATIONSHIPS

     Ruey-Jeng Kao, a director of Garmin Ltd., is also a Supervisor of Garmin Corporation. Mr. Kao's law firm, Ruey-Jeng Kao Law Office, received compensation for legal services provided to Garmin Corporation during the 1999 fiscal year. Mr. Kao is currently a partner in the Fortune Land Law Offices which has received compensation from Garmin Corporation for legal services during the 2000 fiscal year and will receive additional compensation during fiscal year 2000 for legal services rendered to us in connection with the reorganization and this offering. Mr. Kao is Dr. Kao's brother.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth information with respect to the beneficial ownership of our common shares as of __________, 2000, on a fully-diluted basis and as adjusted to reflect the sale of shares offered hereby, by:

          o each person known to us to own beneficially 5% or more of our common shares;
          o    each selling shareholder;
          o    each of our directors;
          o each of our executive officers named in the Summary Compensation Table; and
          o    all of our directors and executive officers as a group.

         For purposes of calculating the percentage beneficially owned, the number of common shares deemed outstanding prior to this offering consists of ________ common shares outstanding as of _________, 2000. The number of common shares deemed outstanding after this offering includes an additional _______ shares that are being offered for sale by us, and an additional ________ shares that are being offered for sale by the selling shareholders, in this offering (excluding the shares subject to the underwriters' over-allotment option).


                                            COMMON SHARES               NUMBER OF               COMMON SHARES
                                          BENEFICIALLY OWNED           SHARES TO BE          BENEFICIALLY OWNED
                                        BEFORE OFFERING(1)(2)          SOLD IN THE          AFTER OFFERING(1)(2)
                                      ---------------------------                         --------------------------
      NAME OF BENEFICIAL OWNER            NUMBER           %             OFFERING             NUMBER          %
      ------------------------            ------           -             --------             ------          -

Min H. Kao (3)                         20,352,803 (3)      22.87
Gary L. Burrell (4)                    19,911,155          22.38
Ruey-Jeng Kao (5)                       7,984,109           8.97
Jia-Fang Tsai (6)                       6,687,445(6)        7.51

Kevin Rauckman                               --              N/A
Andrew R. Etkind                             --              N/A
Gary Kelley                                  --              N/A
All directors and executive
   officers as a group (__persons)

------------------------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of __________, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such shareholder's name.
(2) Based on ________________ shares of common stock outstanding prior to the offering and ___________ outstanding upon the completion of the offering.
(3) Dr. Kao's address is 1200 East 151st Street, Olathe, Kansas 66062. The amount of common shares beneficially owned includes 844,398 shares held by his children of which he disclaims beneficial ownership.
(4)  Mr. Burrell's address is 1200 East 151st Street, Olathe, Kansas 66062.
(5) Mr. Kao's address is 8th Floor, 132, Hsinyi Road, Section 3, Taipei, Taiwan, Republic of China.
(6) Ms. Tsai's address is 10FL. No. 48, Lane 177, BBC I, Tunhwa S. Rd., Taipei, Taiwan, Republic of China. The amount of common shares beneficially owned includes 3,297,796 shares held by members of her immediate family, as to which Ms. Tsai disclaims beneficial ownership.

                          DESCRIPTION OF SHARE CAPITAL

         Our authorized share capital consists of 500,000,000 common shares with a par value of $0.01 per share and 1,000,000 undesignated preferred shares, each with a par value of $1.00 per share. As of the date hereof, there are ____________________ common shares issued and outstanding and no preferred shares have been issued. There are no other authorized classes of common shares other than our common shares.

         We are a Cayman Islands company and our affairs are governed by our Memorandum and Articles of Association and the Companies Law (2000 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our common shares. We have filed copies of our complete Memorandum and Articles of Association as exhibits to our registration statement on Form S-1.

COMMON SHARES

         GENERAL. All the outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are issued when registered in the register of shareholders of the Company. The common shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

         VOTING RIGHTS. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. The Articles of Association does not provide for written consents of shareholders.

         A quorum required for a meeting of shareholders consists of at least a number of shareholders present or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital. Shareholders' meetings are held annually and may only be convened by the Board of Directors. Advance notice of at least 10 days is required for the convening of shareholders' meetings. Shareholders do not have the right to call a shareholders' meeting.

         Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting of the Company, while a special resolution requires the affirmative vote of 75% of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name, amending the Memorandum and Articles of Association and removing directors. Holders of common shares, which are currently the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, appoint auditors, and make changes in the amount of our authorized share capital.

         DIVIDENDS. The holders of our common shares are entitled to receive such dividends as may be declared by the Board of Directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

         LIQUIDATION. If the Company is to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject such shareholder to liability.

         MISCELLANEOUS. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

UNDESIGNATED PREFERRED SHARES

         Pursuant to our Articles of Association, the Board of Directors has the authority, without further action by the shareholders, to issue up to 1,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. The Board of Directors, without shareholder approval, can issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors' duty of acting in our best interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preferred shares have been issued and we have no present plans to issue any preferred shares.

SHAREHOLDERS' RIGHTS PLAN

         We contemplate adopting a shareholders rights plan ("Rights Plan"). In connection with the Rights Plan, our Board of Directors would grant one right ("Right") for each outstanding common share as of the close of business on a certain date (the "Rights Record Date"). Common shares issued after such date (assuming no triggering event) would automatically receive these Rights upon issuance. The Rights would not be exercisable or transferable separately from the common shares until the end of a certain period of time following (1) a public announcement that a person or group has acquired or obtained the right to acquire beneficial ownership of a certain percentage or more of our outstanding common shares, or (2) the commencement or announcement of an intention to make a tender or exchange offer that would result in an acquiring person or group beneficially owning a certain percentage or more of our outstanding common shares (an "Acquiring Person"), unless our Board of Directors sets a later date in either event (the earlier of (i) or (ii) being the "Rights Distribution Date"). Under the Rights Plan, our Board of Directors would have the option to redeem the Rights at a nominal cost or prevent the Rights from being triggered by designating certain offers for all the outstanding common shares as a Permitted Offer (as defined in the Rights Plan). The Rights would expire ten years after the Rights Record Date unless earlier redeemed by us.

         The Rights, when exercisable, would entitle their holders (other than those held by an Acquiring Person, any Associate or Affiliate of such Acquiring Person or certain transferees) to purchase a fraction of a preferred share or, in certain instances, other securities of the Company, including common shares, having a certain market value. In certain circumstances, if we are involved in a merger or consolidation and are not the surviving entity or dispose of more than 50 percent of our assets or earnings power, the Rights also would entitle their holders (other than an Acquiring Person or any Associate, Affiliate of such Acquiring Person or certain transferees) to purchase the highest priority voting shares in the surviving entity or its affiliates having a certain market value.

         The Rights Plan is intended to encourage a potential Acquiring Person to negotiate directly with the Board of Directors, but may have certain antitakeover effects. The Rights Plan could significantly dilute the interests in the Company of an Acquiring Person. The Rights Plan may therefore have the effect of delaying, deterring or preventing a change in control of the Company.

DIFFERENCES IN CORPORATE LAW

         The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

         MERGERS AND SIMILAR ARRANGEMENTS. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to not approve the arrangement if it satisfies itself that:

          o    a company is acting or proposing to act illegally or ultra vires;
          o the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not been obtained); or
          o those who control the company are perpetrating a "fraud on the minority."

INDEMNIFICATION

         Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification, to the fullest extent permitted by law, of officers and directors for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in their capacities as such, and advancement of expenses of defending any such action, suit or proceeding.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of U.S. law.

INSPECTION OF BOOKS AND RECORDS

         Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Additional Information."

TRANSFER AGENT

         We have appointed______________________ as the transfer agent and registrar for the common shares.

LISTING

         We intend to apply to list the shares on the Nasdaq National Market under the symbol GRMN.

PROHIBITED SALE OF SECURITIES UNDER CAYMAN ISLANDS LAW

         An exempted company such as the Company that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of its securities.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, there has been no U.S. public market for our shares, and there can be no assurance that a significant public market for our shares will develop or be sustained after this offering. We can make no prediction as to the effect, if any, that market sales of common shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of common shares, including shares issued upon exercise of outstanding options, in the public market could adversely affect the market price of the common shares and could impair our future ability to raise capital through an offering of our equity securities.

         Upon completion of this offering, we will have ______________ shares outstanding assuming no exercise of the underwriting over-allotment option and no exercise of outstanding options. Of these shares, the __________ shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining ____________ shares are subject to lock-up agreements. These lock-up agreements provide that, with some limited exceptions, the shareholder will not offer, sell, contract to sell or otherwise dispose of our securities that are substantially similar to our shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, our shares for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Of these remaining shares __________ are "restricted securities" as that term is defined in Rule 144 under the Securities Act and will be eligible for sale in the public market subject to limitations imposed by Rule 144 as summarized below, commencing on the following dates, or such earlier dates as may be approved pursuant to any no action letter request:

          o    ____________ shares commencing ________________;
          o    ____________ shares commencing ________________; and
          o    ____________ shares commencing ________________.

         These shares will be freely tradeable without restriction under the Securities Act one year following the respective dates set forth above, except for any shares owned by our affiliates, which shares will continue to be subject to Rule 144 limitations applicable to affiliates.

         In addition, we have agreed that, without the prior consent of the underwriters, we will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any equity securities or any securities which may be converted into or exchanged for any such equity securities for a period of 180 days from the date of this prospectus, except that:

          o we may without such consent grant options, none of which will be exercisable prior to ________________, and sell common shares pursuant to our Stock Option Plan and,
          o we may without consent issue equity shares in connection with any BONA FIDE business acquisition of or by the Company (whether by reconstruction or amalgamation, consolidation, sale of assets, sale or exchange of stock or otherwise), PROVIDED that prior to any such issuance, the recipients of such equity shares in such transaction shall have agreed in writing that, unless they have received the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, they will be bound by the lock-up restrictions described above in this paragraph for the remainder of such 180-day period.

         Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

         In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted common shares from us or any affiliate of ours, the purchaser or subsequent holder of such securities is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

          o    1% of our then outstanding common shares; or
          o the average weekly trading volume of our common shares on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

         Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. If two years have elapsed since the later of the date of acquisition of restricted shares from us or from any affiliate of ours and the purchaser or subsequent holder thereof is deemed not to have been an affiliate of ours at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or public information requirements.

         We intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of ___________ common shares reserved for issuance under our Stock Option Plan. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up agreements described above.

                               TAX CONSIDERATIONS

         A summary of the material United States federal income tax and general Cayman Islands tax consequences of the beneficial ownership and disposition of our common shares is set forth below. This summary is based on laws, regulations, rulings, income tax conventions or treaties, administrative practices and judicial decisions in effect at the date of this prospectus. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect your tax consequences.

         Your tax treatment as a holder of common shares may vary depending upon your particular situation, and some holders may be subject to special rules not discussed below. We do not discuss below any state, local or foreign tax consequences of the beneficial ownership and disposition of the common shares other than the Cayman Islands. This summary does not address all tax aspects that may be important to you as a holder of common shares.

         YOU ARE URGED TO CONSULT YOUR TAX ADVISOR AS TO YOUR PARTICULAR TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF A COMMON SHARE, INCLUDING WHETHER ANY STATE, LOCAL OR FOREIGN TAX LAWS APPLY TO YOU.

CAYMAN ISLANDS TAX CONSIDERATIONS

         The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of the inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

         Under current Cayman Islands law, the Company will not be subject to income, capital, transfer, sales or corporation tax in the Cayman Islands. The Company has been incorporated under the laws of the Cayman Islands as an exempted company and has received from the Governor in Council of the Cayman Islands an Undertaking as to Tax Concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) providing that, for a period of 20 years from the date of such Undertaking, no law subsequently enacted in the Cayman Islands imposing any tax or withholding tax on profits, income, gains or appreciation will apply to the Company or its operations.

         Under the current law of the Cayman Islands, no Cayman Islands withholding tax applies to distributions by the Company in respect of the shares. Holders are not subject to any income, capital, transfer, sales or other taxes in the Cayman Islands in respect of their purchase, holding or disposition of the common shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of the material United States federal income tax considerations relevant to the acquisition, ownership and disposition of the common shares. This summary is based on existing United States federal income tax law, which is subject to change, possibly retroactively. The discussion addresses only persons that hold common shares as capital assets, which generally are properties held for investment, under the United States Internal Revenue Code of 1986, as amended, and that use the U.S. Dollar as their functional currency. The discussion does not consider the circumstances of particular purchasers that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, persons subject to the alternative minimum tax, dealers, traders who elect to mark to market, financial institutions, persons holding common shares as part of a hedge, straddle, integration, conversion or constructive sale transaction, persons that have a functional currency other than the U.S. Dollar and persons treated as owning 10% or more of the voting power of our shares.

         For purposes of this discussion, "U.S. holder" means a beneficial owner of common shares that is (1) an individual who is a citizen or resident of the United States for United States federal income tax purposes; (2) a corporation, partnership or other business entity organized in or under the laws of the United States or any of its political subdivisions; (3) a trust (a) the administration of which is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a United States person under the Internal Revenue Code on the preceding day, and elected to continue to be so treated provided that it satisfies certain conditions or (4) an estate the income of which is subject to United States federal income tax regardless of its source. A "Non-U.S. holder" means a beneficial owner of common shares that is not a U.S. holder.

         We believe that neither we nor any of our subsidiaries are currently a "foreign personal holding company", "personal holding company", "passive foreign investment company", or "controlled foreign corporation" for United States federal income tax purposes. Except as expressly noted below under the headings "--Foreign Personal Holding Company," "-- Personal Holding Company," "--Passive Foreign Investment Company" and "--Controlled Foreign Corporation," the discussion below assumes that we will not be so treated. As discussed below under "--Foreign Personal Holding Company", we currently satisfy the "shareholder test" for purposes of qualifying as a foreign personal holding company. We cannot assure you that we are not or will not become a foreign personal holding company, personal holding company, passive foreign investment company or controlled foreign corporation.

         EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF COMMON SHARES.

         DISTRIBUTIONS ON COMMON SHARES. To the extent that a cash distribution on common shares is paid to a U.S. holder out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, such distribution will be includible in the U.S. holder's gross income as foreign source dividend income in an amount equal to the U.S. Dollar value of such distribution when received. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent that the amount of any distribution on common shares exceeds our current and accumulated earnings and profits, as determined for United States federal income tax purposes, the distribution will be treated (1) as a nontaxable return of capital that would be applied against and would reduce the U.S. holder's tax basis in its common shares until this tax basis is equal to zero and (2) thereafter as capital gain. For foreign tax credit purposes, dividends on common shares generally would constitute "passive income" or, in the case of some U.S. holders, "financial services income."

         Although we do not expect to pay dividends, we expect that any dividends we declare will be paid in United States Dollars. However, the amount of any distribution paid in a currency other than the U.S. Dollar will be the U.S. Dollar value of the payment made, determined at the foreign exchange rate on the date such payment is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. Dollars will be treated as United States source ordinary income or loss to the U.S. holder.

     SALE, EXCHANGE OR OTHER DISPOSITION. A U.S. holder generally will recognize gain or loss upon the sale or other taxable disposition of common shares in an amount equal to the difference between the United States Dollar value of the amount realized on the sale or other taxable disposition and the U.S. holder's adjusted tax basis in the common shares. Such gain or loss will generally be capital gain or loss and, in the case of some non-corporate U.S. holders, may be subject to United States federal income tax at a preferential rate where the U.S. holder's holding period exceeds one year. Any gain recognized by a U.S. holder on a sale or other taxable disposition of common shares will generally be treated as United States source gain for foreign tax credit purposes. Any loss recognized by a U.S. holder should be allocable to reduce U.S. source income for U.S. foreign tax credit purposes, except for certain U.S. holders for whom previous distributions with respect to the common shares qualified as "financial services income" in which event any such recognized loss would be treated as reducing foreign source income to the extent of the amount of such distributions. A U.S. holder's ability to deduct capital losses in respect of common shares is subject to limitations.

         FOREIGN PERSONAL HOLDING COMPANY. We do not believe that we (nor any of our non-United States subsidiaries) are a "foreign personal holding company." If we (or any of our non-United States subsidiaries) are classified as a foreign personal holding company in any taxable year, then each shareholder that is a United States person would be required to pay tax on its pro rata share of the undistributed foreign personal holding income of such foreign personal holding company. We would constitute a foreign personal holding company in any taxable year if (1) 60% (or 50% in any year following the year in which we first became a foreign personal holding company) or more of our gross income were foreign personal holding company income (which is generally income of a passive nature such as dividends, interest and royalties) (the "income test") and (2) more than 50% of the voting power or value of our equity were owned, directly or indirectly, by five or fewer U.S. holders that are individuals (the "shareholder test").

         We currently satisfy the shareholder test and based on our current ownership, we expect that we will satisfy the shareholder test after the offering of common shares hereunder. However, we intend to manage our affairs so as to attempt to avoid the satisfaction of the income test, or minimize the impact to our shareholders if we satisfy the income test, to the extent this management of our affairs would be consistent with our business goals, although we cannot assure you in this regard.

          Our gross income for purposes of the income test is expected to consist of any dividends paid from Garmin Corporation and Garmin International and the gross income of Garmin (Europe) Ltd. because Garmin Ltd. will elect to treat Garmin (Europe) Ltd. as a branch of Garmin, Ltd. for United States federal income tax purposes. In addition, for purposes of determining whether we satisfy the income test in any taxable year, to the extent that Garmin Corporation is treated as a foreign personal holding company, we would be considered to have received a dividend in an amount equal to the undistributed foreign personal holding company income of Garmin Corporation. However, based on its current income and operations, we do not expect that Garmin Corporation would be treated as a foreign personal holding company. Because the gross income of Garmin (Europe) Ltd. should not be treated as foreign personal holding company income and because such gross income is expected to exceed 40% of the total gross income of Garmin Ltd., we do not expect that we will satisfy the income test after the offering of common shares hereunder.

         If we (or any non-United States subsidiary) are or become a foreign personal holding company, U.S. holders, whether or not such holders are individuals, would be required to include in income, as a dividend, their pro rata share of our taxable income whether or not we pay dividends. In addition, if we are a foreign personal holding company, and your common shares are acquired by inheritance, the beneficiary would not receive a "stepped-up" basis in those common shares. Instead, the beneficiary would have a tax basis equal to the lower of the fair market value of these common shares or your tax basis in them. We intend to manage our affairs so as to attempt to minimize having income imputed to you under these rules, to the extent such management of our affairs is consistent with our business goals, although there can be no assurance in this regard. We urge you to consult your tax advisor regarding the consequences of an investment in a foreign personal holding company before purchasing shares.

         PERSONAL HOLDING COMPANY. We do not believe that we (or any of our subsidiaries) are a "personal holding company" for United States federal income tax purposes. We (or a subsidiary) would generally be classified as a personal holding company if (1) at any time during the last half of our (or such subsidiary's) taxable year, five or fewer individuals own, directly or indirectly, more than 50% of our (or such subsidiary's) stock (by value) (the "shareholder test") and (2) at least 60% of our (or such subsidiary's) gross income for the taxable year, as adjusted, is personal holding company income (which is generally income of a passive nature, such as dividends, interest and royalties) and which, for a non-United States corporation, is either (1) derived from United States sources or (2) effectively connected to a United States trade or business (the "income test"). However, if we (or a subsidiary) constitute a foreign personal holding company or a passive foreign investment company, we (or such subsidiary) cannot constitute a personal holding company. If we (or a subsidiary) were to constitute a personal holding company, we (or such subsidiary) would be subject to a United States tax of 39.6% on our undistributed personal holding company income. We (and our subsidiaries) currently satisfy the shareholder test but do not expect to satisfy the income test. We intend to manage our and our subsidiaries' affairs so as to attempt to avoid the satisfaction of the income test, provided that such management would be consistent with our goals, although we cannot assure you in this regard.

         PASSIVE FOREIGN INVESTMENT COMPANY. We do not believe that we (or any of our non-United States subsidiaries) are a "passive foreign investment company" for United States federal income tax purposes. We would be treated as a passive foreign investment company only if at least 75% of our gross income for a taxable year is passive income or if the value of our assets during the taxable year which produce passive income represents at least 50% of the value of our total assets. In making this determination, our proportionate share of the income and assets of entities in which we hold at least a 25% interest will be included in our income and assets. Based upon our current and anticipated income, assets and activities, we do not expect that we (or any of our non-United States subsidiaries) will be classified as a passive foreign investment company. However, because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control, and because the principles for applying the passive foreign investment company tests are not entirely clear, we cannot assure you that we (or any of our non-United States subsidiaries) will not become a passive foreign investment company.

         If we are a passive foreign investment company for any taxable year during a U.S. holder's holding period of the common shares, a U.S. holder would be subject to additional tax on certain excess distributions received or gains realized with respect to such shares. The excess distribution or gain would be allocated ratably over such U.S. holder's holding period, the amount allocated to the current taxable year and to any year prior to our treatment as a passive foreign investment company would be subject to tax as ordinary income, and the amount allocated to each other taxable year would be subject to tax at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules would effectively prevent a U.S. holder from treating the gain realized on the disposition of the common shares as capital gain. If we are classified as a passive foreign investment company in any year in which a United States person is a shareholder, we generally will continue to be treated as a passive foreign investment company with respect to such shareholder in all succeeding years, regardless of whether we continue to satisfy the income or asset tests described above, subject to certain possible shareholder elections that may apply in certain circumstances. A U.S. holder who owns common shares during any year that we are a passive foreign investment company must file

Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). The passive foreign investment company rules are extremely complex and U.S. holders should consult with their own tax advisors regarding the application of the passive foreign investment company rules to the common shares. We do not intend to notify any holder of common shares as to whether we qualify as a passive foreign investment company in any taxable year, nor do we intend to provide information that would enable a holder of common shares to make a qualified electing fund election.

         CONTROLLED FOREIGN CORPORATION. We do not believe that we (or any of our non-United States subsidiaries) are a "controlled foreign corporation" for United States federal income tax purposes. If we (or any of our non-United States subsidiaries) are treated as a controlled foreign corporation, the U.S. holders that own, directly or indirectly, at least 10% of the voting power of the equity of such controlled foreign corporation, referred to as 10% U.S. Shareholders, would be required to include in income their pro rata share of the Subpart F income of the controlled foreign corporation (which generally is income of a passive nature such as dividends and interest) whether or not we pay dividends. In addition, if we are treated as a controlled foreign corporation, 10% U.S. Shareholders would be subject to special rules on disposition of common shares that may treat all or a portion of any gain as ordinary dividend income. It is not anticipated that a U.S. holder purchasing shares hereunder will be a 10% U.S. Shareholder and thus, there should be no adverse impact to such U.S. holders if we (or any of our non-United States subsidiaries) become a controlled foreign corporation.

     TAXATION OF NON-U.S. HOLDERS. Distributions on common shares to a Non-U.S. holder would not be subject to U.S. withholding tax or to United States federal income tax unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business within the United States. Gain realized by a Non-U.S. holder on the sale or other disposition of a common share generally will not be subject to United States federal income tax unless (1) the gain is effectively connected with the Non-U.S. holder's conduct of a trade or business in the United States or (2) the Non-U.S. holder is an individual who was present in the United States for at least 183 days in the taxable year of the sale or other disposition and other conditions are met.

         INFORMATION REPORTING AND BACKUP WITHHOLDING. United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares by a paying agent within the United States to a holder (other than an "exempt recipient", including a corporation, a payee that is a Non-U.S. holder that provides an appropriate certification and certain other persons). A paying agent within the United States will be required to withhold 31% of any such payment made within the United States to a holder (other than an "exempt recipient", including a corporation, a payee that is a Non-U.S. holder that provides an appropriate certification and certain other persons) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

         The Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the backup withholding and information reporting rules. The New Regulations, which generally will be effective for payments made after December 31, 2000, attempt to unify certification requirements and modify reliance standards. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                  UNDERWRITING

         Subject to the terms and conditions of an underwriting agreement, dated ___________, 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as joint book-running managers, have severally agreed to purchase from us and the selling shareholders the respective number of common shares set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITERS:                                                   SHARES
   Donaldson, Lufkin & Jenrette Securities Corporation...
   Merrill Lynch, Pierce, Fenner & Smith
              Incorporated...............................
   Salomon Smith Barney Inc..............................

         Total...........................................

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common shares offered in this offering are subject to approval of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to initially offer some of the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the initial public offering price less a concession not in excess of $_____ per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $_____ per share on sales to other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

                                            NO EXERCISE          FULL EXERCISE
Per share by us..........................   $                    $
Total by us..............................   $                    $
Per share by the selling shareholders....   $                    $
Total by the selling shareholders........   $                    $

     We will pay the offering expenses, estimated to be $                   .

         We have granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to _____________ additional common shares at the initial public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such underwriter's initial purchase commitment.

         We and the selling shareholders have agreed to indemnify the underwriters against various civil liabilities, including liabilities under the Securities Act, or to contribute the payments that the underwriters may be required to make in respect of these liabilities.

         We, our executive officers and directors and the selling shareholders have agreed and we expect that substantially all of our other shareholders will agree, or are or will be contractually bound, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch:

          o    offer,  pledge,  sell,  contract  to  sell,  sell any  option  or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
          o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise;

         except that:

          o we may without such consent grant options, none of which will be exercisable prior to _________________, and sell common shares pursuant to our Stock Option Plan; and
          o we may without such consent issue equity shares in connection with any BONA FIDE business acquisition of or by the Company (whether by reconstruction or amalgamation, consolidation, sale of assets, sale or exchange of stock or otherwise), PROVIDED that prior to any such issuance, the recipients of such equity shares in such transaction shall have agreed in writing that, unless they have received the prior consent of the underwriters, they will be bound by the lock-up restrictions described above in this paragraph for the remainder of such 180-day period.

         In addition, during this period, we have also agreed not to file any registration statement (other than a registration statement on Form S-8) for, and each of our executive officers, directors and several shareholders have agreed not to make any demand for, or exercise any right of, the registration of any common shares or any securities convertible into or exchangeable for common shares without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch.

         At our request, the underwriters have reserved for sale at the initial public offering price up to 10% of the common shares to be sold in this offering for sale to our employees, friends and persons having relationships with us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered through this prospectus.

         Prior to the offering, there has been no established trading market for our common shares. The initial public offering price for the common shares offered by this prospectus will be determined by negotiations among us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

          o the history of and the prospects for the industry in which we compete;
          o    our past and present operations;
          o    our historical results of operations;
          o    our prospects for future earnings;

          o the recent market prices of securities of generally comparable companies; and
          o the general condition of the securities markets at the time of the offering.

         We intend to apply for quotation of our common shares on the Nasdaq National Market under the symbol "GRMN."

         Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction that requires action for that purpose. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We advise persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the offering of the common shares and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common shares included in this offering in any jurisdiction where such an offer or a solicitation would not be permitted or legal.

         In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may create a syndicate short position by making short sales of our common shares and may purchase our common shares on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering from us through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase additional shares from us or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common shares in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation and/or Merrill Lynch receives a report that indicates clients of such syndicate members have "flipped" the common shares. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                  LEGAL MATTERS

         Legal matters relating to the offering as to Cayman Islands and Taiwan law will be passed on for us by Maples and Calder, George Town, Grand Cayman, Cayman Islands, and Fortune Land Law Offices, Taipei, Taiwan, respectively. Legal matters relating to the offering as to Taiwan law will be passed on for the underwriters by Lee & Li, Taipei, Taiwan. The validity of the common shares offered hereby and the principal tax consequences for holders who are not resident in Cayman Islands will be passed upon by Maples and Calder, George

Town, Grand Cayman, Cayman Islands, our Cayman Islands counsel. Legal matters as to United States law will be passed upon for us by Sonnenschein Nath & Rosenthal and for the underwriters by Simpson Thacher & Bartlett.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 25, 1999 and December 26, 1998, and for each of the three years in the period ended December 25, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

         We are a Cayman Islands holding company. We are incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands corporation:

          o    political and economic stability;
          o    an effective judicial system;
          o a favorable tax system; o the absence of exchange control or currency restrictions; and
          o    the availability of professional and support services.

         However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

         A substantial majority of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or to enforce against us, judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed Andrew R. Etkind, c/o Garmin International, Inc., as our agent for service of process in the United States.

         Maples and Calder, our counsel as to Cayman Islands law, and Fortune Land Law Offices, our counsel as to Taiwan law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and Taiwan, respectively, would (1) recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) to be competent to hear original actions brought in each respective jurisdiction, against us predicated upon the securities laws of the United States or any state thereof.

         Maples and Calder has further advised us that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

                             ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act of 1933, as amended, and the rules and regulations of the SEC, for the registration of the common shares offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, part of the registration statement has been omitted from this prospectus as permitted by the rules and regulations of the SEC. For further information with respect to our company and the common shares offered by this prospectus, please refer to the registration statement. Although this prospectus contains all material terms of the contracts or other documents referred to in this prospectus, the descriptions of these contracts or other documents contained in this prospectus are not necessarily complete.

         Upon consummation of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we will be required to file reports, proxy statements and other information with the other information with the Securities and Exchange Commission. You may read and copy all or any portion of the registration statement, these reports, proxy statements and any other information that we file at the public reference facilities maintained by the SEC at:

o        Judiciary Plaza
         450 Fifth Street, N.W.
         Room 1024
         Washington, D.C.  20549;

o        Seven World Trade Center
         13th Floor
         New York, New York 10048; and

o        Northwestern Atrium Center
         500 West Madison Street
         Suite 1400
         Chicago, Illinois  60661-2511.

         Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         Upon approval of our common shares for quotation on the Nasdaq National Market, our periodic reports and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC maintains a Web site at WWW.SEC.GOV that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.


                          GARMIN LTD. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors.........................................................................F-2
Consolidated Balance Sheets at December 26, 1998, December 25, 1999 and
   June 24, 2000 (unaudited)...........................................................................F-3
Consolidated Statements of Income for the years ended December 31, 1997, December 26, 1998 and December 25, 1999 and for the six-month periods ended June 26, 1999 and
   June 24, 2000 (unaudited)...........................................................................F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1997,
   December 26, 1998 and December 25, 1999 and for the six-month period ended
   June 24, 2000 (unaudited)...........................................................................F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1997, December 26, 1998 and December 25, 1999 and for the six-month periods ended June 26, 1999 and
   June 24, 2000 (unaudited)...........................................................................F-6
Notes to Consolidated Financial Statements.............................................................F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Garmin Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and subsidiaries (the Company) as of December 26, 1998 and December 25, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garmin Ltd. and subsidiaries at December 26, 1998 and December 25, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States.


                                                Ernst & Young LLP

Kansas City, Missouri
February 26, 2000, except for Note 1
as to which the date is  _____________


     The foregoing report is in the form that will be signed upon the completion of the Company's reorganization described in Note 1 to the consolidated financial statements.

                                                /s/ Ernst & Young LLP
                                                Ernst & Young LLP


                                                Kansas City, Missouri
                                                September 8, 2000


                          GARMIN LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
             (In thousands, except share and per share information)

                                                            December 26,    December 25,
                                                                1998            1999      June 24, 2000
                                                          -------------------------------------------------
                         ASSETS                                                             (unaudited)
Current assets:
   Cash and cash equivalents                                 $  80,360        $104,079        $123,610
   Marketable securities                                         2,176               -               -
   Accounts receivable, less allowance for
     doubtful accounts of $618 in 1998, $1,116 in               17,560          35,908          45,676
     1999 and $1,470 in 2000
   Inventories                                                  37,974          51,248          69,441
   Deferred income taxes (Note 8)                                6,570           5,883           6,259
   Prepaid expenses and other current assets (Note 3)              704             864           1,087
                                                          -------------------------------------------------
Total current assets                                           145,344         197,982         246,073
Property and equipment (Notes 3 and 5):
   Land and improvements                                         7,520          22,548          27,098
   Building and improvements                                     7,810          19,324          25,489
   Office furniture and equipment                                6,594           7,575           8,147
   Manufacturing equipment                                      12,235          15,313          16,109
   Engineering equipment                                         4,466           5,116           6,773
   Vehicles                                                        209             230             238
                                                          -------------------------------------------------
                                                                38,834          70,106          83,854
   Accumulated depreciation and amortization                    10,083          14,255          17,369
                                                          -------------------------------------------------
                                                                28,751          55,851          66,485
Deferred income taxes (Note 8)                                     223              75              57
Restricted cash (Note 5)                                             -               -          11,762
Intangible assets                                                  214             737           2,681
                                                          -------------------------------------------------
Total assets                                                  $174,532        $254,645        $327,058
                                                          =================================================
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                         $    9,334       $  15,402       $  20,312
   Salaries and benefits payable                                 2,904           2,928           2,886
   Accrued warranty costs                                        3,114           4,429           6,928
   Accrued sales program costs                                     662           2,330           2,348
   Litigation settlement (Note 12)                               2,500               -               -
   Dividends payable                                                 -               -          17,352
   Other accrued expenses                                        1,872           2,567           1,198
   Income taxes payable                                          8,498           4,580           7,092
   Notes payable (Note 3)                                          363               5               9
                                                          -------------------------------------------------
Total current liabilities                                       29,247          32,241          58,125
Long-term debt (Note 5)                                          9,345          27,715          48,227
Other liabilities                                                    -              90              98
Stockholders' equity:
   Preferred stock, $1.00 par value, 1,000,000
     shares authorized, none issued                                  -               -               -
   Common stock, $0.01 par value, 500,000,000 shares
     authorized:
       Shares issued and outstanding - 49,435,774
         in 1998 and 88,984,394 in 1999 and 2000                   494             890             890
   Additional paid-in capital                                   17,646          29,703          29,703
   Retained earnings (Notes 5 and 6)                           132,247         176,431         197,237
   Accumulated other comprehensive loss                        (14,447)        (12,425)         (7,222)
                                                          -------------------------------------------------
Total stockholders' equity                                     135,940         194,599         220,608
                                                          -------------------------------------------------
Total liabilities and stockholders' equity                    $174,532        $254,645        $327,058
                                                          =================================================

See accompanying notes.



                          GARMIN LTD. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (In thousands, except per share information)


                                                   Year ended                       Six months ended
                                  -------------------------------------------------------------------------
                                   December 31,   December 26,   December 25,    June 26,      June 24,
                                       1997           1998           1999          1999          2000
                                  -------------------------------------------------------------------------
                                                                               (unaudited)   (unaudited)

Net sales                             $160,280       $169,030      $232,586       $106,395      $170,540
Cost of goods sold                      93,620         82,787       105,654         50,443        78,602
                                  -------------------------------------------------------------------------
Gross profit                            66,660         86,243       126,932         55,952        91,938

Selling, general and
   administrative expenses              17,102         24,680        27,063         12,434        15,075
Research and development                12,657         14,876        17,339          7,936         9,719
   expense
                                  -------------------------------------------------------------------------
                                        29,759         39,556        44,402         20,370        24,794
                                  -------------------------------------------------------------------------
Operating income                        36,901         46,687        82,530         35,582        67,144

Other income (expense):
   Interest income                       2,598          3,512         4,327          1,607         2,534
   Interest expense                       (897)          (545)         (577)          (223)       (1,462)
   Foreign currency                      9,967         (2,171)       (1,469)           638        (3,029)
   Other                                   303             37          (679)          (128)          (52)
                                  -------------------------------------------------------------------------
                                        11,971            833         1,602          1,894        (2,009)
                                  -------------------------------------------------------------------------
Income before income taxes              48,872         47,520        84,132         37,476        65,135

Income tax provision (benefit):
   Current                              12,841         16,608        19,130          6,611        15,733
   Deferred                                (61)        (4,254)          835          2,282          (358)
                                  -------------------------------------------------------------------------
                                        12,780         12,354        19,965          8,893        15,375
                                    -----------------------------------------------------------------------
Net income                            $ 36,092       $ 35,166      $ 64,167       $ 28,583      $ 49,760
                                  =========================================================================
Basic and diluted net income          $   0.41       $   0.40      $   0.72       $   0.32      $   0.56
   per share
                                  =========================================================================
Weighted-average common
   shares outstanding                   87,984         88,650        88,984         88,984        88,984
                                  =========================================================================


See accompanying notes.



                          GARMIN LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (In thousands, except per share data)


                                                                                 Accumulated
                                                      Additional                    Other
                                    Common Stock        Paid-In      Retained   Comprehensive
                               -----------------------
                                 Shares     Dollars     Capital      Earnings   Income (Loss)    Total
                               ----------------------------------------------------------------------------

Balance at December 31,           35,097      $351       $13,027    $  75,071     $ (2,403)     $  86,046
   1996
   Net income                          -         -             -       36,092            -         36,092
   Translation adjustment              -         -             -            -      (14,305)       (14,305)
                                                                                              -------------
       Comprehensive income                                                                        21,787
   Cash dividend ($0.10                -         -             -       (3,629)           -         (3,629)
   per share)
   20% stock dividend              7,020        70         2,468       (2,538)           -              -
                               ----------------------------------------------------------------------------
Balance at December 31,           42,117       421        15,495      104,996      (16,708)       104,204
   1997
   Net income                          -         -             -       35,166            -         35,166
   Translation adjustment              -         -             -            -        2,261          2,261
                                                                                              -------------
       Comprehensive income                                                                        37,427
   Cash dividend ($0.14                -         -             -       (6,000)           -         (6,000)
   per share)
   15% stock dividend              6,318        63         1,852       (1,915)           -              -
   Issuance of common stock        1,000        10           299            -            -            309
                               ----------------------------------------------------------------------------
Balance at December 26,           49,435       494        17,646      132,247      (14,447)       135,940
   1998
   Net income                          -         -             -       64,167            -         64,167
   Translation adjustment              -         -             -            -        2,022          2,022
                                                                                              -------------
       Comprehensive income                                                                        66,189
   Cash dividend ($0.15                -         -             -       (7,530)           -         (7,530)
   per share)
   80% stock dividend             39,549       396        12,057      (12,453)           -              -
                               ----------------------------------------------------------------------------
Balance at December 25,           88,984       890        29,703      176,431      (12,425)       194,599
   1999
    Net income (unaudited)             -         -             -       49,760            -         49,760
    Translation adjustment
     (unaudited)                       -         -             -            -        5,203          5,203
                                                                                              -------------
        Comprehensive
      income (unaudited)                                                                           54,963
   Cash dividend ($0.33
    per share) (unaudited)             -         -             -      (28,954)           -        (28,954)
                               ----------------------------------------------------------------------------
Balance at June 24,

   2000 (unaudited)               88,984      $890       $29,703     $197,237     $ (7,222)      $220,608
                               ============================================================================

See accompanying notes.



                          GARMIN LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                          Year ended                  Six months ended
                                            ---------------------------------------------------------------
                                            December 31, December 26, December 25,  June 26,    June 24,
                                                1997         1998         1999        1999        2000
                                            ---------------------------------------------------------------
                                                                                   (unaudited)(unaudited)

Operating Activities
Net income                                     $36,092      $35,166     $  64,167     $28,583   $ 49,760
Adjustments to reconcile net income to
   net cash provided by operating
   activities:
     Depreciation                                3,225        4,308         5,554       2,641      3,367
     Amortization                                   53           30            18          15         15
     Loss on disposal of property and                5           80           136           7          -
       equipment
     Provision for doubtful accounts               287          414           825         132        155
     Deferred income taxes                         (61)      (4,254)          835       2,282       (358)
     Net sale (purchase) of trading             (1,034)      (1,236)        2,173       2,162          -
     securities
     Changes in operating assets and liabilities:
       Accounts receivable                      (6,173)       1,054       (19,212)     (5,078)    (9,751)
       Inventories                               2,729       (2,905)      (12,917)     (1,606)   (16,030)
       Prepaid expenses and other                 (512)       1,481          (508)       (969)      (425)
       current assets
       Accounts payable                          4,001         (611)        5,888       2,326      4,675
       Accrued expenses                           (191)       1,057         1,278        (642)       396
       Income taxes payable                      1,447        1,964        (3,895)     (6,568)     2,587
                                            ---------------------------------------------------------------
Net cash provided by operating activities       39,868       36,548        44,342      23,285     34,391

Investing activities
Purchases of property and equipment             (2,667)      (8,280)      (32,195)     (2,059)   (12,956)
Proceeds from sale of property and                   1           44            69          18         20
equipment
Payment of lease termination fee                     -       (1,179)            -           -          -
Other                                               51           76          (176)        423     (1,742)
                                            ---------------------------------------------------------------
Net cash used in investing activities           (2,615)      (9,339)      (32,302)     (1,618)   (14,678)

Financing activities
Dividends                                       (3,629)      (6,000)       (7,530)     (7,530)   (11,602)
Principal payments on capital lease               (987)      (5,166)            -           -          -
obligations
Proceeds from issuance of notes
   payable and long-term debt                    1,208            -        18,040           -          -
Proceeds from issuance of common stock               -          309             -           -          -
Principal payments on notes payable                  -       (1,269)         (357)       (299)         -
Proceeds from issuance of Industrial
   Revenue Bonds expended on property                -            -             -           -      8,238
   and equipment
                                            ---------------------------------------------------------------
Net cash provided by (used in) financing        (3,408)     (12,126)       10,153      (7,829)    (3,364)
   activities

Effect of exchange rate changes on cash         (6,675)       1,034         1,526         (27)     3,182
                                            ---------------------------------------------------------------
Net increase in cash and cash equivalents       27,170       16,117        23,719      13,811     19,531
Cash and cash equivalents at beginning          37,073       64,243        80,360      80,360    104,079
of period
                                            ----------------------------------------------------------------


Cash and cash equivalents at end of            $64,243      $80,360      $104,079     $94,171   $123,610
period
                                            ===============================================================



                          GARMIN LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                 (In thousands)

                                                          Year ended                  Six months ended
                                            ---------------------------------------------------------------
                                            December 31, December 26, December 25,  June 26,    June 24,
                                                1997         1998         1999        1999        2000
                                            ---------------------------------------------------------------
                                                                                  (unaudited)  (unaudited)
Supplemental disclosures of cash flow
information

Cash paid during the period for income         $12,865      $15,048     $  28,733     $11,368    $11,977
taxes
                                            ===============================================================
Cash received during the period from
   income tax refunds                          $ 1,464      $   399     $       -    $      -    $     -
                                            ===============================================================
Cash paid during the period for                $   921      $   565     $     558    $    267    $ 1,477
interest
                                            ===============================================================

Supplemental disclosures of noncash
investing and financing activities
Additions to property and equipment
   through the issuance of capital            $  1,563      $   305     $       -    $      -    $     -
   lease obligations
                                            ===============================================================
Issuance of stock dividends                   $  2,538      $ 1,915     $  12,453    $      -    $     -
                                            ===============================================================
Accrual of cash dividends declared            $      -      $     -     $       -    $      -    $17,352
                                            ===============================================================
Accrual of stock dividends declared           $      -      $     -     $       -    $ 12,453    $     -
                                            ===============================================================
Proceeds from issuance of Industrial
   Revenue Bonds deposited in restricted      $      -      $     -     $       -    $      -    $11,762
   cash account (Note 5)                    ===============================================================

See accompanying notes.


                                   GARMIN LTD.

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

                     DECEMBER 26, 1998 and DECEMBER 25, 1999

1. Organization

On July 24, 2000, the stockholders of Garmin Corporation (GARMIN) incorporated Garmin Ltd. under the laws of the Cayman Islands. Subsequently, the stockholders of GARMIN executed a Shareholders Agreement to transfer to Garmin Ltd. their investments in 88,984,394 common shares of stock of GARMIN. These shares, which represented approximately 100% of the issued and outstanding common stock of GARMIN as of July 24, 2000, were used by the stockholders to pay for their subscriptions to 88,984,394 common shares of Garmin Ltd. at a par value of $0.01 or an aggregate value of $890. In addition to the shares of GARMIN owned by Garmin Ltd., one share of GARMIN is held by each of six shareholders pursuant to the requirement of Taiwan law that a company have at least seven shareholders and 4,000 shares are owned by two related stockholders who have not agreed to convert GARMIN shares to shares of the Company. These 4,006 shares are not reported as or considered to be held by minority interests in the accompanying consolidated financial statements due to immateriality. As a result, GARMIN is considered herein to be a wholly-owned subsidiary of Garmin Ltd.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Accordingly, the accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly-owned subsidiaries as if the reorganization described in Note 1 was effective prior to January 1, 1997. All significant intercompany balances and transactions have been eliminated.

Nature of Business

Garmin Ltd. and subsidiaries (together, the Company) manufacture, market and distribute global positioning systems and related products. GARMIN was incorporated in Taiwan, Republic of China on January 16, 1990. GARMIN is primarily responsible for the manufacturing and distribution of the Company's products to Garmin International, Inc. and Garmin (Europe) Limited and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. In April 1990, a 100%-owned subsidiary, Garmin International, Inc. (GII) was incorporated in the United States. GII is primarily responsible for sales and marketing of the Company's products in many international markets and in the United States as well as research and new product development. During June 1992, GII formed Garmin (Europe) Limited (GEL), a wholly-owned subsidiary in the United Kingdom, to sell its products principally within the European market. During the six months ended June 24, 2000, Garmin Realty LLC was incorporated to hold certain real estate.

                                   GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Fiscal Year

Prior to 1998, GARMIN's fiscal year end was based on a calendar year. However, both GII and GEL reported on a 52-53-week period ending on the last Saturday of the calendar year. As a result, the December 31, 1997 consolidated financial statements include operations of GARMIN from January 1, 1997 to December 31, 1997 and GII and GEL from December 28, 1996 to December 27, 1997. In 1998, GARMIN elected to change its fiscal year to a 52-53-week period consistent with GII and GEL. As a result, fiscal 1998 includes the operations of GARMIN from January 1, 1998 through December 26, 1998 and the operations of GII and GEL from December 28, 1997 through December 26, 1998.

Also, due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs in consecutive calendar years.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs and related financial activity. Therefore, the financial results of those fiscal years, and the associated 14-week quarter, will not be exactly comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. Fiscal 1997, 1998 and 1999 were all comprised of 52 weeks with the exception of the operations of GARMIN for the period from December 28, 1997 through December 31, 1997 recorded in fiscal 1997. This did not significantly impact the 1998 consolidated financial statements.

Unaudited Financial Information

The financial information as of June 24, 2000 and for the six-month periods ended June 26, 1999 and
June 24, 2000 contained herein is unaudited. The Company believes this information has been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and Article 10 of Regulation S-X. The Company also believes this information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods then ended. The results of operations for the six-month period ended June 24, 2000 are not necessarily indicative of the results of operations that may be expected for the entire year.

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

GARMIN utilizes the New Taiwan Dollar as its functional currency. GEL utilizes the British pound sterling as its functional currency. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," the financial statements of both GARMIN and GEL have been translated into United States dollars, the functional currency of Garmin Ltd. and GII and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All differences are recorded in results of operations and amounted to exchange gains (losses) of approximately $9,967, $(2,171) and $(1,469) for the years ended December 31, 1997, December 26, 1998 and December 25, 1999, respectively, and $638 and $(3,029) for the six months ended June 26, 1999 and June 24, 2000, respectively. These gains (losses) are included in other income (expense) in the accompanying consolidated statements of income.

Earnings per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the periods presented. There are no dilutive securities outstanding during any of the periods. All references in the consolidated financial statements to weighted-average common shares outstanding and related per share amounts have been restated retroactively to reflect stock dividends declared during the periods presented herein.

Common Stock

The amount of retained earnings capitalized in connection with the stock dividends previously issued by the Company has been based upon the par value of the underlying GARMIN common stock, which was the United States dollar equivalent of ten New Taiwan Dollars. In addition, the common stock issuance in 1998 was made on a pro rata basis to each stockholder of GARMIN based on the number of shares held at the time. As such, this issuance of shares, to qualify the Company for certain Taiwan tax incentives, was recorded at the amount of cash received, which was equal to par value.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, operating accounts, money market funds and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value given the short maturity of those instruments.

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method (which approximates the first-in, first-out (FIFO) method) by GARMIN and the FIFO method by GII and GEL. Inventories consisted of the following:

                             December 26,      December 25,        June 24,
                                 1998              1999              2000
                           ----------------------------------------------------
                                                                 (unaudited)
Raw materials                    $18,663          $30,492           $35,803
Work-in-process                    4,264            3,710            14,108
Finished goods                    16,908           18,773            21,167
Inventory reserves                (1,861)          (1,727)           (1,637)
                           ----------------------------------------------------
                                 $37,974          $51,248           $69,441
                           ====================================================

Marketable Securities

Marketable securities are considered trading securities pursuant to SFAS No. 115 and are held for resale in anticipation of short-term market movements. These investments are carried at fair value with gains and losses, both realized and unrealized, recognized in income. At December 26, 1998, the cost of such securities was $2,162. These securities were sold in 1999, and the related gains were reported in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities are included in investment income.

Property and Equipment

Property  and  equipment  are  recorded  at  cost  and  depreciated   using  the
straight-line method over the following estimated useful lives:

Buildings and improvements                                       8-55 years
Office furniture and equipment                                    3-8 years
Manufacturing and engineering equipment                           3-8 years
Vehicles                                                            3 years

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)


2. Summary of Significant Accounting Policies (continued)

Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. SFAS No. 121 has not had an impact on the Company's consolidated financial statements.

Intangible Assets

Intangible assets principally consist of costs incurred with certain licensing agreements, which are being amortized over the lives of the related license agreements, which are generally three years.

Financial Instruments

GII has entered into interest-rate swap agreements to modify the interest characteristics of portions of its outstanding long-term debt from a floating rate to a fixed rate basis. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from the counterparty is included in other liabilities or assets. The fair value of the swap agreement is not recognized in the consolidated financial statements. See Note 9.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes have not been accrued at the GARMIN level for the unremitted earnings of GII or GEL totaling approximately $28,728, $46,502 and $62,412 at December 26, 1998, December 25, 1999 and June 24, 2000, respectively, because such earnings are intended to be reinvested in these subsidiaries indefinitely.

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)


2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The  preparation  of  consolidated   financial  statements  in  conformity  with
accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company grants credit to certain customers who meet the Company's preestablished credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

Revenue Recognition

The Company recognizes revenue from product sales when the product is shipped to the customer and title has transferred. The Company assumes no remaining significant obligations associated with the product sale other than that related to its warranty programs discussed below.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101). SAB 101 summarizes certain areas of the staff's views in applying generally accepted accounting principles to revenue recognition in the consolidated financial statements. The Company plans to adopt SAB 101 no later than the fourth quarter of fiscal 2000 but does not expect it will have a material effect on the Company's consolidated financial position or results of operations.

Product Warranty

The Company provides for estimated warranty costs at the time of sale. The warranty period is generally for one year from date of shipment with the exception of certain aviation products for which the warranty period is two years from the date of shipment.

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Sales Programs

The Company provides certain monthly and quarterly incentives for its dealers based on various factors including dealer purchasing volume and growth. Additionally, the Company provides rebates to end users on certain products. Estimated rebates and incentives payable to distributors are regularly reviewed and recorded as accrued expenses on a monthly basis.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to approximately $5,348, $7,245 and $8,574 for the years ended December 31, 1997, December 26, 1998 and December 25, 1999, respectively, and $3,974 and $6,103 for the six months ended June 26, 1999 and June 24, 2000, respectively.

Research and Development

Substantially all research and development is performed by GII in the United States. Research and development costs, which are expensed as incurred, amounted to approximately $12,657, $14,876 and $17,339 for the years ended December 31, 1997, December 26, 1998 and December 25, 1999, respectively, and $7,936 and $9,719 for the six months ended June 26, 1999 and June 24, 2000, respectively.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new statement effective December 31, 2000, the beginning of fiscal 2001. The statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives not considered hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not anticipate the adoption of SFAS No. 133 will have a significant effect on its results of operations or financial position.

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

3. Notes Payable

The Company has certain promissory notes totaling $363 and $5 at December 26, 1998 and December 25, 1999, respectively. These notes are secured by certificates of deposit, included in prepaid expenses and other current assets, totaling approximately $311 and $158 at December 26, 1998 and December 25, 1999, respectively. In addition, the Company had pledged, as additional security, land and buildings with book values totaling approximately $2,550 as of December 26, 1998.

4. Line of Credit

During November 1998, the Company renewed a line of credit agreement with a bank providing for maximum borrowings of $3,500 less indirect borrowings under certain standby letters of credit which totaled approximately $500 at December 25, 1999. There were no standby letters of credit at December 26, 1998, and there were no direct borrowings outstanding under the line of credit as of December 26, 1998, December 25, 1999 and June 24, 2000. The line of credit, which bears interest at the bank's prime rate less 1% or LIBOR plus 1.5%, expires June 30, 2000 and is unsecured.

5. Long-Term Debt

During 1995, GII entered into an agreement with the City of Olathe, Kansas for the construction of a new corporate headquarters (the project) which was financed through issuance of Series 1995 Industrial Revenue Bonds (the Bonds) totaling $9,500. Upon completion of the project in 1996, GII retired bonds totaling $155. At December 26, 1998, December 25, 1999 and June 24, 2000, outstanding principal under the Bonds totaled $9,345. Interest on the Bonds is payable monthly at a variable interest rate (4.15% and 4.80% at December 26, 1998 and December 25, 1999, respectively), which is adjusted weekly to the current market rate as determined by the remarketing agent for the Bonds, with principal due upon maturity on January 1, 2025. See Note 9.

The Bonds are secured by an irrevocable letter of credit totaling $9,650, with facility fees of 1.05% annually, through February 2001, renewable on an annual basis thereafter. The bank has the option of requiring GII to establish a sinking fund related to the principal balance outstanding on the Bonds, which it had not exercised through December 25, 1999. The letter of credit is secured by a mortgage on all assets financed with the proceeds of the Bonds and is guaranteed by GARMIN.

In connection with the letter of credit agreement entered into with the bank, GII is required to comply with various covenants, including minimum tangible net worth requirements of both GARMIN and GII and various financial performance ratios. In addition, under the agreement entered into with the City of Olathe, Kansas, GII was restricted from making capital expenditures, as defined by the agreement, for facilities located in Olathe, Kansas in excess of $10,000 for the period from February 28, 1992 to February 28, 1998.

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

5. Long-Term Debt (continued)

During 1999, GARMIN borrowed $18,040 to finance the purchase of land and a new manufacturing facility in Taiwan. The outstanding balance ($18,370 at December 25, 1999 and $18,882 at June 24, 2000, based on period end exchange rates) is due in 60 equal payments of principal plus interest beginning November 2001. In addition, GARMIN has pledged, as additional security, land and buildings with book values totaling approximately $24,640 as of December 25, 1999. Interest only on the note is payable monthly through November 2001 at a fixed rate of 6.155%. Subsequent to November 2001, interest is adjustable based on the Republic of China's government's preferential rate on term deposits plus 0.18%.

The aggregate amounts of principal to be paid on long-term debt outstanding at December 25, 1999 during each of the next five years and thereafter are as follows:

   2000                                       $         -
   2001                                               262
   2002                                             3,254
   2003                                             3,460
   2004                                             3,679
   Thereafter                                      17,060
                                            -------------------
                                                  $27,715
                                            ===================

During the six months ended June 24, 2000, GII entered into another agreement with the City of Olathe, Kansas to finance the Company's expansion of its manufacturing facilities through the issuance of Series 2000 Industrial Revenue Bonds (the 2000 Bonds) totaling $20,000. The proceeds from the issuance of the 2000 Bonds were placed in an interest-bearing restricted cash account controlled by a trustee appointed by the issuer. Disbursements from the account are restricted to purchases of equipment and construction related to the project and amounted to $8,238 during the six-months ended June 24, 2000. Unexpended bond proceeds in this restricted cash account amounted to $11,762 at June 24, 2000.

At June 24, 2000, outstanding principal under the 2000 Bonds totaled $20,000. Interest on the 2000 Bonds is payable monthly at a variable interest rate (6.73% at June 24, 2000), which is adjusted weekly to the current market rate as determined by the remarketing agent of the 2000 Bonds, with principal due upon maturity at April 15, 2020. See Note 9.

The 2000 Bonds are secured by an irrevocable letter of credit totaling $20,288 with facility fees of 1.43%. This renewable letter of credit initially expires on September 20, 2004. The bank has required a sinking fund be established with semiannual payments of $667 beginning April 2002.

GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)


6. Leases and Other Commitments

In December 1995, GII entered into several sale-leaseback transactions with a bank pursuant to a master lease agreement. The master lease was accounted for as a capital lease and provided GII an option to purchase the leased property and equipment at the expiration of the lease term, or earlier upon remittance of satisfactory termination payments, for its then fair market value. Additionally, the bank agreed to purchase and concurrently lease to GII up to $7,000 of property and equipment under the master lease agreement through March 31, 1998. All leases under the master lease agreement were accounted for as capital leases.

In March 1998, GII exercised its option and purchased the property and equipment by paying the outstanding balance of its capital lease obligation and a termination payment of $1,179. In accordance with SFAS No. 13, "Accounting for Leases," GII capitalized the termination payment as property and equipment.

GII leases office and warehouse space under noncancelable operating lease agreements expiring through 2006. GEL also leases office space under an operating lease which it may, at its option, extend for up to 14 additional years. Noncancelable future minimum lease payments at December 25, 1999 are as follows:

   2000                                        $   140
   2001                                            140
   2002                                            140
   2003                                            140
   2004                                            140
   Thereafter                                      356
                                          -----------------
   Total minimum lease payments                 $1,056
                                          =================

Rental expense amounted to $92, $94 and $140 for the years ended December 31, 1997, December 26, 1998 and December 25, 1999, respectively.

At December 25, 1999, standby letters of credit amounting to $500 were issued by banks, on behalf of GII, for the interest rate swap agreement discussed in Note
9. No standby letters of credit were issued on behalf of GII at December 26, 1998. At December 26, 1998 and December 25, 1999, standby letters of credit amounting to $235 and $443, respectively, were issued by banks on behalf of GARMIN. Additionally, at December 25, 1999, approximately $21,000 of GARMIN's retained earnings are indefinitely restricted from distribution to stockholders pursuant to the law of Taiwan.

Substantially all of the assets of GEL are held as collateral by a bank securing payment of the United Kingdom value-added tax requirements.

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

7. Employee Benefit Plans

GII has an employee savings plan under which its employees may contribute up to 10% of their annual compensation subject to Internal Revenue Code maximum limitations. Additionally, GEL has a defined contribution plan under which its employees may contribute up to 5% of their annual compensation. Both GII and GEL contribute an amount determined annually at the discretion of the Board of Directors. During the years ended December 31, 1997, December 26, 1998 and December 25, 1999, expense related to these plans of $585, $762 and $930, respectively, was charged to operations.

Additionally, GII has a defined contribution money purchase plan (the Plan) which covers substantially all employees. GII contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the Plan. During the years ended December 31, 1997, December 26, 1998 and December 25, 1999, GII recorded expense related to the Plan of $502, $659 and $721, respectively.

8. Income Taxes

The Company's income tax provision consists of the following:

                                       Year Ended                                 Six Months Ended
                  -----------------------------------------------------------------------------------------
                     December 31,      December 26,      December 25,        June 26,          June 24,
                         1997              1998               1999             1999              2000
                  -----------------------------------------------------------------------------------------
                                                                            (unaudited)      (unaudited)
Federal:
     Current           $  2,187          $  2,635         $  8,883           $3,333          $  7,877
     Deferred              (365)             (555)            (710)            (363)             (912)
                  -----------------------------------------------------------------------------------------
                          1,822             2,080            8,173            2,970             6,965
State:
     Current                297               304            1,332              429             1,284
     Deferred               (15)              (63)             (85)             (41)             (104)
                  -----------------------------------------------------------------------------------------
                            282               241            1,247              388             1,180
Foreign:
     Current             10,357            13,669            8,915            2,849             6,572
     Deferred               319            (3,636)           1,630            2,686               658
                  -----------------------------------------------------------------------------------------
                         10,676            10,033           10,545            5,535             7,230
                  -----------------------------------------------------------------------------------------

Total                   $12,780           $12,354          $19,965           $8,893           $15,375
                  =========================================================================================

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

8. Income Taxes (continued)

                                           Year Ended                             Six Months Ended
                      -------------------------------------------------------------------------------------
                        December 31,   December 26,    December 25,           June 26,        June 24,
                            1997            1998                1999            1999            2000
                     -------------------------------------------------------------------------------------
                                                                            (unaudited)     (unaudited)
Federal income tax
 expense at U.S.
  statutory rate            $17,105          $16,632           $29,446         $13,117         $22,797
State income tax
  expense, net of
  federal tax effect            183              157               810             252             767
Foreign tax rate
  differential               (4,104)          (3,853)           (5,604)         (2,711)         (4,086)
Taiwan tax incentives
  and credits
                               (224)          (1,405)           (3,817)         (1,665)         (3,311)
Other, net                     (180)             823              (870)           (100)           (792)
                      -------------------------------------------------------------------------------------
Income tax expense          $12,780          $12,354           $19,965        $  8,893         $15,375
                      =====================================================================================

The Company's income before income taxes attributable to foreign operations was $42,171, $39,692 and $58,467 for the years ended December 31, 1997, December 26, 1998 and December 25, 1999, respectively, and $29,093 and $43,730 for the six months ended June 26, 1999 and June 24, 2000, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                   GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)


8. Income Taxes (continued)

                                                        December 26,     December 25,        June 24,
                                                            1998             1999              2000
                                                     ------------------------------------------------------
                                                                                           (unaudited)
Deferred tax assets:
   Product warranty accruals                               $   953            $1,464           $2,388
   Allowance for doubtful accounts                             237               411              513
   Inventory carrying value                                  4,613             3,606            2,974
   Vacation accrual                                            295               335              335
   Depreciation                                                321                75               57
   Unrealized foreign currency losses                          432                28               29
   Other                                                        10                57               37
                                                     ------------------------------------------------------
                                                             6,861             5,976            6,333
Deferred tax liabilities:
   Unrealized foreign currency gains                            18                18               17
   Other                                                        50                 -                -
                                                     ------------------------------------------------------
                                                                68                18               17
                                                     ------------------------------------------------------

Net deferred tax assets                                     $6,793            $5,958           $6,316
                                                     ======================================================

9. Interest Rate Risk Management

During June 1996, GII entered into an interest rate swap agreement to effectively convert a portion of its floating rate long-term debt to a fixed rate basis, thus reducing the impact of interest rate changes on future income. Pursuant to this "pay-fixed" swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $5,000 at December 26, 1998 and December 25, 1999. GII's fixed interest rate under the swap agreement is 5.1%. The counterparty's floating rate is based on the nontaxable PSA Municipal Swap Index and amounted to 4.15%, 4.80% and 4.77% at December 26, 1998, December 25, 1999 and June 24, 2000, respectively. Notional amounts do not quantify risk or represent assets and liabilities of the Company, but are used in the determination of cash settlements under the agreement. The Company is exposed to credit losses from counterparty nonperformance but does not anticipate any losses from its agreement, which is with a major financial institution.

During the six months ended June 24, 2000, GII entered into an additional swap agreement to effectively convert a portion of additional floating rate long-term debt associated with the 2000 Bonds to a fixed rate basis. Pursuant to this "pay-fixed" swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $10,000 at June 24, 2000. GII's fixed interest rate under the swap agreement is 7.26% at June 24, 2000 compared to the counterparty's floating rate of 6.73% at the same date. The counterparty's floating rate is based on the bank's Taxable Low Floater Rate.

                                   GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

10. Fair Value of Financial Instruments

In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. They carrying amounts and fair values of the Company's financial instruments are as follows:


                               December 26, 1998          December 25, 1999           June 24, 2000
                           --------------------------------------------------------------------------------
                             Carrying                  Carrying                   Carrying
                              Amount     Fair Value     Amount      Fair Value     Amount     Fair Value
                           --------------------------------------------------------------------------------
                                                                                (unaudited)    (unaudited)


Cash and cash equivalents         $80,360      $80,360     $104,079     $104,079      $123,610     $123,610
Restricted cash                        -            -            -            -         11,762       11,762
Notes payable                         363          363            5            5             9            9

Long-term debt:
   Term loan                           -            -        18,370       18,370        18,882       18,179
   Series 1995 Bonds                9,345        9,682        9,345        9,555         9,345        9,501
   Series 2000 Bonds                   -            -            -            -         20,000       20,000


The carrying value of cash and cash equivalents, restricted cash and notes payable approximates their fair value. The fair values of the Company's long-term debt have been estimated using discounted cash flow analyses, based on an estimate of the interest rate the Company would have to pay on the issuance of debt with a similar maturity and terms. The fair values of long-term debt as reported, are not necessarily the amounts the Company would currently have to pay to extinguish any of this debt.

11. Segment Information

The Company operates within its targeted markets through two reportable segments, those being related to products sold into the consumer and aviation markets. Both of the Company's reportable segments offer products through the Company's network of independent dealers and distributors. However, the nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately. The Company's consumer segment includes portable global positioning system (GPS) receivers and accessories for marine, recreation, land and automotive use sold primarily to retail outlets. The Company's aviation products are portable and panel mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retain outlets and certain aircraft manufacturers.

                                   GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)


11. Segment Information (continued)

The Company's co-Chief Executive Officers have been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates performance and allocates resources based on income before income taxes of each segment. Income before income taxes represents net sales less operating expenses including certain allocated general and administrative costs, interest income and expense, foreign currency adjustments, and other nonoperating corporate expenses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales or transfers.

The identifiable assets associated with each reportable segment reviewed by CODM include accounts receivable and inventories. The Company does not report property and equipment, depreciation and amortization or capital expenditures by segment to the CODM.

Revenues, interest income and interest expense, income before income taxes and identifiable assets for each of the Company's reportable segments are presented below:

                                                Year ended December 31, 1997
                                    -----------------------------------------------------
                                        Consumer          Aviation           Total
                                    -----------------------------------------------------

Sales to external customers               $122,025         $38,255           $160,280

Allocated interest income                    1,984             614              2,598
Allocated interest expense                     685             212                897
Income before income taxes                  39,162           9,710             48,872

Assets:
    Accounts receivable                     13,863           4,291             18,154
    Inventory                               24,375           7,545             31,920


                                   GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)


11. Segment Information (continued)

                                                Year ended December 26, 1998
                                    -----------------------------------------------------
                                        Consumer          Aviation           Total
                                    -----------------------------------------------------

Sales to external customers               $135,446         $33,584           $169,030

Allocated interest income                    2,814             698              3,512
Allocated interest expense                     437             108                545
Income before income taxes                  43,327           4,193             47,520

Assets:
    Accounts receivable                     14,071           3,489             17,560
    Inventory                               25,528          12,446             37,974


                                                Year ended December 25, 1999
                                    -----------------------------------------------------
                                        Consumer          Aviation           Total
                                    -----------------------------------------------------

Sales to external customers               $169,164         $63,422           $232,586

Allocated interest income                    3,147           1,180              4,327
Allocated interest expense                     420             157                577
Income before income taxes                  59,773          24,359             84,132

Assets:
    Accounts receivable                     26,117           9,791             35,908
    Inventory                               31,093          20,155             51,248



                                               Six months ended June 26, 1999
                                    -----------------------------------------------------
                                        Consumer          Aviation           Total
                                    -----------------------------------------------------
                                       (unaudited)      (unaudited)       (unaudited)
Sales to external customers               $79,442          $26,953           $106,395
Income before income taxes                 28,203            9,273             37,476

Assets:
    Accounts receivable                    16,611            5,688             22,299
    Inventory                              29,618           10,143             39,761



                                  GARMIN LTD.

         (Information pertaining to the six months ended June 26, 1999 and June 24, 2000 is unaudited)
                             (Dollars in Thousands)

11. Segment Information (continued)

                                               Six months ended June 24, 2000
                                    -----------------------------------------------------
                                        Consumer          Aviation           Total
                                    -----------------------------------------------------
                                       (unaudited)      (unaudited)       (unaudited)
Sales to external customers               $121,766          $48,774          $170,540
Income before income taxes                  51,182           13,953            65,135

Assets:
    Accounts receivable                     30,841           14,835            45,676
    Inventory                               46,581           22,860            69,441


Net sales, including intercompany sales or transfers and long-lived assets (property and equipment), prior to intercompany eliminations, by geographic area, are as follows for the years ended December 31, 1997, December 26, 1998 and December 25, 1999:

                                       North America         Asia             Europe            Total
                                    -----------------------------------------------------------------------
December 31, 1997
Sales to external customers               $110,591         $  9,112           $40,577         $160,280
Long-lived assets                           12,326           10,717               204           23,247

                                       North America         Asia             Europe            Total
                                    -----------------------------------------------------------------------
December 26, 1998
Sales to external customers               $116,629         $  9,609           $42,792         $169,030
Long-lived assets                           15,445           13,138               168           28,751

                                      North America         Asia              Europe            Total
                                    -----------------------------------------------------------------------
December 25, 1999
Sales to external customers               $172,742          $11,146           $48,698         $232,586
Long-lived assets                           17,433           38,228               190           55,851

Sales to one customer in the consumer segment represented approximately $26,400 of the Company's consolidated net sales in 1998. No single customer accounted for 10% or more of the Company's consolidated net sales in 1997 or 1999.

12. Litigation Settlement

In May 1998, a lawsuit was filed against the Company alleging patent infringement in prior years for unspecified damages. The Company settled the lawsuit through dispute resolution in May 1999 for $2,500. The related liability and expense were reflected in the December 26, 1998 consolidated financial statements.

               [Graphics on inside back cover page of prospectus]

                  , 2000











                                  [Garmin Logo]

                          ________________ COMMON SHARES



                               __________________

                                   PROSPECTUS

                               __________________





                          DONALDSON, LUFKIN & JENRETTE
                               MERRILL LYNCH & CO.
                               __________________

                              SALOMON SMITH BARNEY


_______________________________________________________________________________
You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized any dealer, sales person or other person to provide you with written information other than that contained in this prospectus or to make representations as to matters not stated in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
_______________________________________________________________________________

         Until ____________, 2000 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

_______________________________________________________________________________

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the offering described in the Registration Statement (all amounts are estimated except the SEC registration fee):

   Securities and Exchange Commission registration fee.........   $ 60,720
   NASD filing fee.............................................         *
   Nasdaq National Market listing fee..........................         *
   Printing and engraving expenses.............................         *
   Legal fees and expenses.....................................         *
   Accounting fees and expenses................................         *
   Transfer agent fees.........................................         *
   Miscellaneous...............................................         *
                                                                ---------
        Total..................................................   $     *

* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Article 152 of our Articles of Association provides for indemnification, to the fullest extent permitted by law, of officers and directors for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in their capacities as such, and advancement of expenses of defending any such action, suit or proceeding.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     As part of the restructuring of the registrant, on ____________, 2000, shareholders of Garmin Corporation exchanged their common shares of Garmin Corporation for _____________ shares of the registrant. These shares were not registered under the Securities Act of 1933, as amended. Certain of these shares were issued to U.S. shareholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) of, and Regulation D under, the Securities Act of 1933, as amended. The remainder of the shares were offered and issued outside the United States to individuals who are not citizens or residents of the United States. Accordingly, the offering and issuance of these shares were not subject to the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S under the Securities Act of 1933, as amended.

ITEM 16.              EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS          DESCRIPTION

     1.1*             Form of Underwriting Agreement.
     3.1              Memorandum of Association.
     3.2              Articles of Association.
     4.1*             Specimen share certificate.

     4.2*             Shareholders' Rights Plan.
     5.1*             Form of opinion of Maples and Calder, Cayman Islands
                      counsel to the Issuer, as to the legality of the shares.
     8.1*             Opinion of Sonnenschein Nath & Rosenthal regarding United
                      States tax matters.
     8.2*             Opinion of Maples and Calder regarding Cayman Islands tax
                      matters.
     10.1*            Stock Option Plan.
     11.1*            Statement regarding computation of per share earnings.
     21.1             List of Subsidiaries.
     23.1             Consent of Ernst & Young LLP.
     23.2*            Consent of Maples and Calder (included in Exhibits 5.1
                      and 8.2).
     23.3*            Consent of Sonnenschein Nath & Rosenthal (included in
                      Exhibit 8.1).
     24.1             Powers of Attorney (included on signature page).
     27.1             Financial Data Schedule.

*  To be filed by supplemental submission

(B) FINANCIAL STATEMENT SCHEDULES

Schedule II Valuation and qualifying accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.          UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

         (c)      The undersigned registrant hereby undertakes that:

                  (i) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (ii) For the purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF OLATHE, COUNTY OF JOHNSON, STATE OF KANSAS ON SEPTEMBER 11, 2000.

                                    GARMIN LTD.


                                    By: /s/ MIN H. KAO
                                        ----------------------------
                                       Min H. Kao
                                       Co-Chief Executive Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of Garmin Ltd., do hereby constitute and appoint Min H. Kao, Gary L. Burrell and Andrew R. Etkind, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, to do any and all acts and things in our respective names and on our respective behalves in the capacities indicated below that Min H. Kao, Gary L. Burrell and Andrew R. Etkind, or any of them, may deem necessary or advisable to enable Garmin Ltd. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement or any registration statement for registering additional securities of the same class as is included in this registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, including specifically, but not limited to, power and authority to sign for us in our respective names in the capacities indicated below any and all such registration statements and amendments (including post-effective amendments) and to file the same, with all exhibits thereto and other documents therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all that Min H. Kao, Gary L. Burrell and Andrew R. Etkind, or any one of them, shall do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON SEPTEMBER 11, 2000 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:


SIGNATURE                            TITLE


/s/ MIN H. KAO                       Co-Chairman; Co-Chief Executive Officer
----------------------------------
Min H. Kao                           (Co-Principal Executive Officer)


/s/ GARY L. BURRELL                  Co-Chairman; Co-Chief Executive Officer
----------------------------------
Gary L. Burrell                      (Co-Principal Executive Officer)


/s/ KEVIN RAUCKMAN                   Chief Financial Officer
----------------------------------
Kevin Rauckman                       (Principal Financial Officer and Principal
                                       Accounting Officer)

/s/ RUEY-JENG KAO                    Director
----------------------------------
Ruey-Jeng Kao

GARMIN INTERNATIONAL, INC.           Authorized Representative in the U.S.


By: /s/ GARY L. BURRELL
   ---------------------------------
   Gary L. Burrell, Its President

                          GARMIN LTD. AND SUBSIDIARIES
                      INDEX TO FINANCIAL STATEMENT SCHEDULE

Garmin Ltd. Financial Statement Schedule for the years ended December 31, 1997, December 26, 1998 and December 25, 1999.

   Report of Independent Auditors........................................   S-2
   Schedule II - Valuation and qualifying accounts.......................   S-3

                         REPORT OF INDEPENDENT AUDITORS


We have audited the consolidated financial statements of Garmin Ltd. and subsidiaries as of December 26, 1998 and December 25, 1999, and for each of the three years in the period ended December 25, 1999, and have issued our report thereon dated February 26, 2000 (except for Note 1, as to which the date is ___________), included elsewhere in this Registration Statement. Our audits also included thex financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                              Ernst & Young LLP

Kansas City, Missouri
February 26, 2000, except for Note 1
as to which the date is ______________


   The foregoing report is in the form that will be signed upon the completion of the Company's reorganization described in NOTE 1 to the consolidated financial statements.



                                            /s/ Ernst & Young LLP
                                                Ernst & Young LLP

                                            Kansas City, Missouri
                                                September 8, 2000


                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                          Garmin Ltd. and Subsidiaries


                                                                          Additions
                                                           ---------------------------------------
                                          Balance at      Charged to       Charted to                   Balance at
                                          Beginning        Costs and         Other                        End of
                 Description              of Period        Expenses        Accounts      Deductions       Period
------------------------------------------------------  ---------------- ------------  --------------  ------------

Year Ended December 31, 1997:
  Deducted from asset accounts:
    Allowance for doubtful accounts      $      392      $        287      $     -       $   (45)(1)    $     634
    Inventory reserve                    $    1,864      $      1,657      $     -       $(1,441)(2)    $   2,080
Total                                    $    2,256      $      1,944      $     -       $(1,486)       $   2,714
                                         =============  ================ ============  ==============  ============

Year Ended December 26, 1998:
  Deducted from asset accounts:
    Allowance for doubtful accounts      $      634      $        414      $     -       $  (430)(1)    $     618
    Inventory reserve                    $    2,080      $      2,165      $     -       $(2,384)(2)    $   1,861
                                         -------------  ---------------- ------------  --------------  ------------
Total                                    $    2,714      $      2,579      $     -       $(2,814)       $   2,479
                                         =============  ================ ============  ==============  ============

Year Ended December 25, 1999:
  Deducted from asset accounts:
    Allowance for doubtful accounts      $      618      $        825      $     -       $  (327)(1)    $   1,116
    Inventory reserve                    $    1,861      $      1,202      $     -       $(1,336)(2)    $   1,727
                                         -------------  ---------------- ------------  --------------  ------------
Total                                    $    2,479      $      2,027      $     -       $(1,663)       $   2,843
                                         =============  ================ ============  ==============  ============


(1)  Uncollectible accounts written off, net of recoveries.
(2)  Obsolete inventory dispositions and shrinkage.

                                  EXHIBIT INDEX

EXHIBITS DESCRIPTION

1.1*       Form of Underwriting Agreement.
3.1        Memorandum of Association.
3.2        Articles of Association.
4.1*       Specimen share certificate.
4.2*       Shareholders' Rights Plan.
5.1*       Form of opinion of Maples and Calder, Cayman Islands counsel to the Issuer, as to the legality
           of the shares.
8.1*       Opinion of Sonnenschein Nath & Rosenthal regarding United
           States tax matters.
8.2*       Opinion of Maples and Calder regarding Cayman Islands tax matters.
10.1*      Stock Option Plan.
11.1*      Statement regarding computation of per share earnings.
21.1       List of Subsidiaries.
23.1       Consent of Ernst & Young LLP.
23.2*      Consent of Maples and Calder (included in Exhibits 5.1 and 8.2).
23.3*      Consent of Sonnenschein Nath & Rosenthal (included in Exhibit 8.1).
24.1       Powers of Attorney (included on signature page).
27.1       Financial Data Schedule.

*  To be filed by supplemental submission